
11007162


Sonus
NETWORKS


SEC MAIL
RECEIVED
PROCESSING
APR 20 2011
WASH., D.C.
200
SECTION

PROXY STATEMENT

SONUS NETWORKS, INC.
4 Technology Park Drive
Westford, MA 01886

April 19, 2011

Dear Stockholder:

We cordially invite you to attend Sonus Networks, Inc.'s annual meeting of stockholders. The meeting will be held on Thursday, June 2, 2011, at 10:00 a.m., local time, at The Westin Waltham Boston, 70 Third Avenue in Waltham, Massachusetts.

The notice of annual meeting and proxy statement accompanying this letter describes the business to be acted upon at the meeting. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which constitutes our annual report to our stockholders, is also enclosed. To ensure that your shares are represented at the meeting, you are urged to vote as described in the accompanying proxy statement.

Thank you for your support.

Sincerely,

Raymond P. Dolan
President and Chief Executive Officer



SONUS NETWORKS, INC.
4 Technology Park Drive
Westford, MA 01886

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held June 2, 2011

To the Stockholders of Sonus Networks, Inc.:

The 2011 annual meeting of stockholders of Sonus Networks, Inc. will be held on Thursday, June 2, 2011 at 10:00 a.m., local time, at The Westin Waltham Boston, 70 Third Avenue in Waltham, Massachusetts. At the meeting, we will consider and vote upon the following proposals to:

1. Elect eight nominees for director to hold office until the 2012 annual meeting of stockholders;
2. Ratify the appointment of Deloitte & Touche LLP to serve as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2011;
3. Approve, on a non-binding advisory basis, the compensation of our named executive officers as discussed in the "Compensation Discussion and Analysis" section and the accompanying compensation tables and related narratives contained in the accompanying Proxy Statement;
4. Approve, on a non-binding advisory basis, the frequency with which to hold future advisory votes on the compensation of our named executive officers; and
5. Transact any other business that may properly come before the meeting and any adjournments or postponements thereof.

These items are more fully described in the following pages, which are a part of this Notice. Stockholders of record at the close of business on April 6, 2011 are entitled to attend and vote at the 2011 annual meeting. All stockholders are encouraged to attend the annual meeting in person. Whether or not you plan to attend the annual meeting, your vote is important.

Stockholders of record may vote their shares by using the Internet or the telephone. Instructions for using these convenient services are set forth on the enclosed proxy card. Of course, you may also vote your shares by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage-paid envelope. Any stockholder attending the meeting may vote in person, even if you have already voted on the proposal described in this Proxy Statement, and proof of identification will be required to enter the meeting. If your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you

were the beneficial owner of the shares on April 6, 2011, the record date for voting. Please note that cameras and other recording equipment will not be permitted at the meeting.

By Order of the Board of Directors,



Wayne Pastore
Senior Vice President and Chief Financial Officer

Westford, Massachusetts
April 19, 2011

This Proxy Statement and the accompanying form of proxy card are being mailed beginning on or about April 21, 2011 to all stockholders entitled to vote. The Sonus Networks, Inc. 2010 Annual Report on Form 10-K, which includes our financial statements and constitutes our annual report to our stockholders, is being mailed with this Proxy Statement.

Important Notice Regarding Availability of Proxy Materials for the Stockholder Meeting to be held on June 2, 2011: The Proxy Statement and the 2010 Annual Report to Stockholders are available at *www.proxyvote.com.*

TABLE OF CONTENTS

SONUS NETWORKS, INC.
PROXY STATEMENT

INFORMATION ABOUT THE ANNUAL MEETING

Our Board of Directors, or our Board, is soliciting proxies for the annual meeting of stockholders of Sonus Networks, Inc. (Sonus, Sonus Networks, our, we, us or the Company) to be held on Thursday, June 2, 2011, and at any adjournments or postponements thereof. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

Why am I receiving these materials?

You have received these proxy materials because our Board is soliciting your vote at the 2011 annual meeting of stockholders. This Proxy Statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission, or the SEC, and that is designed to assist you in voting your shares.

When and where is the meeting?

The 2011 annual meeting of the stockholders of the Company will be held on Thursday, June 2, 2011 at 10:00 a.m., local time, at The Westin Waltham Boston, 70 Third Avenue in Waltham, Massachusetts.

Who may vote at the meeting?

Stockholders of record at the close of business on April 6, 2011 may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted. As of the close of business on April 6, 2011, 278,371,736 shares of our common stock were outstanding. A list of our stockholders will be available for inspection at our corporate offices at 4 Technology Park Drive, Westford, Massachusetts prior to the meeting.

How many shares must be present to hold the meeting?

A majority of our outstanding shares of common stock as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. For purposes of determining whether a quorum exists, we count as present any shares that are properly represented in person at the meeting or that are represented by a valid proxy properly submitted over the Internet, by telephone or by mail. Further, for purposes of establishing a quorum, we will count as present shares that a stockholder holds even if the stockholder does not vote on one or more of the matters to be voted upon.

What proposals will be voted on at the meeting?

There are four proposals scheduled to be voted on at the meeting:

- The election of eight nominees for director to hold office until the 2012 annual meeting of stockholders;
- The ratification of Deloitte & Touche LLP to serve as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2011;
- The non-binding advisory vote on the compensation of our named executive officers as discussed in the "Compensation Discussion and Analysis" section and the accompanying compensation tables and related narratives contained in this Proxy Statement; and
- The non-binding advisory vote on the frequency with which to hold future advisory votes on the compensation of our named executive officers.

Please see *"Proposal 1—Election of Directors"* beginning on page 6 of this Proxy Statement; *"Proposal 2—Ratification of the Appointment of Independent Registered Public Accounting Firm"* beginning on page 10 of this Proxy Statement; *"Proposal 3—A Non-Binding Advisory Vote on the Compensation of Our Named Executive Officers"* beginning on page 11 of this Proxy Statement; and *"Proposal 4—A Non-Binding Advisory Vote on the Frequency of Future Advisory Votes on the Compensation of Our Named Executive Officers"* beginning on page 12 of this Proxy Statement.

How does the Board of Directors recommend that I vote?

Our Board recommends that you vote your shares:

- "For" the election of each of the nominees to our Board;
- "For" the ratification of the appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2011;
- "For" the approval, on a non-binding advisory basis, of the compensation paid to the named executive officers, as disclosed in the "Compensation Discussion and Analysis" section and the accompanying compensation tables and related narratives contained in this Proxy Statement; and
- "For" the approval, on a non-binding advisory basis, of holding future advisory votes on the compensation of our named executive officers every year.

What vote is required to approve each matter and how are votes counted?

Election of Directors. To be elected, each of the eight nominees for director must receive a plurality of the votes of the shares of common stock present or represented and entitled to vote at the annual meeting. Abstentions are not counted for purposes of electing directors. You may vote "For" all nominees, "Withhold" your vote from all nominees, or vote "For" one or more nominees and "Withhold" your vote from one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors and will not affect the results of the vote. Please note that if you are a beneficial owner of our common stock and your stock is held through a broker, that broker is not permitted to vote your shares on the election of directors without your instruction if it is a member of the New York Stock Exchange, or NYSE (even though our stock is listed on NASDAQ Global Select Market, or NASDAQ Stock Market). This is because the NYSE rules were changed in 2009 to treat uncontested elections of directors as a "non-routine" matter, which means that your broker has no power to vote your shares on the election if, as is likely, it is a member of the NYSE. Therefore, if a beneficial owner of our common stock fails to instruct his or her broker on how to vote for the Board's nominees, that beneficial owner's shares cannot be voted on this matter—in other words, your broker's proxy will be treated as a "broker non-vote," which is explained in the following question and explanation.

Ratification of the Appointment of Deloitte & Touche LLP to Serve as Sonus Networks' Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2011. The affirmative vote of a majority of the shares of common stock present or represented at the 2011 annual meeting of stockholders and entitled to vote as of April 6, 2011 will be required to approve the ratification of Sonus Networks' independent registered public accounting firm. You may vote "For", "Against", or "Abstain" from voting on the proposal to ratify our independent registered public accounting firm for the fiscal year ending December 31, 2011. Abstaining from the voting on this proposal will have the effect of a vote against ratification of the appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

A Non-Binding Advisory Vote on the Compensation of Our Named Executive Officers. Votes on the compensation of our named executive officers are non-binding, as provided by law. However, our Board and the Compensation Committee will review and consider the outcome of this vote when

making future compensation decisions for our named executive officers. The votes cast "For" the advisory vote on the compensation of our named executive officers must exceed the votes cast "Against" the advisory vote on such compensation, as disclosed in the "Compensation Discussion and Analysis" section and the accompanying compensation tables and related narratives contained in this Proxy Statement. Abstentions and broker non-votes do not constitute a vote "For" or "Against" the proposal and will be disregarded in the calculation of votes cast.

A Non-Binding Advisory Vote on the Frequency of Future Advisory Votes on the Compensation of Our Named Executive Officers. Votes on the frequency with which the advisory vote on the compensation of our named executive officers should be held are non-binding. However, our Board will review and consider the outcome of this vote when making determinations as to when we will again submit the advisory vote on the compensation of our named executive officers to stockholders for approval at the annual meeting of stockholders. The particular frequency of the advisory vote on the compensation of our named executive officers receiving the greatest number of votes cast (whether every year, once every two years, or once every three years) will be the frequency of the advisory vote on the compensation of our named executive officers that stockholders approve. Abstentions and broker non-votes do not constitute a vote for any particular frequency.

What are broker non-votes and what is the effect of broker non-votes?

Brokers have the discretion to vote shares held in "street name"—a term that means the shares are held in the name of the broker on behalf of its customer, the beneficial owner—on routine matters, such as ratification of independent registered public accounting firms, but not on other, non-routine matters. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a non-routine matter because the broker has not received voting instructions from the beneficial owner and the broker lacks discretionary authority to vote the shares because of the non-routine nature of the matter. Broker non-votes are counted as shares present for purposes of determining the presence of a quorum. As noted above, the election of directors is a "non-routine" matter for which brokers may not exercise discretionary voting power without instructions from the beneficial owner. Your vote is very important, whether you hold directly or through a broker, bank or other custodian. We encourage you to read the Proxy Statement and the 2010 Annual Report carefully and if you are a beneficial owner, please be sure to give voting instructions to your broker, bank or custodian if you want your vote for director nominees to count.

How can I vote my shares in person at the meeting?

Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you choose to attend the meeting, please bring the enclosed proxy card and proof of identification for entrance to the meeting. If you hold your shares in street name, you must request a legal proxy from your broker and bring it to the annual meeting if you would like to vote at the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote without attending the meeting. If you are a stockholder of record, you may vote in any of the following ways:

- *You may vote by mail.* You may complete, date and sign the proxy card and promptly mail it in the postage-prepaid envelope that you received. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you return. If you return the proxy card but do not give any instructions on a particular matter described in this

Proxy Statement, the persons named in the proxy card will vote the shares you own in accordance with the recommendations of our Board.

- *You may vote over the Internet.* If you have Internet access, you may vote your shares from any location in the world by following the instructions set forth on your proxy card. If you vote on the Internet, please do not return your proxy card.
- *You may vote by telephone.* If you are located in the United States or Canada, you may vote your shares by following the instructions set forth on your proxy card. If you vote by telephone, please do not return your proxy card.

Telephone and Internet voting will be available until 11:59 p.m., Eastern Daylight Time on June 1, 2011.

If your shares are held in the name of a broker, bank or other custodian, please follow the voting instructions on the forms you receive from your record holder. The availability of voting by Internet or telephone will depend upon their voting procedures.

Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of elections to tabulate stockholder votes for the 2011 annual meeting.

How can I change my vote?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may do this by signing and submitting a new proxy card with a later date, voting by telephone or using the Internet (your latest telephone or Internet proxy is counted) or by attending the meeting and voting in person. Attending the meeting will not revoke your proxy unless you specifically request it.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Sonus or to third parties, except:

- As necessary to meet applicable legal requirements;
- To allow for the tabulation and certification of votes; and
- To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our Board.

What are the directions to the meeting?

The Westin Waltham Boston, 70 Third Avenue, Waltham, Massachusetts 02451, telephone: (781) 290-5600.

From the East

Take I-95 North to Exit 27A (Totten Pond Road). Go over the bridge and at the first set of lights, turn right onto Third Avenue. The hotel will be on the left.

From the West

Take I-90/Massachusetts Turnpike to I-95 North. Take Exit 27A (Totten Pond Road). Make a sharp right onto Third Avenue and the hotel will be on the left.

From the South

Take Route 84 East to I-90 (Massachusetts Turnpike). Continue to I-95/Route 128 North. Exit at 27A (Totten Pond Road). Make a sharp right turn onto Third Avenue and the hotel will be on the left.

From Boston Logan International Airport

Follow the signs to the Ted Williams Tunnel then to I-90 West. Continue to I-95/Route 128 North. Exit at 27A (Totten Pond Road). Make a sharp right turn onto Third Avenue and the hotel will be on the left.

Proposal 1—ELECTION OF DIRECTORS

Board of Directors

Our Board is presently composed of nine members, eight of whom are independent within our director independence standards, which meet the director independence standards of the NASDAQ Stock Market Marketplace Rules. On April 14, 2011, Paul Severino notified us of his decision to retire from the Board, effective immediately prior to this year's 2011 annual meeting of stockholders. His decision is not due to any disagreement with us or the Board. On April 14, 2011, the Board approved a reduction in the size of the Board from nine to eight directors, effective immediately prior to this year's 2011 annual meeting of stockholders.

At our 2009 annual meeting of stockholders, our stockholders voted to declassify our Board by this year's annual meeting of stockholders. Since our directors are no longer elected on a staggered basis, each of the directors elected at the 2011 annual meeting of stockholders will serve for a term of one year, expiring at the 2012 annual meeting of stockholders.

At the 2011 annual meeting of stockholders, all of our directors will be elected to hold office in accordance with our Fourth Amended and Restated Certificate of Incorporation, as amended. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. If a nominee declines or is unable to serve as a director at the time of the annual meeting, such shares will be voted for the election of such substitute nominee as our Board may propose. It is not presently expected that the nominees named below will be unable or will decline to serve as a director. Under Delaware law, the affirmative vote of the holders of a plurality of shares of common stock voting on this matter at the annual meeting (*i.e.,* the largest number of votes cast) is required to elect each director. Consequently, only shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a plurality.

Board of Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" the election to the Board of Directors of each of the following nominees.

Nominees Up For Election—Background and Qualifications

The Board proposes the election of the following eight directors of the Company to hold office until the 2012 annual meeting of stockholders. Below is information about each nominee, including biographical data for at least the last five years.

James K. Brewington, 67, has been a director since May 2009. Mr. Brewington is a veteran of the global communications market with over 40 years of industry experience at AT&T Inc. and Lucent Technologies before his retirement in 2007. From mid-2004 until his retirement from Lucent Technologies, Mr. Brewington was President of the then newly-formed Developing Markets group, tasked with expanding the revenue base beyond domestic borders, reflecting his prior success in building out their global footprint. Prior to this, he was President of Lucent Technologies' Mobility Solutions division, where he was responsible for all wireless infrastructure for the mobility segment, including global wireless development and product architecture, project management, and business and product management. Mr. Brewington joined Lucent Technologies in 1996. He began his career at AT&T Inc. in 1968, and over the ensuing years held various executive management positions in the telecommunications industry, including overseeing Bell Telephone Wireless Laboratories.
Mr. Brewington serves on the Boards of Directors for Kopin Corporation and four privately-held companies. He also advises several technology startup companies. He has served on the boards of the U.S.-Saudi Arabian Business Council and INROADS/North Jersey, Inc., a non-profit organization that trains minority youth for careers in business and industry. He is a member of the Cellular

Telecommunications Industry Association, or CTIA, and the CTIA Wireless Foundation. Mr. Brewington has a Master of Business Administration from Seattle University, a Master of Science from Stanford University (Sloan Fellow) and a Bachelor of Arts from the College of Idaho.

Based primarily upon Mr. Brewington's extensive executive management and leadership experience in the telecommunications industry; strong risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Brewington, the Board has determined that Mr. Brewington is well-qualified to continue serving as a director of Sonus.

John P. Cunningham, 73, has been a director since September 2004. In June 2002, Mr. Cunningham retired from Citrix Systems, Inc., a global leader in virtual workplace software and services. From May 2001 to June 2002, Mr. Cunningham was Senior Vice President, Finance and Operations of Citrix Systems, Inc. He joined Citrix Systems, Inc. in November 1999 as Senior Vice President, Finance and Administration and served in that capacity until May 2001. From 1998 to June 1999, Mr. Cunningham served as Executive Vice President and Chief Financial Officer of Wang Global, a worldwide provider of network services. Prior to joining Wang Global, he served as Chief Financial Officer of Whirlpool Corporation from 1996 to 1998 and Chief Financial Officer of Maytag Corporation from 1994 to 1996. Mr. Cunningham has also held various management positions, including Controller, at International Business Machines. He currently serves as a member of the Board of Directors of Smart Disk Corporation as well as its Audit Committee. Mr. Cunningham has a Master of Business Administration from New York University and a Bachelor of Science from Fordham University.

Based primarily upon Mr. Cunningham's extensive executive management and leadership experience as chief financial officer of various companies; strong accounting, financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Cunningham, the Board has determined that Mr. Cunningham is well-qualified to continue serving as a director of Sonus.

Raymond P. Dolan, 53, has been our President, Chief Executive Officer and a director since October 2010, and is responsible for the strategic direction and management of our company. Mr. Dolan has nearly 25 years of experience in the telecommunications industry, having served in senior leadership positions at QUALCOMM Incorporated, Nextwave Wireless and BellAtlantic/NYNEX Mobile. From January 2006 to January 2008, Mr. Dolan served as Chief Executive Officer of QUALCOMM/Flarion Technologies, a developer of mobile broadband communications technologies, as well as Senior Vice President of QUALCOMM Incorporated. Prior to its acquisition by QUALCOMM in 2006, Mr. Dolan served as Chairman and Chief Executive Officer of Flarion Technologies. Before his role at Flarion Technologies, from 1996 to 2000, Mr. Dolan was Chief Operating Officer of NextWave Telecom. Prior to that, he spent eight years at BellAtlantic/NYNEX Mobile, serving in numerous roles of increasing responsibility, most recently as Executive Vice President of Marketing. He began his career in the telecommunications industry at PacTel Cellular as a Manager of Network Operations. Mr. Dolan also served as an officer in the United States Marine Corps, where he spent more than seven years as a tactical jet pilot. He currently serves on the Board of Directors and is Chairman of the Nominating and Corporate Governance Committee of American Tower Corporation and the Board of Directors and Compensation Committee of NII Holdings, Inc. Mr. Dolan graduated from the U.S. Naval Academy with a degree in Mechanical Engineering and also holds a Master of Business Administration from the Columbia University School of Business.

Based primarily upon Mr. Dolan's extensive executive management and leadership experience as our President and Chief Executive Officer and as the Chief Executive Officer of QUALCOMM/Flarion Technologies; strong financial, risk analysis, corporate governance and administrative skills and

experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Dolan, the Board has determined that Mr. Dolan is well-qualified to continue serving as a director of Sonus.

Beatriz V. Infante, 57, has been a director since January 2010. Ms. Infante has served as the Chief Executive Officer and a director of ENXSUITE since May 2010. From January 2009 to May 2010, Ms. Infante served as the Chief Executive Officer of BusinessExcelleration LLC. She was previously the Chief Executive Officer and a director of VoiceObjects Inc. (now Voxeo Corporation) from March 2006 to December 2008. From December 2004 to June 2005, Ms. Infante served as Chief Executive Officer and a director of Sychron Inc., which was sold to an investor group. From October 1998 to October 2003, Ms. Infante held various positions with Aspect Communications, including the roles of Chairman, President and Chief Executive Officer. Ms. Infante was also an Executive-in-Residence at U.S. Venture Partners, a leading Silicon Valley venture capital firm, from August 2009 to May 2010. She currently serves on the Advisory Committee to the Princeton University School of Engineering and Applied Science and is an advisor and investor in several early-stage technology companies. Ms. Infante also serves on the Board of Directors of three private companies. Ms. Infante holds a Bachelor of Science and Engineering degree in Electrical Engineering and Computer Science from Princeton University and holds a Master of Science in Engineering and Computer Science from California Institute of Technology.

Based primarily upon Ms. Infante's extensive executive management and leadership experience as chairman and chief executive officer of various companies; strong financial, risk analysis, corporate governance and administrative skills and experience; as well as those demonstrated attributes discussed above and the leadership skills and other experience of Ms. Infante, the Board has determined that Ms. Infante is well-qualified to continue serving as a director of Sonus.

Howard E. Janzen, 57, has been a director since January 2006 and the Chairman of the Board since December 2008. Since October 2002, Mr. Janzen has served as President and Chief Executive Officer of Janzen Ventures, Inc., a private investment business venture. Mr. Janzen was the Chief Executive Officer of One Communications Corp., a supplier of integrated advanced telecommunications solutions to businesses, from March 2007 until its sale on April 1, 2011, and served on the Board of Directors of One Communications from June 2007 until the April 1, 2011 sale. He served as President of Sprint Business Solutions, the business unit serving Sprint Corporation's business customer base with almost 10,000 employees and $12 billion in annual revenue from January 2004 to September 2005. From May 2003 to January 2004, he was President of Sprint Corporation's Global Markets Group, responsible for Sprint Corporation's long distance service for both consumer and business customers. From 1994 until October 2002, Mr. Janzen served as President and Chief Executive Officer, and Chairman from 2001, of Williams Communications Group, Inc., a high technology company, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy in October 2002 as WilTel Communications Group, Inc. Mr. Janzen currently serves as a member of the Board of Directors, the Compensation Committee and the Corporate Governance Committee of Global Telecom & Technology, Inc.; and a member of the Board of Directors and Compensation Committee of Macrosolve, Inc. Mr. Janzen also serves as a member of the Board of Directors of four privately-held companies. He also serves on the Governor's Science and Technology Council for the State of Oklahoma and is a Commissioner and Chairman of the Global Information Infrastructure Commission. Additionally, Mr. Janzen serves as a member on the Boards of Directors of the following non-profit organizations—Hillcrest Healthcare System, Morningside Foundation and Heart of America Boy Scout Council. Mr. Janzen received his Bachelor of Science and Master of Science degrees in Metallurgical Engineering from the Colorado School of Mines. He also has completed the Harvard Business School Program for Management Development.

Based primarily upon Mr. Janzen's extensive executive management and leadership experience as president and chief executive officer of various companies; strong strategic planning, risk analysis,

corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Janzen, the Board has determined that Mr. Janzen is well-qualified to continue serving as a director of Sonus.

John A. Schofield, 62, has been a director since January 2009. From 1999 to 2005, Mr. Schofield served as President, Chief Executive Officer and Chairman of the Board of Advanced Fibre Communications, Inc., a leading supplier of next-generation edge access equipment and multi-service broadband solutions for the telecommunications industry. From 1992 to 1999, Mr. Schofield served as Senior Vice President and then President of the Integrated Solutions Group of ADC Telecommunications, Inc., a world-wide supplier of network equipment, software solutions, and integration services for broadband and multiservice networks. He also serves as the Chairman of the Board of Directors of Integrated Device Technology, Inc., as well as a member of its Compensation Committee and its Governance and Nominating Committee. Mr. Schofield has a Bachelor of Science in Electrical Engineering from the NSW Institute of Technology in Sydney, Australia and is a graduate of Raytheon's Management Development Program.

Based primarily upon Mr. Schofield's extensive executive management and leadership experience as president of various companies; strong risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Schofield, the Board has determined that Mr. Schofield is well-qualified to continue serving as a director of Sonus.

Scott E. Schubert, 57, has been a director since February 2009. From 2005 until June 2008, Mr. Schubert served as Chief Financial Officer of TransUnion LLC. From 2003 to 2005, Mr. Schubert served as Chief Financial Officer and, prior to that, Executive Vice President of Corporate Development of NTL, Inc. (now Virgin Media, Inc.). From 1999 to 2003, Mr. Schubert held the position of Chief Financial Officer of Williams Communications Group, Inc., a high technology company, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy in October 2002 as WilTel Communications Group, Inc. Mr. Schubert also served as head of BP Amoco's Global Financial Services, leading the initial integration of BP and Amoco's worldwide financial operations following the merger of the two companies. Mr. Schubert also served on the Board of Directors and as Chairman of the Audit Committee of a privately-held company. Mr. Schubert is a graduate of the Krannert School of Business at Purdue University, where he completed his Master of Business Administration degree in Finance and Economics in 1976. He also earned his Bachelor of Science degree at Purdue University in 1975, with dual majors in Engineering and Accounting.

Based primarily upon Mr. Schubert's extensive executive management and leadership experience as chief financial officer of various companies; strong accounting, financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Schubert, the Board has determined that Mr. Schubert is well-qualified to continue serving as a director of Sonus.

H. Brian Thompson, 72, has been a director since October 2003. Mr. Thompson has been Executive Chairman of Global Telecom and Technology, Inc., a global telecommunications network integrator, since October 2006. He continues to head his own private equity investment and advisory firm, Universal Telecommunications, Inc. From December 2002 to June 2007, Mr. Thompson was Chairman of Comsat International, one of the largest independent telecommunications operators serving all of Latin America. He also served as Chairman and Chief Executive Officer of Global TeleSystems Group, Inc. from March 1999 to September 2000. Mr. Thompson was Chairman and Chief

Executive Officer of LCI International, Inc. from 1991 until its merger with Qwest Communications International Inc. in June 1998. Subsequent to such merger, Mr. Thompson became Vice Chairman of the Board of Directors for Qwest Communications International, Inc. until his resignation in December 1998. Mr. Thompson previously served as Executive Vice President of MCI Communications Corporation from 1981 to 1990. Prior to MCI Communications Corporation, he was a management consultant with the Washington, D.C. offices of McKinsey & Company for nine years, where he specialized in the management of telecommunications. He currently serves as a member of the Board of Directors and the Compensation Committee of Axcelis Technologies, Inc.; a member of the Board of Directors, the Compensation Committee and the Audit Committee of ICO Global Communications (Holdings) Ltd.; and a member of the Board of Directors, the Compensation and Management Development Committee and the Nominating and Corporate Governance Committee of Penske Automotive Group, Inc. Mr. Thompson is a member of the Board of Trustees for the Lab School of Washington & Baltimore Lab. He was a former chairman of the U.S. Competitive Telecommunications Association and also served on the University of Massachusetts Chancellor's Executive Committee, as a member of the Boards of Trustees of Capitol College in Laurel, Maryland, and the St. Stephens and St. Agnes School Foundation in Alexandria, Virginia. He received his Master of Business Administration from Harvard University's Graduate School of Business, and received an undergraduate degree in chemical engineering from the University of Massachusetts.

Based primarily upon Mr. Thompson's extensive executive management and leadership experience as chief executive officer of various companies; strong financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Thompson, the Board has determined that Mr. Thompson is well-qualified to continue serving as a director of Sonus.

Our directors are a diverse group of leaders in their respective fields. Many of the current directors have leadership experience at major domestic and international companies with operations inside and outside of the United States, as well as experience on other companies' boards, which provides an understanding of different business processes, challenges and strategies. Other directors have experience as members on the board of directors of non-profit and philanthropic institutions, which brings unique perspectives to our Board and provides insight into issues faced by companies.

The Nominating and Corporate Governance Committee and the Board believe that the above-mentioned attributes, leadership skills and other diverse experiences of its Board members collectively provide the Company with the perspectives and judgment necessary to guide the Company's strategies and governance principles and to monitor their execution.

Proposal 2—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are asking our stockholders to ratify the appointment by our Audit Committee of Deloitte & Touche LLP to serve as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2011. Deloitte & Touche LLP has acted in this capacity since August 2005. Representatives of Deloitte & Touche LLP are expected to be present at the 2011 annual meeting of stockholders and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions. If this proposal is not approved at the annual meeting, our Audit Committee may reconsider this appointment.

The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

Proposal 3—A NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with recently adopted Section 14A of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which was added under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are asking our stockholders to approve an advisory resolution on the Company's executive compensation as reported in this Proxy Statement. Our executive compensation programs are designed to support the Company's long-term success. As described below in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- Offer compensation opportunities that attract highly talented executives;
- Motivate individuals to perform at their highest levels;
- Reward outstanding initiative and achievement;
- Reinforce critical measures of performance derived from our business strategy and key success factors;
- Provide a total rewards package to our executives that is competitive with our peer companies;
- Assemble and maintain a senior leadership team with the skills necessary to successfully execute our business strategy, maintain our competitiveness, and increase the long-term market value of our Company; and
- Connect compensation to performance by providing incentives that promote short- and long-term financial stability to continuously enhance stockholder value.

The Compensation Committee has overseen the development and implementation of our executive compensation program. We have designed our compensation program to directly link a significant portion of the compensation of our named executive officers to defined performance standards that promote balance between the drive for near-term growth and long-term increase in stockholder value.

With our core compensation principles in mind, the Compensation Committee took compensation actions, including the following:

- With the exception of base salary for our new hires in fiscal year 2010, which was increased to be commensurate with that of our peer group in order to attract such new hires to the Company, we generally froze base salary increases for our named executive officers at fiscal year 2008 and 2009 levels;
- The base salaries of our named executive officers are generally set at or below the market median;
- While the target annual cash incentives and target long-term incentives have been competitive with our peer group, with the exception of hew hires, our executive officers have generally been compensated below target levels and below that of our peer group and survey market references;
- We structured our annual cash incentive awards for fiscal year 2010 to reflect the forecasted performance of our Company rather than simply basing the awards on historical results; and
- We limited the amounts payable under new severance agreements that we enter into with our executive officers to a maximum of two times base salary and bonus and do not provide for the gross-up of any payments to cover payroll-related taxes under such agreements.

Compensation actions like those described above evidence our philosophy of aligning executive compensation with Company performance and increasing long-term stockholder value. We will continue

to design and implement our executive compensation programs and policies in line with this philosophy to promote superior performance results and generate greater value for our stockholders.

We urge stockholders to read the "Compensation Discussion and Analysis" section below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the accompanying compensation tables and related narratives, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" section are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement has contributed to the Company's success. Accordingly, for the reasons set forth above, we are asking our stockholders to approve the following advisory resolution at the 2011 annual meeting of stockholders:

> RESOLVED, that the stockholders of Sonus Networks, Inc. (the "Company") approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the "Compensation Discussion and Analysis" section and the accompanying compensation tables and the related narratives in the Proxy Statement for the Company's 2011 annual meeting of stockholders.

This vote is not intended to address any specific element of compensation, but rather our overall policies and procedures relating to the named executive officers. Because your vote is advisory, it will not be binding upon the Board. The Board and the Compensation Committee will, however, review carefully and take into account the outcome of this "say on pay" vote when considering future compensation arrangements.

The Board of Directors unanimously recommends a vote "FOR" the approval, on a non-binding advisory basis, of the compensation paid to our named executive officers, as disclosed in the "Compensation Discussion and Analysis" section and the accompanying compensation tables and related narratives in this Proxy Statement.

Proposal 4—A NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with recently adopted Section 14A of the Exchange Act, our stockholders may vote, on a non-binding advisory basis, on the frequency with which future advisory votes on the compensation of our named executive officers should be held. Stockholders may choose to approve holding an advisory vote on the compensation of our named executive officers annually, every two years or every three years.

The Board has considered the benefits and consequences of each option, and recommends that future advisory votes on executive compensation occur every year.

We believe an annual advisory vote on the compensation of our named executive officers will allow us to obtain information on stockholders' views of the compensation of our named executive officers on a more consistent basis. An annual advisory vote on the compensation of our named executive officers aligns more closely with our objective to engage in regular dialogue with our stockholders on corporate governance matters, including our executive compensation philosophy, policies and programs.

For the reasons discussed above, our Board recommends that stockholders vote in favor of holding an advisory vote on the compensation of our named executive officers at an annual meeting of stockholders every year. In voting on this advisory vote on the frequency with which the advisory vote on the compensation of our named executive officers will be held, stockholders should be aware that they are not voting "For" or "Against" the Board's recommendation to vote for a frequency of every year for holding future advisory votes on the compensation of named executive officers. Rather,

stockholders will be casting votes to recommend an advisory vote on the compensation of our named executive officers, which may be every year, once every two years or once every three years, or they may abstain entirely from voting on the proposal.

The option on the frequency of the advisory vote on the compensation of our named executive officers that receives the most votes from stockholders will be considered by the Board and the Compensation Committee as the stockholders' recommendation as to the frequency of future advisory votes on the compensation of our named executive officers.

The Board of Directors unanimously recommends a vote for holding, on a non-binding advisory basis, future advisory votes on the compensation of our named executive officers every year.

CORPORATE GOVERNANCE AND BOARD MATTERS

Corporate Governance Guidelines

Sonus' Board has adhered to governance principles designed to assure the continued vitality of the Board and excellence in the execution of its duties. In order to reflect these principles, our Board has established Corporate Governance Guidelines to assist in the fulfillment of its responsibilities. The governance practices, which are memorialized in the Corporate Governance Guidelines, are intended to ensure that our Board follows the necessary practices and procedures to assure an effective review and evaluation of our business operations as needed and to make independent decisions consistent with the interests of our stockholders.

Our Board is responsible for overseeing our management and financial results and is committed to diligently exercising its oversight responsibilities consistent with the highest principles of business ethics, and to meeting the corporate governance requirements of both federal law and the NASDAQ Stock Market Marketplace Rules.

The Corporate Governance Guidelines, among other things, include information regarding:

- various goals of the Board, as well as a description of the roles and responsibilities of its members;
- composition of the Board, including the independence of directors and an overview of the candidate selection process;
- process of meetings of the Board and the various committees of the Board; and
- policies of the Company relating to director orientation and the proper access by directors to various members of management and Company advisors.

The Corporate Governance Guidelines reflect the Company's principles on corporate governance matters. These guidelines are available on our website *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance*, or in paper form upon request to the Company's corporate secretary.

Corporate Code of Conduct and Ethics

Our Board has adopted a written Corporate Code of Conduct and Ethics, which qualifies as a "code of ethics" as defined by Item 406 of Regulation S-K of the Exchange Act. The Corporate Code of Conduct and Ethics is intended to provide guidance on the conduct expected of Sonus' employees, officers and directors in the interests of preserving Sonus' reputation for integrity. To ensure that our business is conducted in a consistently legal and ethical manner, all of our directors, officers and employees must act in accordance with our Corporate Code of Conduct and Ethics.

Among other matters, the Corporate Code of Conduct and Ethics is designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest;
- proper use of Company resources;
- full, fair, accurate and timely disclosure in public communications and SEC reports;
- prompt internal reporting of violations of internal policies; and
- accountability for adherence to the Corporate Code of Conduct and Ethics.

Our policies and procedures cover all areas of professional conduct, including relations with vendors, conflicts of interest, financial integrity and the protection of corporate assets, as well as adherence to all laws and regulations applicable to the conduct of our business. Employees and directors are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Corporate Code of Conduct and Ethics. In addition, our Audit Committee has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Our Corporate Code of Conduct and Ethics is available on our website *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance*, or in paper form upon request to the Company's corporate secretary.

Oversight of Risk Management

At Sonus, we believe that innovation and leadership are impossible without taking risks. We also recognize that imprudent acceptance of risk or the failure to appropriately identify and mitigate risks could be destructive of stockholder value. The Board is responsible for overseeing management's execution of its responsibilities for identifying and managing risk and for assessing the Company's approach to risk management. The Board exercises its responsibilities through discussions in Board meetings and also through its committees, each of which examines various components of enterprise risk as part of their responsibilities. Generally, strategic risks and the risks related to management delegation are overseen by the full Board, financial and internal control risks are overseen by the Audit Committee, risks relating to our compensation policies are overseen by the Compensation Committee to ensure that our compensation programs do not encourage excessive risk taking, and risks related to governance are overseen by the Nominating and Corporate Governance Committee. Management regularly reports on each such risk to the relevant committee or the Board. Additional review or reporting on risks is conducted as needed or as required by the Board or one of its committees.

In addition, an overall review of risk is inherent in the Board's consideration of our long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters. The Board's role in risk oversight of the Company is consistent with our leadership structure, with the President and Chief Executive Officer and other members of senior management having responsibility for assessing and managing our risk exposure, and the Board and its committees providing oversight in connection with those efforts.

Director Independence

Under the NASDAQ Stock Market Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of our Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. SEC rules also impose, through the NASDAQ Stock Market Marketplace Rules, special independence requirements for members of the Audit Committee. Our Board has determined that each of James K. Brewington, John P. Cunningham, Beatriz V. Infante, Howard E. Janzen, Paul J. Severino, John A. Schofield, Scott E. Schubert and H. Brian Thompson does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 4200(a)(15) of the NASDAQ Stock Market Marketplace Rules. The special independence requirements of the SEC for Audit Committee members are discussed below under "*Board Committees—Audit Committee*."

During its annual review of director independence, the Board considers all information it deems relevant, including without limitation, any transactions and relationships between each director or any member of his immediate family and the Company and its subsidiaries and affiliates.

Board Meetings

Our Board recognizes the importance of director attendance at Board and committee meetings. In 2010, overall attendance at Board and committee meetings was over 94%. Our Board held 11 meetings during 2010. Attendance was at least 75% for each director. While we do not have a policy regarding the attendance of directors at our annual meetings of stockholders, each director who served on our Board at the time of our 2010 annual meeting of stockholders attended the 2010 annual meeting of stockholders.

Board Committees

Our Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and one ad-hoc committee: the Corporate Development and Investment Committee. With the exception of the Corporate Development and Investment Committee, each of these Committees is composed entirely of independent directors as defined under applicable rules.

Audit Committee

Our Board has established an Audit Committee consisting of four members: Messrs. Cunningham (Chairman), Janzen, Schofield and Schubert. Each of the members of the Audit Committee is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules and the additional independence requirements for members of audit committees imposed by Rule 10A-3 under the Exchange Act. Our Board has determined that Mr. Cunningham is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. The Audit Committee held 8 meetings during 2010.

The Audit Committee operates pursuant to a written charter adopted by the Board that reflects standards and requirements adopted by the SEC and the NASDAQ Stock Market.

Among other things, the purposes of the Audit Committee include:

- overseeing our accounting and financial reporting processes and the audits of our financial statements; and
- maintaining the integrity of our financial statements, the independence, qualifications and performance of our independent registered public accounting firm, and our compliance with legal requirements.

The duties of the Audit Committee include, among other things:

- selecting, compensating, retaining, terminating and overseeing the independent registered public accounting firm;
- considering the qualifications, independence and performance of, and approving the scope of the proposed audit to be conducted by, our independent registered public accounting firm and reviewing the results of the audit;
- reviewing our financial reporting processes, including the accounting principles and practices followed and the financial information provided to stockholders and others;
- establishing and administering our procedures for the (i) receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting and auditing matters;

- overseeing our internal control over financial reporting and disclosure controls and procedures; and
- serving as our Qualified Legal Compliance Committee.

The duties of the Audit Committee do not include determining whether our financial statements are complete and accurate or whether they are in prepared accordance with generally accepted accounting principles. Management of the Company is responsible for preparing our financial statements and our independent auditors are responsible for auditing those financial statements.

Compensation Committee

The Compensation Committee consists of four members: Messrs. Severino (Chairman), Schofield, and Thompson and Ms. Infante. After the 2011 annual meeting of stockholders, the Board will appoint the Chairman of the Compensation Committee to hold office until the 2012 annual meeting of stockholders. Each of the members of the Compensation Committee is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules. The Compensation Committee held 13 meetings during 2010.

The Compensation Committee operates pursuant to a written charter adopted by the Board that reflects standards and requirements adopted by the NASDAQ Stock Market.

Among other things, the purposes of the Compensation Committee include:

- discharging the Board's responsibilities relating to the compensation of the Company's Chief Executive Officer and other executive officers;
- administering the Company's equity-based compensation plans; and
- reviewing the disclosures in the Compensation Discussion and Analysis and producing an annual compensation committee report for inclusion in the Company's proxy statement.

The responsibilities of the Compensation Committee include, among other things:

- reviewing and approving the compensation, as well as evaluating the performance, of our executive officers, including our Chief Executive Officer;
- periodically reviewing, with input from the full Board, issues related to succession planning for the Chief Executive Officer and other members of management;
- reviewing the Company's various public disclosures regarding compensation and preparing an annual executive compensation report for the stockholders of the Company in accordance with the rules and regulations of the SEC; and
- advising and assisting management in developing our overall compensation strategy to assure that it promotes stockholder interests, supports our strategic and tactical goals, and provides for appropriate rewards and incentives for our management and employees.

In exercising its responsibilities, the Compensation Committee establishes and monitors policies governing the compensation of executive officers and determines the terms, conditions, restrictions and performance criteria relating to incentive compensation. As discussed below in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee retained the compensation consulting firms Frederic W. Cook & Company and later Pearl Meyer & Partners to provide advice and data to this Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of three members: Messrs. Thompson (Chairman), Brewington and Janzen. Each of the members of the Nominating and Corporate Governance Committee is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules. The Nominating and Corporate Governance Committee held 2 meetings during 2010.

The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board that reflects standards and requirements adopted by the NASDAQ Stock Market.

Among other things, the purposes of the Nominating and Corporate Governance Committee include:

- assisting the Board in identifying individuals qualified to serve as members of the Board;
- developing and recommending to the Board a set of corporate governance principles for the Company; and
- overseeing the evaluation of the Board and management of the Company.

The duties of the Nominating and Corporate Governance Committee include, among other things:

- developing criteria for the selection of new directors and identifying candidates qualified to become members of the Board;
- recommending to the Board the director nominees (i) for election by the stockholders at each meeting of stockholders at which directors will be elected and (ii) to fill any vacancies and newly created directorships on the Board; and
- developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and reviewing and reassessing the adequacy of such guidelines.

The Nominating and Corporate Governance Committee encourages the selection of directors who will contribute to our overall corporate goals of responsibility to our stockholders, customers and employees. The Nominating and Corporate Governance Committee reviews from time to time the appropriate skills and characteristics required of individual directors to contribute to our success in today's business environment. The Nominating and Corporate Governance Committee has the authority to engage independent advisors to assist in the process of identifying and evaluating director candidates, but has not engaged any such advisors to date. As discussed below under "*Director Nomination Process*," the Nominating and Corporate Governance Committee applies the same selection criteria to stockholder-nominated director candidates as to those nominated by the Company.

Corporate Development and Investment Committee

The Corporate Development and Investment Committee is an ad-hoc committee of the Board and consists of five members: Messrs. Brewington, Cunningham, Dolan and Schubert and Ms. Infante. Each of Messrs. Brewington, Cunningham and Schubert and Ms. Infante is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules. The Corporate Development and Investment Committee held 4 meetings during 2010.

The Corporate Development and Investment Committee operates pursuant to a written charter adopted by the Board.

Among other things, the purposes of the Corporate Development and Investment Committee include providing advice to the Board with respect to:

- the Company's minority investments;
- the issuance of debt securities of the Company;

- stock repurchase programs that may be adopted by the Board;
- potential acquisitions, merger transactions, joint ventures and other investment transactions;
- uses of the Company's cash and short-term investments; and
- tax planning.

The Corporate Development and Investment Committee also performs any other activities or responsibilities from time to time assigned to it by action of the Board, which is consistent with the Corporate Development and Investment Committee Charter as the Board deems necessary or appropriate. The Corporate Development and Investment Committee, however, does not have any authority to act on behalf of or bind the Company unless the Board delegates such authority to the Corporate Development and Investment Committee.

Director Nomination Process

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to our Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and our Board.

In considering whether to recommend any particular candidate for inclusion in our Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria generally set forth in the Nominating and Corporate Governance Committee Charter. There are no specific minimum qualifications for a recommended nominee to our Board; however, the Nominating and Corporate Governance Committee considers, among other skills and criteria, the following criteria for nomination as a director: demonstrated business knowledge and experience and an ability to exercise sound judgment in matters that relate to our current and long-term objectives; commitment to understanding us and our industry and to regularly attend and participate in meetings of our Board and its committees; a reputation for integrity, honesty and adherence to high ethical standards; the ability and experience to understand the sometimes conflicting interests of our various constituencies and to act in the interests of all stockholders; and the absence of any conflict of interest that would impair the nominee's ability to represent the interest of all our stockholders and to fulfill the responsibilities of being a director. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. Our Board believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow our Board to fulfill its responsibilities. In identifying potential director candidates, the Nominating and Corporate Governance Committee and the Board also focus on ensuring that the Board reflects a diversity of experiences, backgrounds and skills.

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting the candidate's name, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made, to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Sonus Networks, Inc., 4 Technology Park Drive, Westford, MA 01886, with a copy to Sonus Networks, Inc., Attn: Chief Financial Officer, 4 Technology Park Drive, Westford, MA 01886. Assuming that appropriate biographical and background materials have been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder-recommended director candidates by

following substantially the same process, and applying substantially the same criteria discussed above, as it follows for candidates submitted by others.

Stockholders may directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or our Board, by following the procedures set forth under "*Stockholder Proposals For Presentation At 2012 Annual Meeting.*"

Board Leadership Structure

The Company's Amended and Restated By-laws delegate to the Board the right to exercise its discretion to either separate or combine the offices of Chairman of the Board and Chief Executive Officer. In 2008, our Board undertook a comprehensive review of our current corporate governance practices, the corporate governance environment and current trends, and, as a result, instituted a number of important changes, including separating the roles of Chairman and Chief Executive Officer. The Board has determined that the Board leadership structure that is most appropriate at this time, given the specific characteristics and circumstances of the Company, the skills and experience of both Howard E. Janzen and Raymond P. Dolan, and the Company's succession planning, is leadership based upon the experienced management afforded by a non-executive Chairman and a full-time Chief Executive Officer, both positions being subject to oversight and review by the Company's independent directors. The Board recognizes that depending on the specific characteristics and circumstances of the Company, other leadership structures might also be appropriate. A combined Chairman and Chief Executive Officer Board leadership structure has previously served the Company and its stockholders well and may serve them well in the future. The Company is committed to reviewing this determination on an annual basis.

The Board's leadership is designed so that independent directors exercise oversight of the Company's management and key issues related to strategy and risk. Only independent directors serve on the Audit Committee, the Compensation Committee and Nominating and Corporate Governance Committee and all standing Board committees are chaired by independent directors.

Non-Executive Chairman

In 2008, in furtherance of our desire to strengthen our corporate governance policies, our Board separated the positions of Chairman and Chief Executive Officer. At that time, our Board appointed Howard E. Janzen as non-executive Chairman of the Board. The duties of the non-executive Chairman of the Board, among others, are to:

- convene and preside over Board meetings;
- convene and preside over executive sessions or other meetings of the independent directors;
- consult with the President and Chief Executive Officer as to agenda items and appropriate materials for Board and committee meetings;
- coordinate with committee chairs in the development and recommendations relative to Board and committee meeting content and schedules; and
- provide the President and Chief Executive Officer's annual performance evaluation communicating the feedback from the Compensation Committee and the Board.

Lead Independent Director

In the past, our independent directors appointed the lead independent director annually to serve for a period of one year. It was appropriate for the Company to have a lead independent director for fiscal 2009 since the Company had separated the roles of Chairman and Chief Executive Officer in December 2008 and the lead independent director helped to transition the non-executive Chairman in his new role. For fiscal 2010, however, the Board eliminated the role of lead independent director because the non-executive Chairman had served in this capacity for over one year and no longer needed the assistance of a lead independent director. The Board recognizes that depending on the specific characteristics and circumstances of the Company, other leadership structures might also be appropriate. A lead independent director position has previously served the Company and its stockholders well and may serve them well in the future. The Company is committed to reviewing this determination on an annual basis.

Executive Sessions of the Board

Under our Corporate Governance Guidelines, our independent directors are required to meet regularly in executive session without management to review the performance of management and our company and any related matters. Generally, executive sessions will be held in conjunction with regularly scheduled meetings of the Board.

We expect the Board to have a least four executive sessions each year.

Additional Governance Matters

Public Availability of Corporate Governance Documents

Our key corporate governance documents, including our Corporate Governance Guidelines, Corporate Code of Conduct and Ethics and the charters of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Corporate Development and Investment Committee are:

- available on our corporate website at *http://www.sonusnet.com* (by including the foregoing Internet address link, we do not intend to incorporate by reference to this Proxy Statement material not specifically referenced herein);
- available in print to any stockholder who requests them from our corporate secretary; and
- filed as exhibits to our securities filings with the SEC.

Stockholder Communications with the Board of Directors

Stockholders may communicate with our Board by writing, e-mailing or calling our Investor Relations Department at Sonus Networks, Inc., 4 Technology Park Drive, Westford, MA 01886, Attention: Investor Relations, (978) 614-8142, *ir@sonusnet.com.* Our Investor Relations Department will review all such communications and will forward to the chairman of the Audit Committee of our Board all communications that raise an issue appropriate for consideration by our Board. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Director Compensation

Members of our Board who are employees or officers of Sonus receive no compensation for their service as directors. Effective January 1, 2010, non-employee directors of our Board received cash compensation as follows:

Description of Board and Committee Service	Board Member Annual Fee
Board Membership	$25,000
Audit Committee Membership	$ 7,500
Other Committee Membership(1)	$ 3,750
Non-Executive Chairman of the Board(2)	$15,000
Audit Committee Chair(2)	$12,500
Compensation Committee Chair(2)	$ 5,000
Nominating and Corporate Governance Committee Chair(2)	$ 2,500

(1) "Other Committee" includes the Compensation Committee, the Nominating and Corporate Governance Committee and the Corporate Development and Investment Committee.

(2) Compensation for service as Chair is in addition to compensation for Board/committee membership.

Directors also are eligible to be reimbursed for reasonable out-of pocket expenses incurred in connection with attendance at our Board or committee meetings.

For 2010, non-employee directors of the Board were entitled to equity compensation as follows:

Type of Grant	Number of Shares of Common Stock Underlying Options	Number of Shares of Restricted Stock
Initial Grant	50,000(1)	—
Annual Grant	20,000(1)	5,000(2)

(1) Option grants are subject to four-year vesting under the Company's 2007 Stock Incentive Plan, as amended.

(2) Annual grants of restricted stock are subject to four-year vesting under the Company's 2007 Stock Incentive Plan, as amended.

The following table contains information on compensation earned by each non-employee member of our Board during 2010:

2010 Director Compensation

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
James K. Brewington	$32,500	$14,950	$31,078	$78,528
John P. Cunningham	$48,750	$14,950	$31,078	$94,778
Beatriz V. Infante	$32,500	$14,950	$96,858	$44,308
Howard E. Janzen	$51,250	$14,950	$31,078	$97,278
John A. Schofield	$36,250	$14,950	$31,078	$82,278
Scott E. Shubert	$36,250	$14,950	$31,078	$82,278
Paul J. Severino	$33,750	$14,950	$31,078	$79,778
H. Brian Thompson	$35,000	$14,950	$31,078	$81,028

(1) The amounts in this column do not reflect compensation actually received by the director. Instead the amounts reflect the grant date fair value of 2010 awards of restricted stock, as calculated in accordance

with *Financial Accounting Standards Board Accounting Standards Codification Topic 718—Compensation—Stock Compensation*, or ASC 718. The grant date fair values of restricted stock awards granted to our directors are equal to the closing price of our common stock on the date of grant.

The shares of restricted stock granted to the directors in 2010 will vest 25% on August 16, 2011 and 12.5% every six months thereafter through August 16, 2014. This was the first grant of restricted stock to our non-employee directors.

(2) The amounts in this column do not reflect compensation actually received by the director. Instead, the amounts reflect the grant date fair value of 2010 awards, as calculated in accordance with ASC 718. The grant date fair values of options to purchase common stock granted to our non-employee directors in 2010 were estimated using the Black-Scholes valuation model with the following assumptions:

Risk-free interest rate	1.46% - 2.65%
Expected dividends	—
Weighted average volatility	64.5%
Expected life (years)	4.5

For further discussion regarding the assumptions used in calculating the amounts in this column, please see Note 14 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

The following table shows the aggregate number of outstanding stock options held by each of our non-employee directors as of December 31, 2010 and the grant date fair value for each award as calculated in accordance with ASC 718:

Non-employee Director	Grant Date	Number of shares underlying outstanding options	Exercise or base price of option awards ($/Sh)	Grant date fair value of option awards
James K. Brewington	5/19/09	50,000	$ 1.92	$ 51,300
	8/16/10	20,000	$ 2.97(1)	31,078
		70,000		$ 82,378
John P. Cunningham	9/9/04	50,000	$ 5.37(1)	$230,000
	10/12/05	20,000	$ 4.95(1)	75,698
	12/17/07	40,000	$ 6.10(1)	118,336
	8/16/10	20,000	$ 2.97(1)	31,078
		130,000		$455,112
Beatriz V. Infante	1/15/10	50,000	$ 2.45	$ 65,780
	8/16/10	20,000	$ 2.97(1)	31,078
		70,000		$ 96,858
Howard E. Janzen	1/20/06	50,000	$ 4.77(1)	$159,000
	12/17/07	40,000	$ 6.10(1)	118,336
	8/16/10	20,000	$ 2.97(1)	31,078
		110,000		$308,414
John A. Schofield (3)	2/17/09	37,500	$ 1.25	$ 24,379
	8/16/10	20,000	$ 2.97(1)	31,078
		57,500		$ 55,457
Scott E. Schubert	3/16/09	50,000	$ 1.84	$ 47,850
	8/16/10	20,000	$ 2.97(1)	31,078
		70,000		$ 78,928
Paul J. Severino	5/11/01	10,000	$29.00(1)	$265,700
	5/02/02	10,000	$ 2.51	21,940
	5/07/03	10,000	$ 3.31(1)	29,200
	12/29/04	10,000	$ 5.52(1)	46,800
	10/12/05	20,000	$ 4.95(1)	75,698
	12/17/07	40,000	$ 6.10(1)	118,336
	8/16/10	20,000	$ 2.97(1)	31,078
		120,000		$588,752
H. Brian Thompson	10/24/03	14,583	$ 7.65(1)(2)	$ 98,556
	10/24/03	35,417	$ 8.38(1)(2)	239,419
	12/29/04	10,000	$ 5.52(1)	46,800
	10/12/05	20,000	$ 4.95(1)	75,698
	12/17/07	45,000	$ 6.10(1)	133,128
	10/16/10	20,000	$ 2.97(1)	31,078
		145,000		$624,679

(1) The exercise prices of these options are above $2.67, the closing price of our common stock on December 31, 2010.

(2) Exercise prices for these awards, although granted on the same day, differ due to the restatement of the Company's historical financial statements, which was completed in fiscal year 2007, and which resulted in the repricing of certain previously awarded stock option grants.

(3) Mr. Schofield purchased 12,500 of our shares of common stock through a stock option exercise in 2010 and realized a value of $23,125 at the date of purchase.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company as of the date hereof are listed below.

Name	Age	Position
Raymond P. Dolan(1)	53	President and Chief Executive Officer
Wayne Pastore(2)	46	Senior Vice President, Chief Financial Officer and Treasurer
Matthew Dillon	50	Vice President, Global Services
Gale England	61	Vice President, Product Operations
Kathleen Harris	52	Vice President, Human Resources
Elmer Lai(3)	39	Vice President, Finance, Corporate Controller and Principal Accounting Officer
Rajiv Laroia	48	Senior Vice President of Engineering, Chief Technical Officer
Jeffrey M. Snider	47	Senior Vice President, General Counsel and Secretary
David Tipping	40	Vice President, Product Marketing and Product Management

(1) As disclosed in our Current Report on Form 8-K filed with the SEC on October 12, 2010, Mr. Dolan succeeded Richard N. Nottenburg, who stepped down from office as our President, Chief Executive Officer and a director in October 2010.

(2) As disclosed in our Current Reports on Form 8-K filed with the SEC on February 9, 2010, February 19, 2010, and May 3, 2010, Mr. Pastore succeeded Richard Gaynor, who resigned as our Senior Vice President and Chief Financial Officer in February 2010.

(3) As disclosed in our Current Report on Form 8-K filed with the SEC on October 28, 2010, Mr. Lai succeeded Mr. Pastore, who has continued as the Company's Senior Vice President, Chief Financial Officer and Treasurer.

Biographical information regarding each executive officer other than Raymond P. Dolan is set forth below. Mr. Dolan's biographical information is set forth above under *"Proposal 1—Election of Directors."*

Wayne Pastore has served as our Senior Vice President, Chief Financial Officer and Treasurer since April 2010. Before taking on such roles, he was appointed our Interim Chief Financial Officer from February 2010 to April 2010 and our Vice President, Finance, Corporate Controller and Chief Accounting Officer in May 2008. He had previously been our Director, Business Process Improvement from February 2008 to May 2008. Prior to joining the Company, from September 2006 to February 2008, Mr. Pastore was Director of Financial Planning and Analysis of Sycamore Networks, Inc., an optical switching company. From December 2003 to September 2006, he was Corporate Controller of Spotfire, Inc., a business analytics software company. Mr. Pastore was also the Corporate Controller at eXcelon, Inc., a database software company, from 2000 to 2003. Mr. Pastore spent thirteen years in public accounting prior to his work in-house. He has a Bachelor of Science in accounting from the University of Massachusetts/Lowell and a Juris Doctor from Suffolk University Law School.

Matthew Dillon has been our Vice President, Global Services since 2001. Prior to joining Sonus, from 1987 to 2000, he was a founding member of Boston Technology (later purchased by Comverse Technology Corp.), which created the de-facto standard in scalable central office-based voicemail platforms for Bell Atlantic.

Gale England has been our Vice President, Product Operations since May 2005. Prior to joining Sonus, Mr. England was the Chief Executive Officer and President of Numetrix Inc., a San Francisco-based software applications company. From 2000 to 2001, he was General Manager and Vice President

of Engineering Development at VillaMontage Systems, a broadband access solution funded by Convergence Partners. Prior to 2000, Mr. England had also held senior management positions at Digital Equipment Corp., Wellfleet Communications, Inc., Bay Networks and Nortel Networks, Inc.

Kathleen Harris has been our Vice President, Human Resources since July 2007. Before joining Sonus, from 2004 to 2007, Ms. Harris held the position of Vice President, Human Resources at Lightbridge, Inc., a software and services company, and Director of Human Resources from 2000 to 2003. Prior to Lightbridge, Inc., Ms. Harris was Vice President, Human Resources at Trend-Lines, Inc., a company that sold woodworking tools and accessories and golf equipment. Ms. Harris holds a Master of Business Administration and a Bachelor of Science degree in Government from Suffolk University, Boston. Ms. Harris is a member of the Human Resources Leadership Forum, Society for Human Resources Management and the Northeast Human Resources Association.

Elmer Lai has served as our Principal Accounting Officer since October 2010 and as our Vice President of Finance and Corporate Controller since he joined the Company in August 2010. From May 2001 to July 2010, Mr. Lai was the Corporate Controller of Airvana, Inc., a wireless infrastructure provider. Mr. Lai is a licensed certified public accountant and holds a Master of Business Administration from Boston University and a Bachelor of Science degree in Electrical Engineering from Cornell University.

Rajiv Laroia has served as our Senior Vice President of Engineering and Chief Technology Officer since February 2011. Dr. Laroia was a founder and Chief Technology Officer of Flarion Technologies since 2000, a company that developed and commercialized the first Orthogonal frequency-division multiplexing-based all-IP wireless data system. Flarion Technologies was acquired by QUALCOMM Incorporated in 2006. From 2006 to February 2011, Dr. Laroia served as Senior Vice President at QUALCOMM Incorporated, focusing on advanced research in wireless networks and technologies. Dr. Laroia had also served in senior leadership positions in Lucent/Bell Laboratories. Dr. Laroia received his Ph.D. in 1992 and his Master's degree in 1989 from the University of Maryland, College Park and a Bachelor's degree in 1985 from the Indian Institute of Technology, Delhi, all in electrical engineering. He was inducted to the Innovations Hall of Fame, University of Maryland, College Park, in 2006. In 2007, he received the IIT Delhi Distinguished Alumni Award. Dr. Laroia is a Fellow of the Institute of Electrical and Electronics Engineers.

Jeffrey M. Snider has served as our Senior Vice President, General Counsel and Secretary since June 2009. Prior to joining Sonus, Mr. Snider served in a dual legal and operating role as Executive Vice President and General Counsel of Bankruptcy Management Solutions, Inc., a provider of hardware, software and services to the bankruptcy industry. From 2003 to 2006, Mr. Snider was the Senior Vice President and General Counsel of Geac Computer Corporation, Ltd., a global software and services provider. Prior to Geac Computer Corporation, Ltd., Mr. Snider was Senior Vice President and General Counsel at Lycos, Inc., an industry-leading Internet conglomerate. Before his in-house career, Mr. Snider was a member of the Boston law firm of Hutchins & Wheeler. Mr. Snider served as a Director on the Board of the New England Legal Foundation from 2001 to 2009, and was a Trustee of the Boston Bar Foundation from 2003 to 2007. Mr. Snider is a graduate of Amherst College and the University of Virginia School of Law.

David Tipping has served as our Vice President of Product Marketing and Product Management since August 2010. Prior to this, Mr. Tipping served as our Vice President of World Wide System Engineering from July 2009 to August 2010. In previous positions with the Company, Mr. Tipping was Vice President of Service Providers for the Americas from October 2006 to July 2009 and Technical Director of the Eastern Region from September 2005 to October 2006. Before joining the Company, Mr. Tipping spent four years as a Senior Systems Engineer at Enterasys/Cabletron Systems, a Siemens enterprise communications company, supporting customers in the Midwest and New England. He received a Bachelor of Science degree from the University of New Hampshire.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following table sets forth information regarding beneficial ownership of our common stock as of February 28, 2011 by:

- each person who beneficially owns, to the best of our knowledge, more than 5% of the outstanding shares of our common stock;
- each of our executive officers, including our Named Executive Officers (as defined in the Summary Compensation Table below);
- each of our directors; and
- all of our executive officers, including our Named Executive Officers, and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. In computing the number of shares beneficially owned by each person named in the following table and the percentage ownership of that person, shares of common stock that are subject to stock options held by that person that are currently exercisable or exercisable within 60 days of February 28, 2011 are deemed owned by that person and are also deemed outstanding. These shares are not, however, deemed outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The percentage of common stock outstanding as of February 28, 2011 is based upon 277,507,693 shares of common stock outstanding on that date plus shares subject to options to the extent noted above.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding
Executive Officers:		
Raymond P. Dolan(1)	750,000	*
Richard N. Nottenburg(2)	752,500	*
Wayne Pastore(3)	231,046	*
Richard J. Gaynor(4)	—	*
Matthew Dillon(5)+	796,960	*
Gale England(6)	240,289	*
Kathleen Harris(7)	155,265	*
Elmer Lai(8)	50,000	*
Rajiv Laroia(9)	562,500	*
Gurudutt Pai(10)	—	*
Jeffrey M. Snider(11)	219,998	*
David Tipping(12)	44,989	*
Kumar Vishwanathan(13)+	109,315	*

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding
Non-Employee Directors:		
James K. Brewington(14)	28,958	*
John P. Cunningham(15)	108,333	*
Beatriz V. Infante(16)	20,625	*
Howard E. Janzen(17)	105,333	*
John A. Schofield(18)	19,583	*
Scott E. Schubert(19)	31,042	*
Paul J. Severino(20)+	602,905	*
H. Brian Thompson(21)	152,500	*
All executive officers, including our Named Executive Officers, and directors as a group (21 persons)(22)	4,982,141	1.80%
5% Owners:		
Senate Limited (Trustee)—P.O. Box 71082, Dubai, United Arab Emirates(23)	67,295,079	24.25%
Artis Capital Management, L.P.—One Market Plaza, Steuart Street Tower, Suite 2700, San Francisco, CA 94105(24)	31,052,460	11.19%

* Less than 1% of the outstanding shares of common stock.

\+ The executive officer or director has implemented a Rule 10b5-1 trading plan under which shares of our common stock may be sold from time to time.

(1) Includes 750,000 shares of restricted stock subject to the satisfaction of performance conditions and vesting.

(2) Dr. Nottenburg stepped down as our President, Chief Executive Officer and a director, effective October 12, 2010. This number includes 502,500 shares subject to outstanding options that are exercisable as of April 29, 2011.

(3) Includes 79,167 shares subject to outstanding options that are exercisable as of April 29, 2011, 138,333 shares of restricted stock subject to vesting and 4,444 shares under a performance-based award that had vested at December 31, 2010 but which were not issued to Mr. Pastore until March 15, 2011.

(4) Mr. Gaynor resigned as our Chief Financial Officer, effective February 8, 2010.

(5) Includes 703,333 shares subject to outstanding options that are exercisable as of April 29, 2011, 22,000 shares under a performance-based award that had vested at December 31, 2010 but that were not issued to Mr. Dillon until March 31, 2011 and 69,625 shares of restricted stock subject to vesting.

(6) Includes 192,667 shares subject to outstanding options that are exercisable as of April 29, 2011, 5,556 shares under a performance-based award that had vested at December 31, 2010 but that were not issued to Mr. England until March 15, 2011 and 18,541 shares of restricted stock subject to vesting.

(7) Includes 91,667 shares subject to outstanding options that are exercisable as of April 29, 2011, 5,556 shares under a performance-based award that had vested at December 31, 2010 but that were not issued to Ms. Harris until March 15, 2011 and 46,666 shares of restricted stock subject to vesting.

(8) Includes 50,000 shares of restricted stock subject to vesting.

(9) Includes 562,500 shares of restricted stock subject to the satisfaction of performance conditions and vesting.

(10) Mr. Pai stepped down as our Executive Vice President and Chief Operating Officer, effective December 30, 2010.

(11) Includes 35,000 shares subject to outstanding options that are exercisable as of April 29, 2011, and 131,250 shares of restricted stock subject to vesting.

(12) Includes 22,500 shares subject to outstanding options that are exercisable as of April 29, 2011, 11,179 shares of restricted stock subject to vesting, and 570 shares of common stock held in a trust.

(13) Mr. Vishwanathan resigned as our Vice President, Engineering and Chief Architect, effective April 3, 2011. This number includes 3,125 shares subject to outstanding options that are exercisable as of April 29, 2011, 25,000 shares under a performance-based award that had vested at December 31, 2010 but that were not issued to Mr. Vishwanathan until March 15, 2011 and 46,875 shares of restricted stock subject to vesting. Mr. Vishwanathan forfeited 46,875 shares of restricted stock subject to vesting on April 3, 2011, the effective date of his resignation from the Company, as these shares were unvested on that date.

(14) Includes 23,958 shares subject to outstanding options that are exercisable as of April 29, 2011, and 5,000 shares of restricted stock subject to vesting.

(15) Includes 103,333 shares subject to outstanding options that are exercisable as of April 29, 2011, and 5,000 shares of restricted stock subject to vesting.

(16) Includes 15,625 shares subject to outstanding options that are exercisable as of April 29, 2011, and 5,000 shares of restricted stock subject to vesting.

(17) Includes 83,333 shares subject to outstanding options that are exercisable as of April 29, 2011, and 5,000 shares of restricted stock subject to vesting.

(18) Includes 14,583 shares subject to outstanding options that are exercisable as of April 29, 2011, and 5,000 shares of restricted stock subject to vesting.

(19) Includes 26,042 shares subject to outstanding options that are exercisable as of April 29, 2011, and 5,000 shares of restricted stock subject to vesting.

(20) Includes 93,333 shares subject to outstanding options that are exercisable as of April 29, 2011, and 5,000 shares of restricted stock subject to vesting.

(21) Includes 117,500 shares subject to outstanding options that are exercisable as of April 29, 2011, and 5,000 shares of restricted stock subject to vesting.

(22) Includes 2,107,666 shares subject to outstanding options that are exercisable as of April 29, 2011, 62,556 shares of stock issued under performance-based awards that had vested at December 31, 2010 but that were not issued to the executive officers until March 15, 2011, 1,312,500 shares issued under performance-based awards subject to both satisfaction of the related performance conditions and vesting and 552,469 shares of restricted stock subject to vesting owned by all of our executive officers, including our Named Executive Officers, and current directors. With the exception of Mr. Gaynor, Dr. Nottenburg, Mr. Pai and Mr. Vishwanathan, each of our directors and executive officers may be reached at 4 Technology Drive, Westford, Massachusetts 01886. Each of Mr. Gaynor, Dr. Nottenburg and Mr. Pai is a Named Executive Officer for purposes of the 2010 Summary Compensation Table and the accompanying tabular and narrative disclosure set forth below. However, Mr. Gaynor resigned as our Chief Financial Officer as of February 8, 2010; Dr. Nottenburg stepped down as our President, Chief Executive Officer and a director, effective October 12, 2010; and Mr. Pai stepped down as our Executive Vice President and Chief Operating

Officer, effective December 30, 2010. Therefore, as of February 28, 2010, Mr. Gaynor, Dr. Nottenburg and Mr. Pai were no longer executive officers of the Company.

(23) According to a Schedule 13D/A No. 10 filed with the SEC on January 15, 2010, reporting the beneficial ownership of 67,295,079 shares of our common stock, each of Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited, Legatum Global Investment Limited and Senate Limited (acting on behalf of a trust formed under the laws of The Cayman Islands as of July 1, 1996) reports sole voting power and sole dispositive power of the 67,295,079 shares.

(24) According to a Schedule 13G/A No. 1 filed with the SEC on February 15, 2011, reporting the beneficial ownership of 31,052,460 shares of our common stock, Artis Capital Management, L.P. and Artis Capital Management, Inc. (collectively, "Artis") and Stuart L. Peterson ("Mr. Peterson") reported shared dispositive power over the 31,052,460 shares. Pursuant to the same Schedule 13G/A No. 1, Artis Partners 2X Ltd. ("2X") reported shared dispositive power over 13,834,801 shares of our common stock, which appears to be included in the 31,052,460 shares of our common stock beneficially owned by Artis and Mr. Peterson. Pursuant to such Schedule 13G/A No. 1, Artis, Mr. Peterson and 2X filed the Schedule 13G/A No. 1 jointly, but not as members of a group, and each expressly disclaims membership in a group. In the Schedule 13G/A No. 1, it is stated that Artis Capital Management, L.P. is a registered investment adviser and is the investment adviser of investment funds that hold stock for the benefit of the investors in those funds, including 2X. According to the Schedule 13G/A No. 1, Artis Capital Management, Inc. is the general partner of Artis Capital Management, L.P. and Mr. Peterson is the president of Artis Capital Management, Inc. and is the controlling owner of Artis. Each of Artis and Mr. Peterson disclaims beneficial ownership of the stock, except to the extent of that person's pecuniary interest therein. In addition, the filing states that, with respect to 2X, it should not be construed as an admission that 2X is, and 2X disclaimed that it is, the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of any stock covered by such Schedule 13G/A No. 1.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of the Compensation Program

The Compensation Committee of the Board oversees our executive compensation program, approves all compensation policies applicable to our executive officers in accordance with our compensation philosophy and makes decisions regarding all forms of compensation to our executive officers.

Philosophy and Objectives

Our compensation philosophy, practices and principles are an important part of our business strategy in helping to attract, retain, motivate and reward executive talent as well as to align the interests of our executive officers with those of our stockholders. We believe that our compensation program is designed to provide a control framework for the elements of compensation we use and the processes to implement and maintain a reasonable and appropriately balanced approach to compensation. Critical to Sonus' long-term success is our ability to attract and retain employees with the skills and talent we need to create sustained value for the Company and its stockholders. Our current and potential talent pool is highly marketable and can be attracted to opportunities across a broad spectrum of industries, including telecommunication equipment businesses and start-up companies.

We have a rigorous performance and compensation management system and we believe our compensation processes and programs are aligned with safety and soundness principles. These beliefs help build the following foundation for our approach, and our executive compensation program is designed to:

- provide independent Board oversight;
- avoid being overly rigid, formulaic or short-term oriented;
- offer compensation opportunities that attract, retain and develop highly talented executives;
- motivate individuals to perform at their highest levels;
- encourage and reward outstanding initiative and achievement, teamwork and a shared success environment;
- reinforce critical measures of performance derived from our business strategy and key success factors;
- retain those individuals with the leadership abilities and skills necessary to build long-term stockholder value by supporting executive ownership and stockholder alignment;
- provide a total rewards package to our executives that is competitive with our peer companies;
- assemble and maintain a senior leadership team with skills necessary to successfully execute our business strategy and to maintain our competitiveness;
- connect compensation to performance by providing incentives that promote short-term and long-term financial stability to continuously enhance stockholder value;
- increasingly emphasize performance-based pay over guaranteed pay to align incentives with short- and long-term objectives of the Company;
- provide a meaningful ownership stake in the Company to reinforce alignment with stockholders; and

- ensure robust risk management and compensation recovery to deter excessive risk taking and improper risk management.

Compensation awarded or paid to our executive officers is based upon their scope of responsibilities, experience and demonstrated performance. The Compensation Committee relies upon its experience and judgment and not upon rigid guidelines or formulas in determining the amount and mix of compensation elements for each executive officer. The Compensation Committee evaluates executive compensation to ensure that we have an effective executive compensation program. The Compensation Committee believes that such a program should be tied to annual and long-term strategic goals for the business and should align executives' interests with those of the stockholders by rewarding performance that achieves those goals with the objective of ultimately increasing stockholder value.

As more fully disclosed below and on page 38 under the heading "*Determining Executive Compensation*," the Compensation Committee annually reviews market data and information, which is provided from time to time by a compensation consultant, to determine the appropriate level and combination of incentive and non-incentive, cash and equity-based compensation. The Compensation Committee believes that, as a company that has a major growth component, Sonus should continue to provide significant equity incentives as a component of compensation. As the Compensation Committee believes that our executives should have incentives to bring us to a higher level of performance as compared to our peer group, total direct compensation is intended to be competitive compared to our peer group.

The Compensation Committee also monitors and manages our executive compensation program to ensure that it does not encourage excessive risk taking. With respect to cash compensation, the Compensation Committee implemented two new cash incentive plans in 2010: the Senior Management Cash Incentive Plan, or the SMCIP, that covers the President and Chief Executive Officer and all executive officers who were his direct reports at the time the SMCIP was implemented; and the Target Incentive for Performance Success, or TIPS Program, a company-wide cash-based incentive program that covers all employees other than those covered by the SMCIP or on commission plans. The Compensation Committee concluded that such plans do not encourage excessive or inappropriate risk taking by our executive officers for the following reasons, among others: we structure our pay to consist of both fixed and variable compensation, so that our executive officers' cash compensation is not entirely tied to results, but those executive officers' variable compensation is tied, at least in part, to the achievement of the Company's corporate financial metrics; the variable cash compensation of our most senior executive officers, who are covered by the SMCIP, are tied entirely to the achievement of the Company's corporate financial metrics and, therefore, their bonuses are not tied to any individual metric; under both the SMCIP and the TIPS Program, our executive officers are paid for performance against financial targets that are set to be challenging to motivate a high level of business performance, with an emphasis on longer-term financial success and prudent risk management; performance metrics under the SMCIP and the TIPS Program are not based solely on bookings or revenue targets to mitigate the risk of employees focusing exclusively on the short term; and qualitative factors beyond the quantitative financial metrics are a significant consideration under the TIPS Program in the determination of the aggregate individual executive compensation payments—*i.e.,* how our executive officers achieve the financial results and demonstrate leadership consistent with the Sonus values are critical to overall individual compensation decisions. The Compensation Committee is confident that our cash-based incentive plans are aligned with the interests of our stockholders and rewards for performance.

The Compensation Committee monitors and manages our equity incentive program with the same philosophy. Our stock option awards generally vest over a period of four years and are only valuable if our stock price increases over time; the majority of the restricted share grants awarded in 2010 included both performance achievement and time-based vesting; and restricted share grants that did not

include a performance achievement vesting component vest over a period of four years, to provide long-term incentives that are tied to Company performance. During 2010, long-term equity incentive grants were made only to achieve specific objectives: (i) to meet market compensation upon hire and/or promotion; (ii) to reward the performance of our highest achieving employees; or (iii) to provide retention incentives with respect to certain senior employees and executive officers.

In order to achieve the objectives of our programs, the Compensation Committee believes that the executive compensation program must include competitive cash and stock incentive-based compensation components that reward performance and that are heavily weighted towards incentive-based compensation rather than fixed-base salaries as a percentage of total compensation. Consistent with this philosophy, the executive compensation program historically was structured with executive base salaries that were below the median of our peer group, but with additional annual cash incentives designed to make us competitive with our peer group on a total cash compensation (at the 50th percentile opportunity if annual goals were achieved), and long-term equity incentives that were highly competitive with our peer group (at the 75th percentile opportunity if long-term performance goals were achieved).

The Compensation Committee compared the Company's programs with a peer group of global telecommunications equipment companies, which was selected with the help of compensation consultant Pearl Meyers & Partners. The peer companies used in our 2010 analysis included:

Acme Packet, Inc.	ADTRAN, Inc.	Aruba Networks, Inc.
Blue Coat Systems, Inc.	Calix, Inc.	Digi International Inc.
EMS Technologies, Inc.	Emulex Corporation	Extreme Networks, Inc.
Finisar Corp.	Harmonic Inc.	Infinera Corp.
Ixia	ShoreTel, Inc.	Symmetricom, Inc.
Tekelec		

The peer group selection factors included revenue size (primarily companies in the $87 million to $630 million annual revenue range with median revenue of $321 million) and industry (including all high-technology companies with a majority in the networking/telecommunications industry). The Compensation Committee changed the peer group for purposes of 2010 compensation decisions to exclude Airvana, Inc. because it merged with 72 Mobile Acquisition Corp. and became a private company, and Starent Networks, LLC because it was acquired by Cisco Systems. In addition, Aruba Networks, Inc., Calix, Inc., Finisar Corp., Infinera Corp., ShoreTel, Inc. and Symmetricom, Inc. were added to the peer group for 2010 compensation decisions because they are companies of similar size to Sonus and they are in related industries. The Compensation Committee believes that the 2010 peer group is more comparable than the 2009 peer group because the updated peer companies have similar business models and they have similar revenues (one-third to three times the revenue of the Company).

While our executive compensation programs are intended to provide competitive, incentive-based compensation to our executives, actual executive compensation can vary greatly. The amount of incentive-based cash compensation awarded is based on measures of profitability and revenue and, therefore, executives are only awarded such compensation if they achieve the annual corporate performance goals set by our Board and, if applicable, their individual measures of performance. Over the last several years, although target annual cash incentives and target long-term equity incentives have been competitive with our peer group, with the exception of new hires our executives have generally been compensated below target levels and below that of our peer group and survey market references. Please see "*Determining Executive Compensation*" on page 38 below.

Over the last several years, it has become even more important to maintain target incentive-based compensation at the higher level of the annual revenue range within our peer group because executive

retention and motivation have been affected by the challenging market environment and the price of our stock has not led to appreciation in the value of previously granted stock options. Executive turnover has influenced executive compensation decision-making as the Company hired a new Senior Vice President of Engineering and Chief Technology Officer in February 2011, a new President and Chief Executive Officer in October 2010, a new Vice President of Engineering and Chief Architect in August 2009, and a new Senior Vice President and General Counsel in June 2009. In addition, the Company promoted a new Senior Vice President and Chief Financial Officer in April 2010, a new Executive Vice President and Chief Operating Officer in February 2010, and a new Interim Chief Financial Officer in February 2010. Furthermore, the performance of the stock markets in general and the Company's stock in particular has diminished the value of the Company's equity incentives and, as a result, the Compensation Committee and management have been required to increase certain base salaries in order to retain the talent necessary to manage the Company to achieve strong growth and earnings potential. With the need to attract these new hires, our executive compensation became market-driven. We face competition for executives from larger companies with significantly greater cash compensation and from smaller private companies with greater perceived equity growth potential through an initial public offering or acquisition and therefore must be competitive in our total compensation in order to attract and retain highly talented executives.

Compensation Components

Our executive compensation program has three major components: (i) base salary, (ii) cash-based incentives and (iii) equity-based incentives. The Compensation Committee reviews the executive compensation program on an annual basis.

Base Salary. Base salaries are designed to reflect the scope of responsibilities, performance and competencies of the individual executives. Increases in base salary, if any, are based on an evaluation of the individual's performance and level of pay compared to benchmark data for similar positions at peer companies. The salary for each Named Executive Officer (as defined under the heading "*Summary of Executive Compensation*" on page 48), other than our Vice President of Product Management and Marketing with whom we do not have an employment agreement, was originally determined in his or her respective employment agreement. Each Named Executive Officer's base salary is reviewed on an annual basis as well as at the time of a promotion or other change in responsibilities. Our executive compensation program historically was structured with executive base salaries that were below the median of our peer group. Due to the uncertainty of macroeconomic conditions and business results, the Compensation Committee, based on recommendations by management, determined to generally keep 2010 executive base salaries at 2008 and 2009 levels, with the exception of the compensation of new executive officer hires in 2010, which was commensurate with that of our peer group in order to attract such new hires to join the Company.

Cash-based Incentives. Cash-based incentives are expected to represent a substantial part of total compensation for our executives and are based on measures that reflect annual financial and/or management objectives, as applicable. A significant portion, and in some cases the entire portion, of each executive officer's cash-based compensation is tied to the achievement of corporate financial goals. Total cash compensation was generally at the 50th percentile opportunity if annual goals were achieved.

In 2010, the Company implemented the SMCIP for the President and Chief Executive Officer and his then-current direct reports at the time the SMCIP was implemented, and the TIPS Program for all employees except those covered by the SMCIP or on commission plans. For 2010, the SMCIP provided incentives for the executives covered by such plan to achieve a sustained, high level of financial and other measures of success for the Company. The annual cash bonus to be paid under such plan, if any, was linked solely to the achievement of certain corporate financial goals. The 2010 TIPS Program, on the other hand, provided for an annual cash bonus, if any, that was linked to the achievement of a combination of certain corporate financial goals, team goals and individual goals.

Senior Management Cash Incentive Plan

Under the SMCIP, the Compensation Committee set the cash-based incentive for the President and Chief Executive Officer and his direct reports at the time the SMCIP was implemented as a percentage of his or her base salary. The cash incentive bonus for both our then and current President and Chief Executive Officer was targeted at 100% of his annual base salary. Each of the other executives who was a direct report of the President and Chief Executive Officer at the time the SMCIP was implemented was allocated a target cash incentive as a percentage of annual base salary ranging from 50% to 70%, as determined by the Compensation Committee. The target bonus levels were chosen based upon competitive market and peer group data and analysis as described in "*Determining Executive Compensation*" below. The target bonus levels for each of the President and Chief Executive Officer and his then-current direct reports were based solely upon the achievement of corporate goals, which were chosen based upon financial metrics that are generally used by investors and financial analysts in measuring our financial performance.

The 2010 corporate goals for the SMCIP were based upon achievement of the following metrics:

Weight	Objective	Measurement Metrics	Achievement Leverage Factor	Bonus for Overachievement	2010 Actual Achievement Percentage
25%	Revenue(1)	$230,000,000	85% – 121.7%	Maximum 2x at $280,000,000	138.6%
50%	Full Year Operating Earnings (Loss)(2)	$(3,500,000)	60% – 200%	Maximum 2.5x at $3,500,000	250.0%
25%	New Product Introduction	$1,000,000 in bookings	Binary- yes or no	2x for $1,000,000 in revenue	200.0%
Total: 100%					209.7%

(1) If this measure was not achieved, it would be deemed achieved if the sum of (i) the actual performance of this measure and (ii) the amount of any positive change in deferred revenue for 2010 met or exceeded the target performance for this measure. However, the impact of any positive change in deferred revenue did not count towards greater than 100% achievement for this measure.

(2) This metric excludes any effect of activities relating to the impact of potential or actual mergers and acquisitions.

As a hypothetical example, the bonus calculation for an executive under the SMCIP whose target cash incentive was $100,000 is set forth below, based on a range of levels of corporate goals:

Weight	Objective	Accomplish 85% of Corporate Objectives ($)	Accomplish 100% of Corporate Objectives ($)	Accomplish 105% of Corporate Objectives ($)	Accomplish 150% of Corporate Objectives and $1,000,000 in revenue from new products ($)
25%	Revenue	$21,250	$ 25,000	$ 30,750	$ 50,000
50%	Full Year Operating Earnings (Loss)	42,500	50,000	51,880	68,750
25%	New Product Introduction	—	25,000	25,000	25,000
	Bonus for Overachievement	—	—	—	25,000
	Total	$63,750	$100,000	$107,630	$168,750

The Compensation Committee will continue the SMCIP for fiscal 2011, for which the Compensation Committee created financial metrics consistent with our 2011 operating plan and the financial objectives associated with that plan. We consider our corporate goals to be confidential and their disclosure would cause competitive harm for us and, therefore, we do not disclose these goals for performance periods not yet completed. We achieved approximately 64% of the corporate goals for 2007, 14.8% of the corporate goals for 2008, 117.0% of the corporate goals for 2009, and 209.7% of the corporate goals for 2010. A high level of performance by management will be required to achieve the corporate goals for 2011.

2010 Target Incentive for Performance Success Program

The TIPS Program is a company-wide bonus program for all employees other than those covered by the SMCIP or on commission plans. The President and Chief Executive Officer and the Vice President of Human Resources recommended the cash-based incentive for each TIPS Program employee as a percentage of his or her base salary, based solely upon such individual's job level (unless an exception was granted by the Compensation Committee), and the Board set and approved such cash-based incentives (other than in the case of the incentive compensation for our Vice President of Product Management and Marketing, which was based on a commission plan more fully described under the Summary Compensation Table and under "*Annual Bonus*" below). Each of the employees subject to the TIPS Program was allocated a target cash incentive as a percentage of annual base salary generally ranging from 5% to 30%, as determined by the Compensation Committee. One of our Named Executive Officers who was subject to the TIPS Program was allocated a target cash incentive as a percentage of annual base salary of 60%, as determined by the Compensation Committee. The target bonus levels were chosen based upon market data and consistent with our philosophy targeting annual cash incentives competitive with our peer group.

The 2010 TIPS Program was comprised of three separate components—a team goal, an individual goal and corporate goals—each component was calculated independently.

TIPS Program Goals	Performance Level
1. Achievement of Team Goals	0 – 100.0%
2. Achievement of Individual Goals	0 – 150.0%
3. Achievements of Corporate Goals	0 – 150.0%
Total Performance Level	0 – 225.0%

The formula for calculating the payment under the TIPS Program was as follows: (team score × individual score × corporate score) × target bonus. Because payout under the TIPS Program is the product of these three components, underachievement or overachievement of any one or more of these scores will reduce or increase, respectively, the overall payout under the TIPS Program. The failure to achieve the minimum performance level under any one goal will reduce the TIPS Program payout to zero.

Team goals were determined by the most senior department head and were intended to drive performance that supports corporate objectives. Individual goals were determined by individual managers in support of the team objectives. While the maximum payout for any one individual under the TIPS Program was 225% of annual base salary, the average achievement for individual goals could not exceed 100% (that is, any payment in excess of 100% had to be offset by a payment under 100%), and therefore, the average payout for all participants under the TIPS Program could not exceed 150% of their aggregate annual base salaries.

The corporate goals were chosen based upon financial metrics that are generally used by investors and financial analysts in measuring our financial performance and, with the exception of the new product introduction objective, were generally the same as the corporate goals under the SMCIP. The corporate goals for the 2010 TIPS Program consisted of three measures, which were calculated independently. Each had designated thresholds as indicated below and a maximum payout at 150% of the measurement metric.

The corporate goals for the TIPS Program were based upon achievement of the following metrics:

Weight	Objective	Measurement Metrics	Achievement Leverage Factor	Bonus for Overachievement	2010 Actual Achievement Percentage
25%	Revenue(1)	$230,000,000	85% – 121.7%	Maximum 1.5x at $280,000,000	138.6%
50%	Full Year Operating Earnings (Loss)(2)	$(3,500,000)	60% – 150%	Maximum 1.5x at $1,800,000	150.0%
25%	New Product Introduction	$1,000,000 in bookings	80% – 150%	Maximum 1.5x on $1,500,000 in bookings	150.0%
Total: 100%					147.2%

(1) If this measure was not achieved, it would be deemed achieved if the sum of (i) the actual performance of this measure and (ii) the amount of any positive change in deferred revenue for 2010 met or exceeded the target performance for this measure. However, the impact of any positive change in deferred revenue did not count towards greater than 100% achievement for this measure.

(2) This metric excludes any effect of activities relating to the impact of potential or actual mergers and acquisitions.

As a hypothetical example, the bonus calculation for an executive whose bonus at target was $10,000 is set forth below, illustrating achievement of various ranges for his individual and team performance objectives and based on a range of performance levels of corporate goals:

Performance Level	On Target Bonus ($)	Corporate Component	Team Component	Individual Component(1)	Payout ($)	Actual Percentage Award
Exceptional individual performance and strong team performance, but failure to achieve lowest corporate target thresholds	$10,000	50%	100%	120%	$ 0	0%
Strong individual and team performance, but achievement at only 85% of corporate target threshold	$10,000	85%	100%	100%	$ 8,500	85%
On Target	$10,000	100%	100%	100%	$10,000	100%
Exceptional corporate performance, but weak team and individual performance	$10,000	120%	50%	50%	$ 3,000	30%
Maximum	$10,000	150%	100%	150%	$22,500	225%

(1) For a participant in the TIPS Program to achieve more than 100% on the individual component, one or more other participants must have achieved less than 100% because the individual component must average 100% in respect of all participants in the TIPS Program.

Equity-based Incentives. Equity-based incentives are provided to executives whose decisions and actions have a direct impact upon our performance and success. Stock options and restricted stock are awarded to our executive officers in order to tie compensation directly to our long-term success and to increase stockholder value. In determining the size of the stock option and/or restricted stock grants awarded to each executive officer, the Compensation Committee takes into account the executive officer's position, past performance, anticipated contribution to our long-term goals, and market data for executive officers in similar roles at peer companies. Long-term incentives granted in prior years and existing levels of stock ownership are also taken into consideration. The Compensation Committee believes that a combination of stock options and restricted stock is most effective in meeting the key objectives of employee retention, motivation, and alignment with stockholder interests, and is the most cost effective and efficient manner of share usage, taking into account stock-based compensation expense and cash flow. Under the Company's 2007 Stock Incentive Plan, as amended, or the 2007 Plan, a finite number of shares is available. The aggregate number of shares under the 2007 Plan was based

upon projected requirements in the normal course of business over a three-year period, within recommended guidelines, assuming similar usage rates to prior years based upon our hiring and annual stock incentive programs, as well as the use of restricted stock in addition to stock options. The historical practice of allocating equity awards to top performers and critical positions will be continued.

Determining Executive Compensation

The Compensation Committee determines and approves the compensation level for the President and Chief Executive Officer; reviews and sets compensation levels of other key executive officers; evaluates and approves goals and objectives of the President and Chief Executive Officer; reviews and approves goals and objectives of other key executive officers; evaluates the performance of these executives in light of those goals and objectives; evaluates and approves all grants of equity-based compensation to the President and Chief Executive Officer and the other executive officers; and recommends to our Board compensation policies for outside directors. The Compensation Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time.

At the outset of the fiscal year, our Board sets the overall corporate performance goals for the year, while the Compensation Committee reviews and approves each executive officer's objectives and target bonus, except as otherwise predetermined by an employment agreement. After the end of the fiscal year, the Compensation Committee reviews the actual corporate performance and individual performance, if applicable, against the predetermined corporate performance goals and, if applicable, individual objectives to determine the appropriate bonus amount, as well as other performance considerations related to unforeseen events during the year. For each of the performance goals, a formula establishes a payout range based upon the target bonus allocation. The formula also determines the percentage of the target bonus to be paid based on a percentage of goal achievement.

The Compensation Committee has the authority to retain compensation consultants and other outside advisors to assist in the evaluation of executive officer compensation. The Compensation Committee reviews each component of the executive's compensation against executive compensation surveys. The surveys used for comparison reflect compensation levels and practices for persons holding comparable positions at certain of our peer group companies. The Compensation Committee also solicits appropriate input from our President and Chief Executive Officer, who works with our Vice President of Human Resources to recommend compensation for those executives reporting directly to him. The Compensation Committee considers, but is not bound by, recommendations made by Company management. Similarly, the Compensation Committee may accept, reject or modify any recommendations by compensation consultants or other outside advisors. All decisions regarding the President and Chief Executive Officer's compensation are made by the Compensation Committee in executive session without the President and Chief Executive Officer present.

For 2010, the Compensation Committee first retained Frederic W. Cook & Company and then Pearl Meyer & Partners as its compensation consultants to provide an analysis of the total compensation practices for our executive and senior management positions. Pearl Meyer & Partners provided the Compensation Committee with a study, whose purpose was to provide management and the Compensation Committee with current information on the competitiveness of our total cash and long-term incentive compensation. The study provided a significant amount of comparative information, using peer group and market data. The Compensation Committee determined the need to review the current compensation strategy and the market reference peer group based on larger company metrics, considering our current and future growth potential. Our 2010 target compensation was compared to both our peer group and survey data. Although the competitive positioning of individual executives varied, the findings by Pearl Meyer & Partners indicated that, in the aggregate, our base salaries were generally at or below that of our peer group and survey medians, actual total annual cash compensation was generally below the peer group and survey medians, and target total direct compensation was

above the peer group. Due to the uncertainty of macroeconomic conditions and business results and because base salaries were generally commensurate with that of our peer group and survey medians, the Compensation Committee determined to generally keep 2010 executive compensation at 2008 and 2009 levels, with the exception of the compensation of new executive officer hires in 2010, which was commensurate with that of our peer group in order to attract such new hires to join the Company.

For 2010, the methodology for the compensation review conducted by Pearl Meyer & Partners included a compensation analysis and comparison on a job description level with peer companies based upon information derived from publicly-disclosed information provided on proxy statements. The primary peer group included Acme Packet, Inc., ADTRAN, Inc., Aruba Networks, Inc., Blue Coat Systems, Inc., Calix, Inc., Digi International Inc., EMS Technologies, Inc., Emulex Corporation, Extreme Networks, Inc., Finisar Corp., Harmonic Inc., Infinera Corp., Ixia, ShoreTel, Inc., Symmetricom, Inc. and Tekelec. The peer group selection factors included revenue size (primarily companies in the $87 million to $630 million annual revenue range with median revenue of $321 million) and industry (including all high technology companies with a majority in the networking/ telecommunications industry).

Our compensation philosophy is that the overall compensation structure should be competitive within the industry in order to attract and retain talented executives and motivate our executive officers to achieve our business goals.

Annual Bonus

The Company's cash incentive compensation program, which is comprised of the SMCIP and the TIPS Program, includes eligibility for an annual performance-based cash bonus for all employees. The eligibility for an annual cash bonus creates an incentive for all employees to achieve desired short-term corporate goals that are in furtherance of the Company's long-term objectives. The compensation program establishes target bonuses, set as a percentage of annual base salary, for each position. The target bonuses for executive officers covered by the SMCIP in fiscal 2010 ranged between 50% and 100% of annual base salary and were tied entirely to the achievement of annual corporate goals. The target bonuses for the executive officers covered by the TIPS Program in fiscal 2010 ranged between 30% and 60% of annual base salary and were tied to achievement of a combination of annual corporate, individual and team goals. The Compensation Committee annually reviews target bonuses as a component of executive compensation against peer group data. It believes the target bonuses for our executive officers for 2010 were within the appropriate range as a percentage of base salary and overall total compensation.

All other employees, including non-executive vice presidents and management directors but excluding commissioned sales employees, are eligible for a similar performance-based bonus under the TIPS Program, with target bonuses at a lower percentage of salary. Employees covered by the TIPS Program generally have target bonuses at 5% to 30% of annual base salary, with their actual bonus awards dependent on the achievement of corporate goals, team goals and individual goals.

The Compensation Committee determines the annual bonus to be paid to the President and Chief Executive Officer given his target bonus, achievement of corporate goals, and the Compensation Committee's overall assessment of performance based on achievement of such corporate goals. For the President and Chief Executive Officer's direct reports, the Compensation Committee reviews and approves the annual bonuses to be paid to such individuals, based upon the President and Chief Executive Officer's recommendations. The President and Chief Executive Officer determines the annual bonus percentage to be paid to all other employees. The Board may approve, modify or override the determination of the Compensation Committee or the President and Chief Executive Officer, as applicable, of an employee's bonus payment based on its view of the achievement of performance goals.

The President and Chief Executive Officer is responsible for determining the level of achievement of each executive against the stated corporate goals and, where applicable, the executive's achievement of certain individual goals. For the Named Executive Officer who had individual goals as a component of his overall compensation, such individual goals typically pertain to meeting financial targets, leading and overseeing major projects, operational efficiencies, reliability and compliance. For each Named Executive Officer's performance (other than the President and Chief Executive Officer), the President and Chief Executive Officer bases his evaluation on his conversations with the Vice President of Human Resources regarding the development and objectives of each Named Executive Officer, his knowledge of the individual's accomplishments as well as discussions with each of the Named Executive Officers. The achievement level is determined in the first quarter of each year based on the performance in the preceding year. In fiscal 2010, the corporate goals for the President and Chief Executive Officer and his direct reports at the time the SMCIP was implemented included revenue of $230,000,000, operating loss of $3,500,000, and the sale of the Company's new product—one times the new product weighting if the bookings exceeded $1,000,000 and two times the weighting if revenue for 2010 exceeded $1,000,000. Fiscal 2010 corporate goals incorporated an operating loss as well as lower revenues as compared to 2009 because of the economic outlook for 2010. Based on the Company's performance in 2010, the Compensation Committee determined that the metric payout level of achievement against 2010 corporate goals under SMCIP was 209.7%. Achievement of the individual corporate goals under SMCIP in 2010 was as follows: 138.6% of the revenue goal, 250.0% of the full year operating earnings goal, and 200.0% of the new product introduction goal. Meanwhile, the Compensation Committee determined that the metric payout level of achievement against the goals under the TIPS Program was 147.15% and achievement of the corporate goals under the TIPS Program was as follows: 138.6% of the revenue goal, 150.0% of the full year operating earnings goal and 150.0% of the new product introduction goal.

The SMCIP consisted solely of corporate achievement metrics and no individual metrics. Only six executive officers were eligible to participate in the SMCIP.

Target bonus levels were determined based upon competitive market and peer group data and analysis.

For fiscal 2010, individual performance of an executive officer subject to the TIPS Program was assessed based on the level of achievement of individual goals and team goals. Each such executive officer was given a performance ranking based on this assessment.

The President and Chief Executive Officer and/or his direct reports reviewed the performance reviews for all management employees and presented the performance data and his recommendations to the Compensation Committee based on the guidelines previously established by management for review.

Pursuant to the terms of his employment agreement, dated October 8, 2010, as amended on February 14, 2011, Mr. Dolan was eligible for an "on target bonus" of 100% of his annual base salary, subject to the achievement of specific objectives. For fiscal year 2010, Mr. Dolan was subject to the SMCIP and his specific objectives were the same ones given to his predecessor, and if received, his target bonus would be pro rated for the number of days in 2010 during which he was employed by us.

Pursuant to the terms of his employment agreement, dated December 28, 2007, as amended on each of February 19, 2010 and April 29, 2010, Mr. Pastore was eligible for an "on target bonus" of 60% of this then-current annual base salary, subject to the achievement of specific objectives. He was covered by the SMCIP and also received a $125,000 retention bonus to which he was entitled pursuant to the February 19, 2010 amendment when he assumed the duties of Interim Chief Financial Officer.

Mr. Pai was eligible for an "on target bonus" of 70% of his annual base salary, subject to the achievement of specific objectives, pursuant to the terms of his employment agreement, dated December 11, 2008, and as amended on February 18, 2010. He was also covered by the SMCIP.

Ms. Harris' and Mr. Dillon's respective target bonus levels were based upon competitive data, including peer group and survey data, their positions in the Company, and their anticipated contributions to our long-term goals. The then-President and Chief Executive Officer provided a recommendation as to Ms. Harris' and Mr. Dillon's target bonuses to the Compensation Committee for the Compensation Committee's consideration and approval.

For 2010, Ms. Harris was eligible to receive a target bonus of 50% of her then-current annual base salary under the SMCIP. In 2010, Ms. Harris was awarded an option to purchase up to 90,000 shares of the Company's common stock and a grant of 30,000 shares of restricted stock under the 2007 Plan because the Compensation Committee determined that her equity stake in the Company was significantly lower than Ms. Harris' peers and because Ms. Harris' performance merited such additional awards. Additionally, pursuant to the terms of an October 3, 2008 severance and retention program, 5,556 shares of restricted stock previously granted to Ms. Harris vested on March 15, 2011 after the Compensation Committee determined that the Company met certain performance criteria in 2010. If the Company achieves certain performance metrics for the fiscal years ending December 31, 2011 and 2012, Ms. Harris may also be entitled to the vesting of up to an additional 11,111 shares of performance stock pursuant to this grant, as discussed below under *"Employment, Severance and Change of Control Arrangements."*

For 2010, Mr. Dillon was eligible to receive a target bonus of 60% of his then-current annual base salary under the TIPS Program. In 2010, Mr. Dillon was awarded an option to purchase up to 125,000 shares of common stock of the Company under the 2007 Plan for incentive and retention purposes. Additionally, pursuant to the terms of an October 3, 2008 severance and retention program, 22,000 shares of restricted stock previously granted to Mr. Dillon vested on March 15, 2011 after the Compensation Committee determined that the Company met certain performance criteria in 2010. If the Company achieves certain performance metrics for the fiscal years ending December 31, 2011 and 2012, Mr. Dillon may also be entitled to the vesting of up to an additional 44,000 shares of performance stock pursuant to this grant, as discussed below under *"Employment, Severance and Change of Control Arrangements."*

Mr. Dillon's team goals under the TIPS Program were the aggregate of the team goals for each of the teams he managed, which consisted of specific performance, operational and financial objectives intended to support our overall corporate goals. Because Mr. Dillon is responsible for a large number of teams, his individual goals were tied to effective management of these teams and their performance against financial budgets. For 2010, the Compensation Committee determined that Mr. Dillon generally met his team goals and exceeded his individual goals.

As Vice President of Product Management and Marketing, Mr. Tipping's cash incentives were based upon the achievement of goals related to revenue and sales orders, which supported our corporate goals, and therefore, he was part of neither the SMCIP nor the TIPS Program. Instead, Mr. Tipping's cash incentive was based upon commissions as a percentage of sales orders and revenue quotas achieved and he was eligible for additional commissions based upon achievement of 80% of the sales order and 80% of the revenue goals. For 2010, Mr. Tipping's commission rate on sales orders up to 80% of quotas was 0.01745%, his commission rate on revenues up to 80% was 0.00966%, and his commission rate for orders of certain specific products was 0.62500%. The rates for achievement of sales orders, revenue and specific product orders in excess of quotas were 0.06979%, 0.03863% and 2.50%, respectively. Mr. Tipping also received commissions based upon annual gross margin attainment of at least 60% and an option to purchase up to 100,000 shares of common stock of the Company under the 2007 Plan for incentive and retention purposes.

Based on the criteria described above, the Compensation Committee approved the payment of 2010 cash bonuses for our management officers in March 2011. The annual cash incentive bonus paid to our Named Executive Officers in March 2011 is set forth below in the Summary Compensation Table.

In January 2011, our Board, based upon the recommendation of the Compensation Committee, approved our fiscal 2011 bonus plan under both the SMCIP and the TIPS Program. Under the SMCIP for 2011, the Compensation Committee set corporate targets based on the Company's achievement of fiscal 2011 projected revenue, operating income, and bookings, subject to adjustments for actual performance above or below the projection up to a maximum of 150% of the executive's targeted bonus under extraordinary circumstances. As in 2010, the SMCIP for 2011 will only have a corporate component and the TIPS Program will be based upon corporate metrics, team goals and individual goals. The corporate component under the 2011 TIPS Program will have a maximum payout at 150% of the measurement metric.

Severance and Retention Program and Agreements

In February 2010, Richard Gaynor, our former Senior Vice President and Chief Financial Officer, resigned from the Company. Mr. Gaynor was not eligible to receive, and he did not receive, any compensation package or severance pursuant to the terms of his Executive Severance and Arbitration Agreement or his employment agreement.

On May 20, 2010, we announced that Richard N. Nottenburg planned to step down as President and Chief Executive Officer and a director of the Company by the end of March 2011. On October 8, 2010, Raymond P. Dolan ("Mr. Dolan") accepted an offer of employment as our President and Chief Executive Officer, effective October 12, 2010, succeeding Dr. Nottenburg.

On May 18, 2010, Dr. Nottenburg and the Company entered into a letter agreement (the "Retention Agreement") pursuant to which Dr. Nottenburg agreed to stay with the Company while assisting the Company with an orderly transition of his duties and responsibilities. Dr. Nottenburg agreed to remain in his current role as President and Chief Executive Officer until the earlier of the date the Board relieved him of such duties or March 31, 2011 (such earlier date, the "Effective Termination Date"). The Retention Agreement includes the following material provisions relating to Dr. Nottenburg's compensation: (i) Dr. Nottenburg would continue to be entitled to his "Base Salary" (as defined in his May 13, 2008 employment agreement) through March 31, 2011, with any unpaid balance payable in a lump sum if his employment was terminated by the Board prior to March 31, 2011 other than for "Cause" (as defined in his May 13, 2008 employment agreement); and (ii) if the Board relieved Dr. Nottenburg of his duties as President or Chief Executive Officer prior to December 31, 2010, other than for Cause, Dr. Nottenburg would be entitled to his full "Target Bonus" (as defined in his May 13, 2008 employment agreement) for 2010, which equaled 100% of his current Base Salary. If, however, the Company subsequently determined that Dr. Nottenburg's actual bonus would have been greater than his Target Bonus based on the Company's financial results for 2010, the Company would pay Dr. Nottenburg the difference. In connection with the Retention Agreement, on June 15, 2010, Dr. Nottenburg was granted 750,000 shares of restricted stock (the "Retention Shares") under the 2007 Plan, which had an aggregate grant date fair value of $1.9 million, and he agreed to relinquish his rights to two performance-based stock grants, each in the amount of 250,000 shares of restricted stock. Of the 750,000 restricted shares, (a) 250,000 of such shares would vest on the Effective Termination Date (unless his employment was terminated for Cause prior to March 31, 2011); (b) 125,000 of such shares would vest upon the achievement of the financial metrics in the Company's 2010 operating plan, as previously approved by the Board; (c) 125,000 of such shares would vest upon the achievement of the target bookings from new products under the SMCIP; and (d) 250,000 of such shares would vest on the earlier of sixty days after the first day of employment if Dr. Nottenburg's successor, provided that Dr. Nottenburg assisted with the transition during such period, the date the Board relieved Dr. Nottenburg of his duties as President or Chief Executive Officer of the Company other than for Cause, if no successor had been appointed by such date, or March 31, 2011. If Dr. Nottenburg terminated his employment with the Company for "Good Reason" (as such term is defined in his May 13, 2008 employment agreement), the 750,000 shares would accelerate and become fully vested. Dr. Nottenburg's employment letter of May 13, 2008 provided for the acceleration of vesting of stock

options and restricted stock on the date Dr. Nottenburg's employment was terminated, provided that certain conditions were met. The Company adjusted the requisite service period of the stock options and restricted stock outstanding to reflect the expected accelerated vesting. The Company recognized stock-based compensation expense related to these awards of $3.9 million, of which $2.9 million was recorded in the three months ended September 30, 2010 and $1.0 million was recorded in the three months ended June 30, 2010. Upon the Effective Termination Date (unless his employment was terminated for Cause prior to March 31, 2011), Dr. Nottenburg was entitled to terminate his employment with the Company for Good Reason, and was eligible to receive the amounts payable to him and the benefits provided to him under his May 13, 2008 employment agreement upon termination for Good Reason, in addition to the amounts payable to him under the Retention Agreement.

On December 30, 2010, we announced that Gurudutt Pai was stepping down as Executive Vice President and Chief Operating Officer of the Company, effective immediately. In connection with Mr. Pai's departure, the Company and Mr. Pai entered into a letter agreement dated December 29, 2010 (the "Separation Letter'). Pursuant to the Separation Letter, Mr. Pai received a lump sum payment equal to his annual base salary and target bonus; continuation of payment of our share of health benefits for 18 months; payment of unreimbursed expenses and any accrued but unused vacation pay; 12-months forward vesting of certain unvested options; payment of $66,000 in lieu of the accelerated vesting of certain other unvested options; complete vesting of unvested restricted stock; termination of all performance shares; and payment of his 2010 bonus if, as and when such bonuses were paid to other Company executives. The Company recognized stock-based compensation expense, net of forfeitures, aggregating $0.5 million in the three months ended December 31, 2010 related to the Separation Letter.

In 2008, the Compensation Committee approved a severance and retention program and agreement for certain executive officers, including our current and former Senior Vice President and Chief Financial Officer, our Vice President of Global Sales and our Vice President of Human Resources. The Compensation Committee considered the value of services provided by such officers and their unique capabilities. The Compensation Committee engaged an executive compensation consultant, the Wilson Group, and the Compensation Committee negotiated a compensation package and terms for such officers. The Compensation Committee concluded it was in our best interests to provide a retention package with incentives based on performance and appreciation of stock value. Our Senior Vice President and Chief Financial Officer and certain other key employees each entered into an Executive Severance and Arbitration Agreement with us on October 7, 2008, which is described below under "*Employment, Severance and Change of Control Arrangements*."

Benefits and Other Compensation

Executives are eligible for the same benefits that are available to all employees, which include group health insurance, life and disability insurance, dental insurance, and paid holidays. With the exception of our President and Chief Executive Officer as well as our Senior Vice President of Engineering and Chief Technology Officer, who begin to accrue four weeks vacation upon date of hire, all other employees begin accruing three weeks vacation upon date of hire. We offer a 401(k) program and the ability to purchase shares of our common stock under our Amended and Restated 2000 Employee Stock Purchase Plan.

We do not typically offer perquisites or employee benefits to executive officers that are not also made available to employees on a broad basis.

Stock Option Grant Policy

We have granted stock options under the 2007 Plan as a means of promoting the long-term success of our business because we believe that sharing ownership with our employees aligns their interests with our interests and the interests of our stockholders and encourages our employees to devote the

best of their abilities and efforts to our company. Each stock option award specifies the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The exercise price per share is set at the closing market price of a share of our common stock on the date the option is granted. Employees receive value from their options only by exercising their rights under the options to purchase shares of common stock and subsequently selling the purchased shares at a price that exceeds their purchase price.

New Hire Grants

The Compensation Committee has delegated authority to our President and Chief Executive Officer to grant new hire options consistent with approved guidelines and restrictions governing the delegation. These guidelines are as follows:

- Such options are granted pursuant to the 2007 Plan;
- Such options are on the terms of our standard form of stock option agreement;
- The grant date is the 15th day of the month following the employee's start date and the exercise price of such options is equal to the closing price of our common stock on that grant date, or the next business day in the event that the 15th day falls on a day that the NASDAQ Stock Market is closed;
- The Chief Executive Officer is not authorized to grant options (a) to himself or to any of our executive officers, or (b) to any new employee for more than 100,000 shares of our common stock;
- The Chief Executive Officer is authorized to delegate his authority to our Chief Financial Officer and/or Vice President of Human Resources (or the most senior human resources executive); and
- The Chief Executive Officer must maintain a list of the options granted pursuant to the delegated authority and must, upon request, report to the Compensation Committee regarding the options granted.

The Compensation Committee reviews all new hire grants issued under the delegation of authority. The Compensation Committee also reviews and, if appropriate, approves the grants to new hires in excess of 100,000 shares at a Compensation Committee meeting. The actions taken at the meetings are documented in meeting minutes subsequently approved by the Compensation Committee. The list of proposed individual grants is provided in advance of the Compensation Committee meeting and is included in the meeting minutes.

Annual Equity Incentive Grants

The Compensation Committee annually considers an equity incentive grant for certain of our key employees, including executives, in connection with its annual review of employee and executive compensation. At a Compensation Committee meeting, the Compensation Committee reviews a proposed plan for the granting of equity awards to executives and employees in connection with the annual equity incentive program. Typically, employee eligibility is based upon hire date with a required minimum of one year of service. Among the eligible employees, awards are allocated to employees based upon management's evaluation of employee performance and other business criteria.

The proposed plan includes overall parameters of the plan and a pool of shares to be allocated under the plan. The Compensation Committee discusses the plan with management and then requests that management provide the Compensation Committee with a specific list of individual grants for employees consistent with the Compensation Committee's guidance. The Compensation Committee determines specific grants for executives. Management then prepares a list of individual grants for

employees and executives and submits to the Compensation Committee the list of individual grants for employees and executives. The Compensation Committee reviews and, if appropriate, approves the list of individual grants at a Compensation Committee meeting. The actions taken at the meetings are documented in meeting minutes subsequently approved by the Compensation Committee. The list of individual grants is attached to the meeting minutes.

In the past, the Compensation Committee established the grant date for annual equity incentive grants to be August 15 of each year, or the next business day following August 15 if August 15 falls on a weekend or holiday. The Compensation Committee has revised the grant date to be March 15 of each year, or the next business day following March 15 if March 15 falls on a weekend or a holiday, for fiscal 2011 and going forward. This change was implemented because a March grant date is more aligned with the Board and the Compensation Committee's assessment of the Company's previous fiscal year as well as our employees' annual performance review cycle. The Compensation Committee retains the right to change this date based on business events that might warrant using another date for the annual equity incentive grant date.

The Compensation Committee followed this practice for 2010 equity incentive grants.

Promotion and Achievement Grants

From time to time, our management recommends to the Compensation Committee promotion or achievement grants to our employees or executives. The Compensation Committee must approve all promotion or achievement grants at Compensation Committee meetings. The actions taken at the meetings are documented in meeting minutes, including all stock option grants approved. Promotion and achievement grants typically have a grant date of the 15th day of the month following the Compensation Committee's approval of the grant, or the next business day if such 15th day of the month is a weekend or a holiday.

Vesting

Provided that an employee continues his or her employment with us, on the applicable vesting date, options will vest and become exercisable as follows: (i) new hire grants: 25% of the shares vest on the first anniversary of the date that employment with us commences, or the employment date, and the remaining 75% of the shares vest in equal increments of 2.0833% monthly thereafter through the fourth anniversary of the employment date; (ii) all other option grants: 25% of the shares vest on the first anniversary of the grant date (as defined in the applicable notice of grant of stock options and option agreement) and the remaining 75% of the shares vest in equal increments of 2.0833% monthly thereafter through the fourth anniversary of the grant date; and (iii) restricted stock grants: 25% of the shares vest on the first anniversary of the employment date or the grant date and the remaining 75% vest in equal increments of 12.5% semi-annually through the fourth anniversary of the employment date or the date of the grant.

Grants to non-employee directors have the same vesting schedule as specified above subject to continued service on our Board.

For more disclosure relating to outstanding equity awards granted to the Named Executive Officers, please see page 52, below.

Termination

Options typically expire on the tenth anniversary of the grant date (or the fifth anniversary of the grant date, if the optionee owns more than 10% of our common stock), provided that if an employee's employment relationship with us terminates, the option termination date is determined based upon the reason for employment termination as follows: (i) death or total and permanent disability of optionee (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended)—180 days

thereafter; or (ii) termination for any other reason—30 days thereafter under the 1997 Plan or 90 days thereafter under the 2007 Plan, unless otherwise extended.

We have entered into agreements with certain executives providing for extended terms for stock option grants following the executive's termination, as described under "*Employment, Severance and Change of Control Arrangements*" below.

Acceleration

In the event of an acquisition of us, or the Acquisition, as defined in the 2007 Plan, our standard stock option and restricted stock agreement and stock plan documents provide a pre-determined vesting schedule for such Awards.

Under our standard stock option agreement, effective immediately prior to the occurrence of an Acquisition, the lesser of the number of then unvested shares subject to a stock option Award or 25% of the total number of shares subject to that stock option Award will become vested. In such event, the balance of the unvested shares subject to a stock option Award will continue to vest pursuant to the vesting schedule set forth in the Award. Additionally, the vesting schedule will be shortened by 12 months.

Under our standard restricted stock agreement, effective immediately prior to the occurrence of an Acquisition, an additional 25% of the number of shares covered by the restricted stock Award will become vested and the remaining unvested shares subject to the restricted stock Award will continue to vest pursuant to the vesting schedule set forth in the Award. Additionally, the vesting schedule will be shortened by 12 months.

Under our standard restricted stock agreement executed pursuant to a 2009 stock option exchange tender offer, under which eligible employees were offered the opportunity to surrender significantly "underwater" stock options in exchange for a lesser number of shares of restricted stock granted under the 2007 Plan, effective immediately prior to the occurrence of an Acquisition, an additional 33⅓% of the number of shares covered by such restricted stock Award will become vested and the remaining unvested shares subject to the restricted stock Award will continue to vest pursuant to the vesting schedule set forth in the Award. Additionally, the vesting schedule will be shortened by 12 months.

We have entered into agreements with certain executives providing for acceleration of the vesting of stock options and restricted stock upon a change of control as described under "*Employment, Severance and Change of Control Arrangements*" below.

Tax and Accounting Considerations

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with ASC 718.

Incentive Stock Options. Options granted to employees through 2007 were intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. Although the 2007 Plan allows for the granting of incentive stock options, the Company's current practice is not to grant options to employees as incentive stock options. However, there are outstanding incentive stock options that were previously granted to employees that continue to be exercised and were exercisable at December 31, 2010. We make no representation or warranty as to the tax treatment to the optionee upon receipt or exercise of the option or sale or other disposition of the shares covered by the option. In addition, options will not be treated as incentive stock options for tax purposes to the extent that options covering in excess of $100,000 of stock (based upon fair market value of the stock as of the respective dates of grant of such options) become exercisable in any calendar year; and such options will be subject to different tax treatment.

Policy on Deductibility of Executive Compensation. The Internal Revenue Service, pursuant to Section 162(m) of the Code, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and to each other officer (other than the Chief Executive Officer and Chief Financial Officer) whose compensation is required to be reported to our stockholders pursuant to the Securities Exchange Act of 1934, as amended, by reason of being among our three most highly paid executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Compensation Committee reviews the potential effect of Section 162(m) of the Code periodically and uses its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in our best interests and our stockholders best interests, after taking into consideration changing business conditions and the performance of our employees.

Compensation Committee Report

The Compensation Committee consists of Paul J. Severino (Chairman), Beatriz V. Infante, John A. Schofield and H. Brian Thompson. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with our management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by,
COMPENSATION COMMITTEE:
Paul J. Severino (Chairman)
Beatriz V. Infante
John A. Schofield
H. Brian Thompson

The information contained in the foregoing report shall not be deemed "filed" or to be "soliciting material" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.

Compensation Program as it Relates to Risk

Sonus management and the Compensation Committee review Sonus' compensation practices to ensure that they do not encourage excessive risk taking. Based upon our comprehensive review of our compensation program, we concluded that our compensation program does not encourage excessive or inappropriate risk taking for the following reasons, among others:

- We structure our pay to consist of both fixed and variable compensation.
- Our stock option awards generally vest over a period of four years and are only valuable if our stock price increases over time.
- Our incentive plans include a profit metric as a significant component of performance to promote disciplined progress toward financial goals. None of Sonus' incentive plans are based solely on bookings or revenue targets, which mitigates the risk of employees focusing exclusively on the short term.

We are confident that our compensation program for 2010 was aligned with the interests of our stockholders and rewards for performance.

The Compensation Committee and our management recognize that depending on the specific characteristics and circumstances of the Company, other compensation practices might also be appropriate. Therefore, the Compensation Committee and our management are committed to reviewing this determination on an annual basis.

Executive Compensation Tables

Summary of Executive Compensation

The following table sets forth, for the year ended December 31, 2010 and for the two years prior thereto, the compensation earned by our Chief Executive Officer, our Chief Financial Officer, the other three most highly compensated executive officers serving as executive officers at December 31, 2010, and our former President and Chief Executive Officer, former Chief Financial Officer and the other most highly compensated executive officer, all three of whom were no longer employees at December 31, 2010 (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Raymond P. Dolan(3) President and Chief Executive Officer	2010	$111,859	$ —	$ —	$1,942,100	$232,607	$ 15,091	$2,301,657
Wayne Pastore(4) Chief Financial Officer	2010	$267,577	$ —	$ 350,527	$ 374,100	$483,502	$ 406	$1,476,112
	2009	$210,000	$ —	$ —	$ —	$ 35,715	$ 192	$ 245,907
	2008	$190,212	$ —	$ 59,734	$ 216,420	$ 51,200	$ 176	$ 517,742
Matthew Dillon(5) Vice President, Global Services	2010	$235,125	$ —	$ 54,560	$ 178,550	$256,895	$ 510	$ 725,640
	2009	$235,125	$ —	$ —	$ —	$119,963	$ 333	$ 355,421
	2008	$235,925	$ —	$ 297,920	$ —	$119,942	$ 358	$ 654,145
Kathleen Harris(6) Vice President, Human Resources	2010	$212,885	$ —	$ 104,423	$ 139,851	$234,808	$ 3,950	$ 695,917
	2009	$204,945	$ —	$ —	$ —	$ 69,710	$ 3,928	$ 278,583
	2008	$204,945	$ —	$ 74,666	$ —	$ 72,178	$ 3,927	$ 355,716
David Tipping(7) Vice President, Product Marketing & Product Mgmt.	2010	$158,700	$ —	$ —	$ 142,840	$325,491	$ 3,631	$ 630,662
	2009	$153,121	$ —	$ 35,297	$ —	$ 81,606	$ 3,621	$ 273,645
	2008	$144,200	$ —	$ —	$ —	$ 48,303	$ 3,292	$ 195,795
Richard N. Nottenburg(8) Former President and Chief Executive Officer	2010	$390,385	$500,000	$1,867,500	$ —	$548,250	$1,762,501	$5,068,636
	2009	$500,000	$ —	$2,175,000	$ 405,300	$380,310	$ 2,322	$3,462,932
	2008	$272,756	$216,667	$2,175,000	$1,647,800	$ —	$ 673	$4,312,896
Richard J. Gaynor(9) Former Chief Financial Officer	2010	$ 30,328	$ —	$ —	$ —	$ —	$ 144	$ 30,472
	2009	$285,010	$ —	$ —	$ —	$139,003	$ 4,148	$ 428,161
	2008	$285,000	$ —	$ 448,000	$ —	$262,549	$ 10,749	$1,006,298
Gurudutt Pai(10) Former Chief Operating Officer	2010	$364,984	$ —	$ 796,250	$ 437,088	$550,331	$ 735,241	$2,883,894
	2009	$275,000	$ —	$ —	$ —	$116,923	$ 3,770	$ 395,693
	2008	$ 12,516	$ —	$ 432,000	$ 258,690	$ 6,404	$ 11	$ 709,621

(1) The amounts shown in this column do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts reflect the grant date fair value of each option award granted to each Named Executive Officer. The grant date fair values

of option awards were estimated in accordance with ASC 718 using the Black-Scholes valuation model with the following assumptions, excluding the options granted to Mr. Dolan and Dr. Nottenburg:

	Year ended December 31,		
	2010	2009	2008
Risk-free interest rate	1.46%–2.65%	1.76%–2.47%	2.18%–3.12%
Expected dividends	—	—	—
Weighted average volatility	64.5%	64.3%	71.75%
Expected life (years)	4.5	4.5	4.5

The grant date fair value of Mr. Dolan's option award was estimated in accordance with ASC 718 using the Black-Scholes valuation model with the following assumptions:

	October 15, 2010 Award
Risk-free interest rate	1.54%
Expected dividends	—
Weighted average volatility	62.26%
Expected life (years)	6.0

The grant date fair values of Dr. Nottenburg's option awards were estimated in accordance with ASC 718 using the Black-Scholes valuation model with the following assumptions:

	January 15, 2009 Award	June 16, 2008 Award
Risk-free interest rate	2.0%	3.84%
Expected dividends	—	—
Weighted average volatility	70.24%	77.25%
Expected life (years)	6.0	6.0

For further discussion regarding the assumptions used in calculating the amounts in this column, please see Note 14 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

(2) Please see "*Compensation Discussion and Analysis—Compensation Components—Cash-based Incentives*" for a description of our incentive compensation program. For 2010, target bonuses and actual payments under the incentive compensation program for each current Named Executive Officer, other than the Vice President of Product Marketing and Product Management, and former President and Chief Executive Officer, were as follows:

Mr. Dolan's target incentive was 100% of his base salary, prorated for 2010.

Mr. Pastore's target incentive was 60% of his base salary.

Mr. Dillon's target incentive was 60% of his base salary.

Ms. Harris' target incentive was 50% of her base salary.

As Vice President of Product Marketing and Product Management, Mr. Tipping's cash incentives were based upon the achievement of goals related to revenue and sales orders, which supported our corporate goals.

Mr. Pai's target incentive was 70% of his base salary.

(3) Mr. Dolan was granted 750,000 restricted shares of the Company's common stock, which are subject to both performance and time vesting (the "Performance Shares"). The Compensation Committee, in its sole discretion, will establish performance conditions reflecting "initiate," "threshold," "target" and "maximum" levels of achievement for the period January 1, 2011 through December 31, 2011 (the "Performance Period"). Subject to Mr. Dolan remaining employed at the end of the Performance Period, the number of Performance Shares that will become performance vested will be determined by the Compensation Committee's assessment of Company performance.

As of December 31, 2010, the performance conditions for the Performance Shares had not been established by the Compensation Committee, so this award is not considered granted for accounting purposes, and accordingly, has no grant date fair value as of that date.

Mr. Dolan's 'All Other Compensation' of $15,091 for 2010 is comprised of $11,308 for relocation expenses, $3,500 for our 401(k) matching contribution and $283 related to group term life insurance.

(4) Mr. Pastore's 'All Other Compensation' of $406 for 2010 relates to group term life insurance.

(5) Mr. Dillon's 'All Other Compensation' of $510 for 2010 relates to group term life insurance.

(6) Ms. Harris' 'All Other Compensation' of $3,950 for 2010 is comprised of $3,500 for our 401(k) matching contribution and $450 related to group term life insurance.

(7) Mr. Tipping's 'All Other Compensation' of $3,631 for 2010 is comprised of $3,500 for our 401(k) matching contribution and $131 related to group term life insurance.

(8) Dr. Nottenburg's 'All Other Compensation' of $1,762,501 for 2010 is comprised of $1,760,618 for payments in connection with his Retention Agreement, including $27,285 related to continuation of his health insurance coverage, and $1,883 related to group term life insurance. Dr. Nottenburg stepped down from his position as President and Chief Executive Officer effective October 12, 2010.

(9) Mr. Gaynor's 'All Other Compensation' of $144 for 2010 related to group term life insurance. Mr. Gaynor resigned from his position as Senior Vice President and Chief Financial Officer effective February 8, 2010.

(10) Mr. Pai's 'All Other Compensation' of $735,241 for 2010 is comprised of $731,154 for payments in connection with his Separation Agreement, including $27,654 related to continuation of his health insurance coverage, $3,500 for our 401(k) matching contribution and $587 related to group term life insurance. Mr. Pai stepped down from his position as Executive Vice President and Chief Operating Officer effective December 30, 2010.

Plan-Based Awards

The following table sets forth information about incentive plan awards made to the Named Executive Officers during the year ended December 31, 2010:

2010 GRANTS OF PLAN-BASED AWARDS

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock And Option Awards
Name	**Grant Date**	**Date of Compensation Committee Action (2)**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum #)**	**(#)**	**(#)**	**($/Sh)**	**($)(3)**
Raymond P. Dolan(4)		2/23/11	$256,500	$500,000	$1,125,000							
	10/15/10	10/7/10								1,000,000	$3.38	$1,942,100
Wayne Pastore		2/23/11	$ 87,723	$171,000	$ 384,750							
	4/5/10	3/30/10					4,444	4,444				$ 11,777
	7/15/10	6/16/10							125,000	250,000	$2.86	$ 712,850
Matthew Dillon(5)		2/23/11	$100,586	$141,075	$ 317,419							
	5/13/10	3/30/10					22,000	22,000				$ 54,560
	6/15/10	6/11/10								125,000	$2.69	$ 178,550
Kathleen Harris		2/23/11	$ 57,456	$112,000	$ 252,000							
	4/5/10	3/30/10					5,556	5,556				$ 14,723
	8/16/10	7/26/10							30,000	90,000	$2.97	$ 229,551
David Tipping(6)		—	—	—	—							
	6/15/10	6/11/10								100,000	$2.69	$ 142,840
Richard N. Nottenburg		2/23/11	$256,500	$500,000	$1,125,000							
	6/15/10	5/10/10					250,000	250,000	500,000			$1,867,500
Richard Gaynor(7)		—	—	—	—							
Gurudutt Pai		2/23/11	$134,662	$262,500	$ 590,625							
	2/16/10	2/7/10							175,000	365,000	$2.23	$ 827,338
	3/31/10	2/7/10					175,000	175,000				$ 460,250

(1) Amounts reflect potential cash award amounts payable under our incentive compensation program for 2010 described above in *"Compensation Discussion and Analysis."* Actual award amounts are set forth in the *"Non-Equity Incentive Plan Compensation"* column of the Summary Compensation Table.

(2) Date on which Compensation Committee took action to approve the award.

(3) Amounts reflect the fair value of the performance-based stock awards, restricted stock awards and stock option grants as of the respective grant dates. The terms of the grants are as follows:

Mr. Dolan was granted an option to purchase 1,000,000 shares of our common stock at an exercise price of $3.38 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of his commencement date of October 12, 2010 and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of his commencement date. Mr. Dolan was also granted 750,000 restricted shares of the Company's common stock (the "Performance Shares") under the 2007 Plan, which are subject to both performance and time vesting. As of December 31, 2010, the performance conditions for the Performance Shares had not been established by the Compensation

Committee, so this award is not considered granted for accounting purposes, and accordingly, has no grant date fair value as of that date and is not included in the table above.

At December 31, 2010, Mr. Pastore was entitled to receive 4,444 shares of our common stock under a performance-based award for which the performance conditions had been satisfied as of that date. These shares were released to Mr. Pastore on March 15, 2011. Mr. Pastore was granted an award of 125,000 shares of restricted stock which vest over four years, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal increments semi-annually thereafter through the fourth anniversary of the grant date. Mr. Pastore was also granted an option to purchase 250,000 shares of our common stock at an exercise price of $2.86 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date.

At December 31, 2010, Mr. Dillon was entitled to receive 22,000 shares of our common stock under a performance-based award for which the performance conditions had been satisfied as of that date. These shares were released to Mr. Dillon on March 15, 2011. Mr. Dillon was granted an option to purchase 125,000 shares of our common stock at an exercise price of $2.69 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date.

At December 31, 2010, Ms. Harris was entitled to receive 5,556 shares of our common stock under a performance-based award for which the performance conditions had been satisfied as of that date. These shares were released to Ms. Harris on March 15, 2011. Ms. Harris was granted an award of 30,000 shares of restricted stock which vest over four years, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal increments semi-annually thereafter through the fourth anniversary of the grant date. Ms. Harris was also granted an option to purchase 90,000 shares of our common stock at an exercise price of $2.97 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date.

Mr. Tipping was granted an option to purchase 90,000 shares of our common stock at an exercise price of $2.69 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date.

In connection with his Retention Agreement of May 18, 2010, Dr. Nottenburg was granted two performance-based stock awards totaling 250,000 shares of our common stock, subject to the satisfaction of certain performance conditions for the year ended December 31, 2010, and two awards of 250,000 shares of restricted stock each, totaling 500,000 shares of restricted stock. At December 31, 2010, Dr. Nottenburg was entitled to receive the 250,000 shares granted under the performance-based stock awards, as the performance conditions had been satisfied as of that date. These shares were released to Dr. Nottenburg on March 15, 2011. Of the restricted stock awards, one award of 250,000 shares vested on October 12, 2010, the date his successor commenced employment, and the other 250,000 shares vested 60 days later in accordance with his Retention Agreement. Also in connection with his Retention Agreement, Dr. Nottenburg relinquished his rights to two performance stock grants, each in the amount of 250,000 restricted shares that had been granted to him in 2008.

Mr. Pai was granted an award of 175,000 shares of restricted stock which would vest over four years, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal increments semi-annually thereafter through the fourth anniversary of the grant date. Mr. Pai was also granted an option to purchase 365,000 shares of our common stock at an exercise price of $2.23 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date. In addition, Mr. Pai was granted a performance-based stock award of 365,000 shares of our common stock, subject to the satisfaction of certain performance conditions through June 30, 2012. In connection with his Separation Agreement of December 29, 2010, Mr. Pai relinquished his rights to the options described above in exchange for a cash payment of $66,000. Mr. Pai also relinquished his rights to the performance-based stock award of 365,000 shares. The vesting of the 175,000 shares of restricted stock granted him in 2010 was accelerated so that the shares were fully vested as of December 30, 2010, his last date of employment with the Company.

(4) The amounts included under the "Threshold", "Target" and "Maximum" captions for Estimated Future Payouts Under Non-Equity Incentive Plan Awards indicate the amounts related to Mr. Dolan on an annualized basis. Mr. Dolan's cash payment under the SMCIP was pro-rated for the number of days he was employed by the Company in 2010.

(5) Mr. Dillon's "Threshold" assumes 100% individual and 100% team goals achievement under the TIPS Program.

(6) Mr. Tipping's sales commissions are not capped.

(7) Mr. Gaynor resigned as our Senior Vice President and Chief Financial Officer effective February 8, 2010. At the time of his resignation, the thresholds for non-equity incentive plan awards had not yet been determined and accordingly, there is not data regarding such awards for Mr. Gaynor included in the table above.

Option Holdings

The following table sets forth information concerning stock options and unvested stock awards held by the Named Executive Officers as of December 31, 2010:

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)(4)
Raymond P. Dolan	—	1,000,000	—	$3.38	10/12/20	—	—	—	—
Wayne Pastore	70,833	29,167	—	$3.76	2/15/18	13,333	$ 35,599	—	—
	—	250,000	—	$2.86	7/15/20	125,000	$333,750	—	—
Matthew Dillon	59,376	—	—	$4.47	6/16/13	6,250	$ 16,688	—	
	90,624	—	—	$5.21	6/16/13	66,500	$177,555	—	
	75,000	—	—	$5.19	8/27/14	—	—	—	—
	100,000	—	—	$4.87	6/17/15	—	—	—	—
	150,000	—	—	$4.91	9/9/15	—	—	—	—
	100,000	—	—	$4.91	1/9/16	—	—	—	—
	116,667	23,333	—	$5.64	8/15/17	—	—	—	—
	—	125,000	—	$2.69	6/15/20	—	—	—	—
Kathleen Harris	85,417	14,583	—	$5.64	8/15/17	16,666	$ 44,498	—	—
	—	90,000	—	$2.97	8/16/20	30,000	$ 80,100	—	—
David Tipping	12,500	—	—	$4.91	9/9/15	3,176	$ 8,480	—	—
	10,000	—	—	$4.91	1/9/16	9,591	$ 25,608	—	—
	—	100,000	—	$2.69	6/15/20	—	—	—	—
Richard N. Nottenburg	500,000	—	—	$4.75	10/12/15	—	—	—	—
	2,500	—	—	$1.28	10/12/15	—	—	—	—
Richard J. Gaynor	—	—	—	—	—	—	—	—	—
Gurudutt Pai	225,000	—	—	$1.44	12/30/13	—	—	—	—

(1) Of Mr. Dolan's 1,000,000 unvested stock options, 250,000 will vest on October 12, 2011 and 20,833 will vest on the twelfth of each month from November 12, 2011 through October 12, 2014.

Of Mr. Pastore's 29,167 unvested stock options, 2,083 will vest on the sixth day of each month through February 6, 2012. Of Mr. Pastore's 250,000 unvested stock options, 62,500 will vest on July 15, 2011 and 5,208 will vest on the fifteenth of each month from August 15, 2011 through July 15, 2014.

Of Mr. Dillon's 23,333 unvested stock options, 2,083 will vest of the fifteenth of each month through August 15, 2011. Of Mr. Dillon's 125,000 unvested stock options, 31,250 will vest on August 16, 2011 and 2,569 will vest monthly from September 16, 2011 through August 16, 2014.

Of Ms. Harris' 14,583 unvested stock options, 2,917 will vest monthly through August 15, 2011. Of Ms. Harris' 90,000 unvested stock options, 22,500 will vest on August 16, 2011 and 1,875 will vest monthly from September 16, 2011 through August 16, 2014.

Of Mr. Tipping's 100,000 unvested stock options, 25,000 will vest on June 15, 2011 and 2,083 will vest monthly from July 15, 2011 through June 15, 2014.

(2) At December 31, 2010, Mr. Dolan had no unvested shares of restricted stock.

Mr. Pastore's 138,333 unvested shares of restricted stock will vest as follows:

Vest Date	Shares
July 15, 2011	31,250
September 15, 2011	13,333
January 15, 2012	15,625
July 15, 2012	15,625
January 15, 2013	15,625
July 15, 2013	15,625
January 15, 2014	15,625
July 15, 2014	15,625

Mr. Dillon's 72,750 unvested shares of restricted stock will vest as follows:

Vest Date	Shares
February 15, 2011	3,125
August 15, 2011	3,125
September 15, 2011	66,500

Ms. Harris' 46,666 unvested shares of restricted stock will vest as follows:

Vest Date	Shares
August 16, 2011	7,500
September 15, 2011	16,666
February 16, 2012	3,750
August 16, 2012	3,750
February 16, 2013	3,750
August 16, 2013	3,750
February 16, 2014	3,750
August 16, 2014	3,750

Mr. Tipping's 12,767 unvested shares of restricted stock will vest as follows:

Vest Date	Shares
February 15, 2011	1,588
August 15, 2011	1,588
October 6, 2011	4,794
October 6, 2012	4,797

(3) In accordance with SEC rules, the market value of unvested shares of restricted stock is determined by multiplying the number of such shares by $2.67, the closing market price of our common stock on December 31, 2010.

(4) Mr. Dolan is entitled to one performance-based grant of up to 750,000 shares of our common stock contingent upon the Company's satisfaction of performance conditions for the year ended December 31, 2011 and subject to his continued employment with the Company. As of December 31, 2010, the performance conditions had not been defined and accordingly, the grants did not meet the criteria for an award and are excluded from the table above.

Mr. Pastore is entitled to two performance-based grants aggregating 8,889 shares of our common stock contingent upon the Company's satisfaction of performance conditions for each of the years ended December 31, 2011 and 2012. As of December 31, 2010, the performance conditions had not been defined and accordingly, the grants did not meet the criteria for an award and are excluded from the table above.

Mr. Dillon is entitled to two performance-based grants aggregating 44,000 shares of our common stock contingent upon the Company's satisfaction of performance conditions for each of the years ended December 31, 2011 and 2012. As of December 31, 2010, the performance conditions had not been defined and accordingly, the grants did not meet the criteria for an award and are excluded from the table above.

Ms. Harris is entitled to two performance-based grants aggregating 11,111 shares of our common stock contingent upon the Company's satisfaction of performance conditions for each of the years ended December 31, 2011 and 2012. As of December 31, 2010, the performance conditions had not been defined and accordingly, the grants did not meet the criteria for an award and are excluded from the table above.

Option Exercises and Stock Vested. The following table summarizes for the Named Executive Officers in 2010: (i) the number of shares acquired upon exercise of stock options and the value realized; and (ii) the number of shares acquired upon the vesting of restricted stock and the value realized, before payout of any applicable withholding tax:

2010 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
Raymond P. Dolan	—	—	—	—
Wayne Pastore	—	—	6,667	$ 23,068
Matthew Dillon	—	—	39,500	$ 131,170
Kathleen Harris	—	—	8,333	$ 28,832
David Tipping	—	—	7,966	$ 25,727
Richard N. Nottenburg	497,500	$710,564	1,125,000	$3,740,000
Richard J. Gaynor	—	—	—	—
Gurudutt Pai	—	—	75,000	$ 198,750

(1) Of Mr. Pastore's 6,667 shares that vested and were released to him in 2010, 2,116 shares were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares.

Of Mr. Dillon's 39,500 shares that vested and were released to him in 2010, 12,733 shares were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares.

Of Ms. Harris' 8,333 shares that vested in 2010, 2,645 were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares.

Of Mr. Tipping's 7,966 shares that vested in 2010, 2,620 shares were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares.

Of Dr. Nottenburg's 1,125,000 shares that vested and were released to him in 2010, 417,494 shares were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares.

Of Mr. Pai's 75,000 shares that vested and were released to him in 2010, 23,812 shares were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares.

(2) In accordance with SEC rules, the aggregate dollar amount realized upon vesting of shares of restricted stock was determined by multiplying the number of shares by the closing market price of our common stock on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR UPON CHANGE IN CONTROL

The table below shows potential payments to the Named Executive Officers with severance or change in control arrangements upon termination or upon a change in control of our Company. The amounts shown assume that termination and/or change in control was effective as of December 31, 2010, the last day of our fiscal year, and are estimates of the amounts that would have been paid to or realized by the Named Executives Officers upon such a termination or change in control. The actual amounts to be paid or realized can only be determined at the time of a Named Executive Officer's termination or following a change in control.

	Termination without Cause or for Good Reason(1)	Change in Control: Stock Options Assumed or Substituted by Acquiring Company(2)	Change in Control: Stock Options Not Assumed or Substituted by Acquiring Company(3)	Termination without Cause or for Good Reason following Change in Control
Raymond P. Dolan				
Cash Severance	$1,500,000	$ —	$ —	$2,000,000
Stock Options(4)	—	—	—	—
Stock Awards(5)(6)	—	—	—	—
Health Benefits	22,696	—	—	22,696
	$1,522,696	$ —	$ —	$2,022,696
Wayne Pastore				
Cash Severance	$ 456,000	$ —	$ —	$ 456,000
Stock Options(4)	—	—	—	—
Stock Awards(6)	369,349	369,349	369,349	369,349
Health Benefits	15,131	—	—	15,131
	$ 840,480	$369,349	$369,349	$ 840,480
Matthew Dillon				
Cash Severance	$ 376,200	$ —	$ —	$ 376,200
Stock Options(4)	—	—	—	—
Stock Awards(6)	194,243	194,243	194,243	194,243
Health Benefits	15,131	—	—	15,131
	$ 585,574	$194,243	$194,243	$ 585,574
Kathleen Harris				
Cash Severance	$ 319,328	$ —	$ —	$ 319,328
Stock Options(4)	—	—	—	—
Stock Awards(6)	124,598	124,598	124,598	124,598
Health Benefits	10,361	—	—	10,361
	$ 454,287	$124,598	$124,598	$ 454,287
David Tipping				
Cash Severance	$ —	$ —	$ —	$ —
Stock Options(4)	—	—	—	—
Stock Awards(6)	—	9,189	9,189	9,189
Health Benefits	—	—	—	—
	$ —	$ 9,189	$ 9,189	$ 9,189

(1) Assumes employment termination without a change in control.

(2) If an acquiring company assumes or substitutes the stock options, under Sonus' stock incentive plans the number of shares subject to the option that are not then vested shall accelerate in vesting by 12 months upon the closing of such acquisition. In addition, 25% of the unvested shares of restricted stock shall become vested. However, under the agreements between us and each of Mr. Dolan, Mr. Pastore, Mr. Dillon and Ms. Harris, upon acquisition, 100% of the unvested shares of restricted stock would become vested.

(3) If an acquiring company does not assume or substitute the stock options, under Sonus' stock incentive plans the number of shares subject to the option that are not then vested shall accelerate in full and become immediately exercisable upon the closing of such acquisition. In addition, 25% of the shares of unvested restricted stock shall become vested. However, under the agreements between us and each of Mr. Dolan, Mr. Pastore, Mr. Dillon and Ms. Harris, upon acquisition, 100% of the unvested shares of restricted stock would become vested.

(4) Stock options held by each of our Named Executive Officers were out of the money on December 31, 2010. Accordingly, there would be no gain realized at December 31, 2010 related to the accelerated vesting of their stock options.

(5) Under Mr. Dolan's agreement, in the event of an acquisition, 50% of the shares to which he is entitled would vest immediately if such acquisition occurs during the performance period. Since the performance period for this award is January 1, 2011 through December 31, 2011, for purposes of the calculations in the table above, the assumption is that such acquisition would occur on December 31, 2010, one day prior to the start of the performance period. Accordingly, the vesting on any of these shares would not accelerate and there would be no amounts realized.

(6) The value of shares of restricted stock was calculated by multiplying the number of shares of restricted stock by $2.67, the closing market price of our common stock on December 31, 2010.

Employment, Severance and Change of Control Arrangements

Executive retention and severance agreements encourage executives to remain in our employ and to continue to devote their full attention to our success and provide enhanced financial security and incentive to the executives. In order to recruit and retain executives, we believed it was appropriate and necessary to provide assurance of certain severance payments if we terminated an executive's employment without cause or if the executive terminated his or her employment for good reason. Sonus competes in a challenging market environment with larger competitors that can provide greater cash incentives to executives. In addition, smaller private competitors can offer greater equity growth potential.

On August 31, 2007, Richard J. Gaynor entered into an employment agreement with us, under which he became Chief Financial Officer as of October 1, 2007. In 2008, Mr. Gaynor received an initial annual base salary of $285,000. Pursuant to the terms of his employment agreement, Mr. Gaynor received an option to purchase 350,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on October 15, 2007. 25% of the shares subject to the option vested on the first anniversary of his commencement date. Subject to his continued employment, the remaining 75% vested in equal monthly increments through the fourth anniversary of his commencement date. Mr. Gaynor also received 35,000 shares of restricted stock, 25% of which vested on the first anniversary of his commencement date with the remaining 75% vesting in equal increments semi-annually through the fourth anniversary of his commencement date subject to his continued employment.

The employment agreement provided that if Mr. Gaynor's employment was terminated following an acquisition of our company for any reason other than Cause (as defined in the agreement) or if he was not offered an equivalent position in the combined entity, he would be eligible to receive the following severance and related post-termination benefits: (i) 12 months salary continuation payments

of his annual base salary; (ii) 12 months health benefits continuation; and (iii) 100% of all unvested options and restricted stock in his new hire grant would immediately become vested and exercisable, subject to his serving through a six month transition period, if requested.

Mr. Gaynor resigned as Senior Vice President and Chief Financial Officer, effective February 8, 2010. As a result, all unvested equity-based awards as of this date were forfeited. Additionally, Mr. Gaynor was not entitled to receive, and did not receive, any severance payments from the Company as a result of his resignation.

When Mr. Gaynor tendered his resignation effective February 8, 2010, Wayne Pastore assumed the role of Interim Chief Financial Officer of the Company, in addition to his then-current duties as Vice President, Finance and Corporate Controller.

On December 28, 2007, Mr. Pastore entered into an employment agreement with us to commence employment on or within one week from February 4, 2008 as Sonus' Director, Business Process Improvement. In 2008, Mr. Pastore received an initial annual base salary of $210,000. Pursuant to the terms of his employment agreement, Mr. Pastore received an option to purchase 100,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on the first 15th of the month following his start date. The option grant is subject to vesting.

Mr. Pastore entered into an amendment to his employment agreement with us because of his assumption of additional duties as Interim Chief Financial Officer on February 8, 2010. According to the terms of the amendment, dated February 19, 2010, Mr. Pastore received an increase in his base salary from $210,000 to $240,000, effective as of February 8, 2010. In addition to the bonus he may have received pursuant to the SMCIP, Mr. Pastore also received the right to a retention bonus in the amount of $125,000, provided certain conditions were met. Mr. Pastore's employment agreement was further amended once he accepted to serve as Sonus' Senior Vice President and Chief Financial Officer, effective as of April 29, 2010. Pursuant to the terms of his amended employment agreement, effective as of April 29, 2010, Mr. Pastore received an annual base salary of $285,000 and he is eligible for an "on target bonus" of 60% of his then-current annual base salary, subject to the achievement of specific objectives. He also received the $125,000 retention bonus to which he was entitled pursuant to the February 8, 2010 amendment when he assumed the duties of Interim Chief Financial Officer.

On May 16, 2008, Dr. Richard N. Nottenburg entered into an employment agreement with us to commence employment no later than June 14, 2008 as Sonus' President and Chief Executive Officer. Dr. Nottenburg also joined our Board. Pursuant to his employment agreement, Dr. Nottenburg received an initial annual base salary of $500,000 and he was eligible for an "on target bonus" of at least 80% of his annual base salary subject to the achievement of specific objectives. For fiscal year 2008, Dr. Nottenburg was guaranteed a bonus of 80% of his base salary pro rated for the days in 2008 he was employed by us. We reimbursed Dr. Nottenburg for relocation costs up to $25,000. Dr. Nottenburg also received an option to purchase 500,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on the date of grant. Pursuant to his employment agreement, on January 15, 2009, Dr. Nottenburg received an option to purchase an additional 500,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on the date of grant. Each of the foregoing grants was subject to vesting. Dr. Nottenburg was entitled to two performance stock grants of 250,000 shares each upon our achieving certain performance metrics between January 1, 2010 and December 31, 2012 as approved by the Compensation Committee.

In the event of an Acquisition (as defined in Dr. Nottenburg's employment agreement), 100% of all unvested options and restricted stock would accelerate and become vested. In addition, the options would remain exercisable for the shorter of five years from the date of Acquisition or the original remaining life of the options. Dr. Nottenburg's employment agreement also provided that if he was

terminated for any reason other than Cause (as defined in his employment agreement), or was terminated due to his death or disability or if Dr. Nottenburg terminated his employment with Good Reason (as defined in his employment agreement), he would receive: (1) a lump sum payment equal to one and one half times his then annual base salary and one and a half times his then target bonus (or two and a half times his target bonus if the termination follows an Acquisition); (2) health benefits continuation at our expense for 18 months following his termination; (3) acceleration of the vesting of options unvested as of the termination which would have vested over the 24 months following termination; (4) the right to exercise all vested options for the shorter of 5 years from the termination date or the original remaining life of the options; and (5) accelerated vesting of all unvested restricted shares at the time of termination.

On May 20, 2010, we announced that Dr. Nottenburg planned to step down as President and Chief Executive Officer and a director of the Company by the end of March 2011. On October 8, 2010, Mr. Dolan accepted an offer of employment as our President and Chief Executive Officer, effective October 12, 2010, succeeding Dr. Nottenburg. The terms of Dr. Nottenburg's Retention Agreement are described under "*Severance and Retention Program and Agreement*" above.

On December 11, 2008, Gurudutt Pai entered into an employment agreement with us to commence employment on December 15, 2008 as Sonus' Senior Vice President. Pursuant to his employment agreement, Mr. Pai received an initial annual base salary of $275,000 and he was eligible for an "on target bonus" of 50% of his annual base salary subject to the achievement of specific objectives. Mr. Pai received an option to purchase 300,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Global Select Market on December 15, 2008, the date of grant. Pursuant to his employment agreement, Mr. Pai also received 300,000 shares of restricted shares of our common stock. Each of the foregoing grants was subject to vesting.

Mr. Pai's employment agreement also provided that if he was terminated without Cause (as defined in his employment agreement) or if Mr. Pai terminated his employment for Good Reason (as defined in his employment agreement), he would receive: (1) a lump sum payment equal to his annual base salary and target bonus; (2) continuation of payment of our share of his benefits for twelve months; (3) payment of reimbursed expenses and any accrued but unused vacation pay; (4) twelve-months forward vesting of unvested options; and (5) complete vesting of unvested restricted stock. In the event of a Change of Control (as defined in his employment agreement), 100% of all of Mr. Pai's unvested options and restricted stock would accelerate and become fully vested.

On February 18, 2010, Mr. Pai entered into an amendment to his employment agreement, amending the terms of his compensation in connection with his appointment as Executive Vice President and Chief Operating Officer of the Company, effective February 8, 2010. Mr. Pai's amendment modified the terms of his compensation by increasing his annual base salary from $275,000 to $375,000, setting his annual bonus target at 70% of his then current base salary, granting him an option to purchase 365,000 shares of our common stock, and granting him 175,000 restricted shares of our common stock. Each of the foregoing grants was subject to vesting. Further, Mr. Pai was also entitled to receive a performance-based stock award of 175,000 restricted shares of our common stock upon the satisfaction of certain individual performance metrics and/or our achievement of certain metrics.

On December 30, 2010, we announced that Mr. Pai was stepping down as Executive Vice President and Chief Operating Officer of the Company, effective immediately. The terms of Mr. Pai's Separation Letter are described under "*Severance and Retention Program and Agreement*" above.

On October 8, 2010, Raymond P. Dolan entered into an employment agreement with us to commence employment no later than June 18, 2010 as Sonus' President and Chief Executive Officer. Mr. Dolan also joined our Board. Pursuant to his employment agreement, which was amended on February 14, 2011, Mr. Dolan received an initial annual base salary of $500,000 and he is eligible for an "on target bonus" of 100% of his annual base salary subject to the achievement of specific objectives. For fiscal year 2010, Mr. Dolan's specific objectives were the same ones given to his predecessor and if received, his target bonus would be pro rated for the days in 2010 he was employed by us. We reimbursed Mr. Dolan for relocation costs up to $50,000. Mr. Dolan also received an option to purchase up to 1,000,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the NASDAQ Stock Market on the date of grant. This grant is subject to vesting.

Pursuant to the terms of his employment agreement, as amended on February 14, 2011, Mr. Dolan was granted 750,000 restricted shares of the Company's common stock under the 2007 Plan on October 15, 2010, and such shares are subject to both performance and time vesting. These shares will be referred to as the Dolan Performance Shares. The Compensation Committee, in its sole discretion, will establish metrics reflecting "initiate", "threshold", "target", and "maximum" levels of achievement for the period January 1, 2011 through December 31, 2011, or the Dolan Performance Period. Subject to Mr. Dolan remaining employed at the end of the Dolan Performance Period, if the Compensation Committee determines that the Company performance is (i) above the "initiate" level of achievement, then the Dolan Performance Shares will become performance vested; (ii) at the "threshold" level of achievement, then 250,000 Dolan Performance Shares will become performance vested; (iii) at the "target" level of achievement, then 500,000 Dolan Performance Shares will become performance vested; or (iv) at the "maximum" level of achievement, then 750,000 Dolan Performance Shares will become performance vested; provided, however, that the number of Dolan Performance Shares that become performance vested between the "initiate", "threshold", "target", and "maximum" levels of achievement will be pro rated.

Once the number of Dolan Performance Shares that have performance vested has been established by the Compensation Committee pursuant to the formula described above (such number of shares being referred to as the "Restricted Shares"), 25% of the Restricted Shares will vest on the date the Company reports its financial results by which the performance metrics are determined and, subject to Mr. Dolan's continued employment with the Company, an additional 25% of the Restricted Shares will vest on each of the second, third and fourth anniversaries of his commencement date. Any Dolan Performance Shares or Restricted Shares that do not vest based on the performance and time criteria described above will automatically be forfeited.

In the event of an Acquisition (as defined in Mr. Dolan's employment agreement), 50% of all unvested options will accelerate and become vested immediately upon the date of the Acquisition and the remaining unvested options will continue to vest according to their terms. If the Acquisition occurs during the Dolan Performance Period, 500,000 Dolan Performance Shares will vest as follows: 50% of such shares will vest immediately upon the date of Acquisition and, subject to Mr. Dolan's continued employment with the Company or a successor entity, 16.667% of such shares will vest on each of the first, second and third anniversaries of the date of Acquisition. If, however, the Acquisition occurs after the Dolan Performance Period, 50% of the unvested Restricted Shares will vest immediately upon the date of Acquisition and the remaining unvested Restricted Shares will continue to vest according to their terms.

Mr. Dolan's employment agreement also provides that if he is terminated for any reason other than Cause (as defined in his employment agreement), or is terminated due to his death or Disability (as defined in his employment agreement) or if Mr. Dolan terminates his employment with Good Reason (as defined in his employment agreement), he will receive: (1) a lump sum payment equal to one and one half times his then annual base salary and one and a half times his then target bonus (or

two times his then annual base salary and two times his then target bonus if the termination follows an Acquisition); (2) health benefits continuation at our expense for 18 months following his termination; (3) any allowable unreimbursed expenses, any accrued but unused vacation pay and any earned but unpaid bonus amounts owing to Mr. Dolan at the time of termination; (4) acceleration of the vesting of options unvested as of the termination which would have vested over the 24 months following termination (or if the termination occurs in contemplation of, upon or after an Acquisition, then all unvested options will accelerate and immediately vest on the termination date); (5) the right to exercise all vested options for the shorter of 5 years from the termination date or the original remaining life of the options; and (6) acceleration of the vesting of all unvested Restricted Shares at the time of termination that would vest during the 24 months following Mr. Dolan's termination (or if the termination occurs in contemplation of, upon or after an Acquisition, then all unvested Restricted Shares will accelerate and immediately vest upon termination).

In the event that, during the Dolan Performance Period, the Company terminates Mr. Dolan's employment for any reason other than Cause, Mr. Dolan's employment terminates due to his death or Disability, or Mr. Dolan terminates his employment for Good Reason, then Mr. Dolan will be entitled to receive 375,000 shares of the Company's common stock on the termination date in satisfaction of his award of Dolan Performance Shares. If, however, the termination occurs in contemplation of, upon or after an Acquisition, then Mr. Dolan will be entitled to receive 500,000 shares of the Company's common stock on the termination date in satisfaction of his award of Dolan Performance Shares.

The Company does not currently have an employment agreement with David Tipping, our Vice President, Product Management and Marketing.

In addition to compensation designed to reward employees and executives for service and performance, we have approved certain severance and change of control provisions for Mr. Pastore, Mr. Dillon, Ms. Harris and Mr. Gaynor.

On October 3, 2008, the Compensation Committee of our Board approved a severance and retention program and agreement for each of Matthew Dillon, Kathleen Harris, Wayne Pastore and Richard J. Gaynor (each an "Executive"). The severance program and agreement provide for post-termination benefits in the event an Executive's employment is terminated by us without Cause (as defined in their respective agreements) or is terminated by the Executive for Good Reason (as defined in their respective agreements). The post-termination benefits include: (1) a lump sum payment equal to the Executive's annual base salary and target bonus; (2) continuation of payment of our share of benefits for 12 months; (3) payment of unreimbursed expenses and any accrued but unused vacation pay; (4) 12-months forward vesting of unvested options; and (5) complete vesting of unvested restricted stock. Pursuant to the program and agreement, we will grant each Executive: (1) certain restricted shares of our common stock, or Restricted Stock, under the 2007 Plan, subject to the terms of the 2007 Plan and our restricted stock agreement, which Restricted Stock shall vest 25% on September 15, 2009, 25% on September 15, 2010 and 50% on September 15, 2011, subject to continued employment by the Executive; and (2) additional Restricted Stock upon the achievement of certain performance metrics for the 2010, 2011 and 2012 fiscal years as determined by the Compensation Committee, or Performance Stock, with the Executive eligible to be granted ⅓ of such Performance Stock during each of such fiscal years, and when issued, such Performance Stock shall be fully vested on the date of grant. In the event of a change in control (as defined in their respective agreements), 100% of all Restricted Stock granted to an Executive shall accelerate and become fully vested and any and all restrictions on such Restricted Stock shall be terminated.

The number of shares granted, or eligible for granting, as applicable, to each Executive under the severance and retention program is set forth as follows:

Name	Current Title	Restricted Stock	Performance-Based Stock Award
Wayne Pastore	Senior Vice President and Chief Financial Officer	26,667	13,333
Matthew Dillon	Vice President, Global Services	133,000	66,000
Kathleen Harris	Vice President, Human Resources	33,333	16,667
Richard J. Gaynor	Former Senior Vice President and Chief Financial Officer	200,000	100,000

Mr. Gaynor resigned as Senior Vice President and Chief Financial Officer, effective February 8, 2010.

Generally, for each employee, in the event of an Acquisition in which an option is assumed or substituted in the Acquisition, then the number of shares subject to the option that are not then vested shall become accelerated in vesting by 12 months upon the closing of the Acquisition. If an option is not assumed or substituted, then the number of shares that are not then vested shall accelerate in full and become immediately exercisable. In addition, 25% of the number of shares covered by a restricted stock award shall become vested.

Indemnification Agreements

In the past, certain of our current and former officers and directors were parties to legal proceedings because of their status as officers and directors. We have generally entered into indemnification agreements with our officers and directors and we may be liable for judgments, fines and expenses in connection with such proceedings, which, in the aggregate, may be material. We have paid legal fees for counsel representing our officers and directors in connection with such prior legal proceedings.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between any member of our Board or our Compensation Committee and any member of our Board or Compensation Committee of any other company, and none of these interlocking relationships have existed in the past.

Equity Compensation Plan Information

The following table provides information as of December 31, 2010 with respect to the shares of our common stock that may be issued under our existing equity compensation plans:

Plan Category	(A) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Stockholders(1)	18,177,188(2)	$4.40	33,896,160(3)
Equity compensation Plans Not Approved by Stockholders	—	—	—
Total	18,177,188	$4.40	33,896,160

(1) Consists of the 2007 Plan and the Amended and Restated 2000 Employee Stock Purchase Plan, or the ESPP.

(2) Excludes purchase rights accruing under the ESPP. The purchase price of the stock under the ESPP is equal to 85% of the market price on the last day of the offering period. Participation is limited to 20% of an employee's eligible compensation, not to exceed amounts allowed by the Code.

(3) Consists of shares available for future issuance under the 2007 Plan and the ESPP. As of December 31, 2010, 20,069,057 shares of common stock were available for issuance under the 2007 Plan and 13,827,103 shares of common stock were available for issuance under the ESPP. The ESPP incorporates an evergreen provision pursuant to which, on January 1 of each year, the aggregate number of shares reserved for issuance under the ESPP automatically increases by a number equal to the lesser of (i) 2% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) such number as our Board may determine. However, not more than an aggregate of 25,000,000 shares of common stock may be issued pursuant to the ESPP.

TRANSACTIONS WITH RELATED PERSONS

Our Board has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which (i) we were, are or will be a participant; (ii) the amount involved exceeds $120,000, or the transaction was not entered into in the ordinary course of business on an arms-length basis; and (iii) one of our executives, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as "related person," has or will have a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to the General Counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to effectiveness or consummation of the transaction. If the General Counsel, in consultation with the Chief Executive Officer, determines that advance review and approval is not practicable or desirable for the Company to wait until the next Audit Committee meeting under the circumstances, the policy permits the Chairman of the Audit Committee to review and, if deemed appropriate, approve related person transactions that arise between Audit

Committee meetings, subject to ratification by the Audit Committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee. As appropriate for the circumstances, the Committee will review and consider all of the relevant facts and circumstances available to the Audit Committee, including (if applicable) but not limited to:

- the materiality and character of the related person's direct and indirect interest in the related person transaction and the actual or apparent conflict of interest of the related person;
- the position or relationship of the related person with us;
- the impact of a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which the director is a partner, shareholder or executive officer;
- the availability of other sources of comparable products or services;
- the opportunity costs of alternative transactions;
- the terms of the transaction, including the approximate dollar value of the amount involved in the related person transaction;
- the commercial reasonableness of the terms of the proposed transaction;
- whether the transaction was undertaken in the ordinary course of our business;
- whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party or to employees generally;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in the best interests of the Company and its stockholders, as the Audit Committee determines in good faith. The Audit Committee may impose any conditions on the Company or the related party that it deems appropriate in connection with approval of the related party transaction.

In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, our Board has determined that the following types of transactions do not create or involve a material direct or indirect interest on behalf of the related person and are, therefore, not related person transactions for the purposes of our related person transaction policy:

- transactions in which the related person's interest arises only from his or her position as a director of another corporation or organization that is a party to the transaction;
- transactions in which the related person's interest arises only from his or her direct or indirect ownership (plus the equity interest of all other related persons) of less than 10% of the equity interest in another entity (other than a general partnership interest) which is a party to the transaction;

- transactions in which the related person's interest arises solely from his or her ownership of a class of our equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis;
- compensation arrangements of any executive officer, other than an individual who is an immediate family member of a related person, if such arrangements have been approved, recommended to the Board for approval, by the Compensation Committee of the Board or a group of our independent directors performing a similar function; or
- director compensation arrangements, if such arrangements have been approved by the Board and will be reported pursuant to Item 402(k) of Regulation S-K.

Our related person transaction policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter. We are not aware of any transactions entered into since the adoption of this policy that did not follow the procedures outlined in the policy.

Dr. Richard N. Nottenburg, our former President and Chief Executive Officer, serves on the Board of Directors of Comverse Technology ("Comverse"), a worldwide provider of software and systems. Comverse has several majority-owned subsidiaries, including Ulticom, Inc. (which Comverse sold in the fourth quarter of fiscal 2010) and Verint Systems. All three companies are our vendors. We had well-established and ongoing business relationships with these vendors prior to the appointment of Dr. Nottenburg as our then President and Chief Executive Officer effective June 13, 2008. Costs incurred for purchases from these companies, in the aggregate, were $3.9 million for the period from January 1, 2010 through October 12, 2010, $6.5 million for the year ended December 31, 2009 and $3.5 million for the period from June 13, 2008 through December 31, 2008. We had aggregate outstanding accounts payable balances to these companies of $0.2 million at December 31, 2009. We did not have an outstanding accounts payable balance with Comverse or its Verint Systems subsidiary at December 31, 2010. While Dr. Nottenburg is paid as a director of Comverse, he did not have any direct monetary interest in the transactions discussed above.

We are not aware of any other transactions in 2010 between us and any other related persons that would require review by either the Audit Committee or the Compensation Committee.

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

We reviewed Sonus' audited financial statements for the fiscal year ended December 31, 2010 and discussed these financial statements with Sonus' management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. Sonus' management is responsible for Sonus' financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Sonus' independent registered public accounting firm, Deloitte & Touche LLP, or Deloitte, is responsible for performing an independent audit of Sonus' financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and issuing a report on those financial statements and issuing a report on the effectiveness of Sonus' internal control over financial reporting as of the end of the fiscal year. Our responsibility is to monitor and review these processes. We also reviewed and discussed with Deloitte the audited financial statements and the matters required by SEC Regulation S-X Rule 2-07 and Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA *Professional Standards*, Vol. 1. AU section 380), as adopted by the PCAOB.

Deloitte also provided us with the written disclosures and the letter required by PCAOB Ethics and Independence Rule 3526, *Communications with Audit Committees Concerning Independence*. This Standard requires independent registered public accounting firms annually to disclose in writing all relationships that in the independent registered public accounting firm's professional opinion may reasonably be thought to bear on independence, to confirm their independence and to engage in a discussion of independence. We also considered whether Deloitte's provision of other, non-audit related services to Sonus is compatible with maintaining Deloitte's independence.

Based on its discussions with management and Deloitte, and our review of information provided by management and Deloitte, we recommended to the Sonus Board of Directors that the audited financial statements and management's report on internal control over financial reporting be included in Sonus' Annual Report on Form 10-K for the year ended December 31, 2010.

Submitted by,
AUDIT COMMITTEE:
John P. Cunningham (Chairman)
Howard E. Janzen
John A. Schofield
Scott E. Schubert

FEES FOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS DURING FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

The following is a summary of the aggregate fees billed to us by Deloitte & Touche LLP, our independent registered public accounting firm, for the fiscal years ended December 31, 2010 and 2009 for each of the following categories of professional services:

Fee Category	Fiscal 2010 Fees	Fiscal 2009 Fees
Audit Fees	$2,323,791	$2,711,480
Audit-Related Fees	—	912,248
Tax Fees	381,366	386,945
All Other Fees	10,000	10,000
Total Fees	$2,715,157	$4,020,673

Audit Fees

These amounts represent fees for the audit of our consolidated financial statements included in our Annual Report on Form 10-K, the review of financial statements included in our Quarterly Reports on Form 10-Q, the audit of internal control over financial reporting and the services that an independent audit would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filing and similar engagements for the fiscal year, such as consents and assistance with review of documents filed with the SEC. Audit fees also include advice on accounting matters that may arise in connection with or as a result of the audit or the review of periodic consolidated financial statements and statutory audits that non-U.S. jurisdictions require.

Audit-Related Fees

Audit-related fees consist of fees related to due diligence services and accounting consultations regarding the application of generally accepted accounting principles to proposed transactions.

Tax Fees

Tax fees consist of professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, value-added tax compliance, research and development tax credit compliance, and transfer pricing advice and planning.

All Other Fees

All other fees consist of professional services other than the services reported above, including fees for our subscription to Deloitte & Touche LLP's on-line accounting research tool.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee has adopted a policy to pre-approve audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Prior to engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm and our management submit an aggregate of services expected to be rendered during that year for each of the four categories of services to the Audit Committee for approval. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and our management periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval process. The Audit Committee may also

pre-approve particular services on a case-by-case basis. The Audit Committee may ratify, without prior approval, certain *de minimis* non-audit services if the aggregate amount of all such non-audit services provided to us constitutes not more than $5,000 during the fiscal year in which the services are provided. During the fiscal years ended December 31, 2009 and 2008, there were no *de minimis* non-audit services provided that the Audit Committee subsequently ratified.

Our Audit Committee requires the regular rotation of the lead audit partner and concurring partner as required by Section 203 of the Sarbanes-Oxley Act of 2002 and is responsible for recommending to our Board policies for hiring employees or former employees of the independent registered public accounting firm.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file reports of initial ownership and subsequent changes in that ownership with the SEC. Based solely on a review of the copies of reports furnished to us and the written representations of our directors and executive officers, we believe that during the year ended December 31, 2010, our directors, executive officers and greater than 10% stockholders complied with all Section 16(a) filing requirements, except that Matthew Dillon had one report covering one transaction filed late with respect to 2009, one report covering two transactions filed late with respect to 2008 and one report amending one transaction with respect to 2007.

STOCKHOLDER PROPOSALS FOR INCLUSION IN 2012 PROXY STATEMENT

To be considered for inclusion in the proxy statement relating to our annual meeting of stockholders to be held in 2012, stockholder proposals must be received at our principal executive offices no later than December 22, 2011, which is not less than 120 calendar days before the date of our proxy statement released to our stockholders in connection with the prior year's annual meeting of stockholders, and must otherwise comply with the rules promulgated by the SEC. If the date of next year's annual meeting is changed by more than 30 days from the anniversary date of this year's annual meeting on June 2, 2011, then the deadline is a reasonable time before we begin to print and mail proxy materials. Upon receipt of any such proposal, we will determine whether or not to include such proposal in the Proxy Statement and proxy in accordance with regulations governing the solicitation of proxies.

STOCKHOLDER PROPOSALS FOR PRESENTATION AT 2012 ANNUAL MEETING

According to our Amended and Restated By-laws, we must receive other proposals of stockholders (including director nominations) intended to be presented at the 2012 annual meeting of stockholders but not included in the Proxy Statement by the close of business on March 4, 2012, but not before February 3, 2012, which is not later than the ninetieth (90th) day nor earlier than the one hundred twentieth (120th) day prior to the first anniversary of the date of the 2011 annual meeting of stockholders. Such proposals must be delivered to the Secretary of the Company at our principal executive office. However, in the event the 2012 annual meeting of stockholders is scheduled to be held on a date before May 3, 2012, or after August 11, 2012, which are dates 30 days before or 70 days after the first anniversary of our 2011 annual meeting of stockholders, then your notice must be received by us at our principal executive office not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day before the scheduled date of such annual meeting or the 10th day after the day on which we first make a public announcement of the date of such annual meeting. Any proposals we do not receive in accordance with the above standards may not be presented at the 2012 annual meeting of stockholders.

STOCKHOLDERS SHARING THE SAME ADDRESS

We have adopted a procedure called "householding." Under this procedure, we are delivering only one copy of the annual report and proxy statement to multiple stockholders who share the same address and have the same last name, unless we have received contrary instructions from an affected stockholder. Stockholders who participate in householding will continue to receive separate proxy cards.

We will deliver promptly upon written or oral request a separate copy of the annual report and the proxy statement to any stockholder at a shared address to which a single copy of either of those documents was delivered. To receive a separate copy of the annual report or proxy statement, please submit your request to Broadridge Financial Solutions by calling 1-800-579-1639 or by following the instructions on your notice of Internet availability of proxy materials to request delivery of paper copies through the Internet or by e-mail, or in writing addressed to Sonus Networks, Inc., 4 Technology Park Drive, Westford, MA 01886 Attn: Investor Relations.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the annual report or proxy statement in the future, please contact Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717, tel. 800-542-1061. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

Any stockholders of record who share the same address and currently receive multiple copies of our annual report and proxy statement who wish to receive only one copy of these materials per household in the future please contact Broadridge Householding Department at the contact information listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

FORM 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 10, 2011, is being delivered to stockholders in connection with this proxy solicitation. With the payment of an appropriate processing fee, we will provide copies of the exhibits to our Annual Report on Form 10-K. Please address all such requests to the Investor Relations department at our principal executive offices at 4 Technology Park Drive, Westford, MA 01886.

OTHER MATTERS

Our Board knows of no other matters to be submitted at the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as our Board may recommend.

We will pay the costs of soliciting proxies from stockholders. We have not engaged any third party as our proxy solicitor to help us solicit proxies from brokers, bank nominees and other institutions. In addition to soliciting proxies by mail, our directors, executive officers and regular employees may solicit proxies, either personally, by facsimile or by telephone, on our behalf, without additional compensation, other than the time expended and telephone charges in making such solicitations. We will also request brokerage houses, custodians, nominees and fiduciaries to forward copies of the proxy material to those persons for whom they hold shares and request instructions for voting the proxies. We will reimburse such brokerage houses and other persons for their reasonable expenses in connection with this distribution.

By Order of the Board of Directors,



Westford, Massachusetts
April 19, 2011

Wayne Pastore
Senior Vice President and Chief Financial Officer

PROXY STATEMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-34115

SONUS NETWORKS, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	**04-3387074**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4 Technology Park Drive, Westford, Massachusetts 01886
(Address of principal executive offices, including zip code)

(978) 614-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $476,513,000 based on the closing price for the Common Stock on the NASDAQ Global Select Market on June 30, 2010. As of February 18, 2011, there were 277,507,693 shares of common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2011 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

SONUS NETWORKS, INC.
FORM 10-K
YEAR ENDED DECEMBER 31, 2010
TABLE OF CONTENTS

PART I

Item 1. Business

This Annual Report on Form 10-K contains forward-looking statements, which are subject to a number of risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy, plans and objectives of management for future operations, and plans for product development and manufacturing are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss certain of these risks in greater detail in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. Also, these forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we have no plans to update our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report on Form 10-K. We caution readers not to place undue reliance upon any such forward-looking statements.

References in this Annual Report on Form 10-K to "Sonus," "Sonus Networks," "Company," "we," "us" and "our" are to Sonus Networks, Inc. and its subsidiaries, collectively, unless the context requires otherwise.

Overview

We are a leading provider of voice and data infrastructure solutions, including softswitch and session border control products for service providers and large enterprises. Our infrastructure solutions allow efficient and reliable delivery of voice and multimedia sessions over IP (internet protocol) networks while allowing our customers to manage the flows of such sessions in their networks using business policies.

One of the first companies to leverage SIP (session initiation protocol) and IP as the mechanism to carry voice traffic, we have helped over 150 wireline and wireless service providers in over 50 countries to create and deliver value with their deployed networks. Our customer list includes some of the world's largest service providers including AT&T, Belgacom ICS, BT Group, TalkTalk (formerly Carphone Warehouse), CITIC 1616, France Telecom, Global Crossing, KDDI, Level 3, Qwest, Softbank Corporation, Tata Communications, T-Systems Business Services (a division of Deutsche Telekom Group), Verizon and XO Communications.

We deliver value to our customers through our flexible and distributed architecture. Our customers peer with other service providers or large enterprises using either TDM (time division multiplexing), also known as circuit-switched telephony, or IP technology. Our products allow our customers to manage their network borders (or peering points) using either our GSX or NBS products to secure the borders, perform signaling interworking and media transcoding, and apply routing decisions. Our centralized policy and routing engine, or PSX, then manages the entire set of our GSX and NBS elements along a network's border. Other of our tools visualize and operate the entire network as a single entity. Business policies from the customer are transformed into routing and control decisions at these peering points, which secures the network from unwanted traffic and routes the desired traffic efficiently while preserving quality of service and gathering data necessary for billing and accounting.

We are unique in the sense that our solutions help customers to gracefully migrate their networks from TDM networks to all-IP networks. Our NBS9000 session border controller can operate in a hybrid environment, carrying both TDM-to-IP sessions and IP-to-IP sessions in the same platform, while managing and controlling the traffic in a seamless way. Our NBS5200 session border controller operates in a pure-IP environment and is designed to operate at high performance without compromising on security or features. Both platforms support IPv6 (Internet Protocol version 6, which

is designed to succeed Internet Protocol version 4, or IPv4), and are built to work within an IMS (IP Multimedia Subsystem) architecture.

We sell our products principally through a direct sales force in the United States, Europe, the Middle East and Asia-Pacific. We continue to expand our presence into new geographies and markets through our relationships with regional channel partners.

Our target customers comprise both traditional and emerging communications service providers, including long-distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers, as well as enterprise customers. We also collaborate with our customers to identify and develop new advanced services and applications that they may offer to their customers.

Industry Background

The public telephone network is an integral part of our everyday lives. For most of its history, the global telephone industry was heavily regulated, which slowed the evolution of its underlying switching and infrastructure technologies and limited innovation in service offerings and pricing of telephone services. Two global forces—deregulation and expansion of the Internet—have revolutionized the public telephone network worldwide. The expansion in wireless voice and data services has further blurred many of the traditional telephone service models.

Deregulation of the telephone industry in the United States accelerated with the passage of the Telecommunications Act of 1996. The barriers that once restricted service providers to a specific geography or service offering, such as local or long-distance services, have been largely eliminated. The migration to IP-based last-mile technologies reduces the capital investments required to provide services over large geographies. The opportunity created by accessibility to the telephone services market has encouraged new participants to enter this market and incumbent service providers to expand into additional markets, both domestic and international.

Competition between new providers and incumbents is driving down service prices. With limited ability to reduce the cost structure of the public telephone network, profit margins for traditional telephone services have declined. In response, service providers are seeking new, creative and differentiated services as a means to increase revenues and as an opportunity to reduce costs. The first wave of service differentiation, typified by triple-play bundling of voice, Internet and television, is commonplace. Rapid adoption of Internet and broadband connectivity over the IP network has left service providers seeking more advanced solutions in broadband wireline-wireless converged services, video transport and services as well as innovative application of business policies over the traffic flows within a service provider's network.

We deliver the next two waves of differentiation for service providers. The first is by transforming their networks from TDM to all-IP networks at a pace that the customers are willing to adopt. This lowers the overall cost structure for transporting voice and data and helps the service providers to be more competitive in the market. The next level of differentiation comes in giving service providers fine-grained control over how the IP sessions flow through their network, and applying business rules and policies to increase their return on investment on the network infrastructure. In addition, significant opportunities exist in combining traditional voice services with Internet or web-based services in a manner that allows the service provider to deliver and monetize powerful, high-margin experiences in partnership with over-the-top providers, large enterprises, and their peers around the world.

The transition of the public telecommunications network to an all-IP network is a complex and gradual process. Voice and voice-based services are still a significant source of revenues for service providers. The transition to IP is happening on several fronts, including the following: service providers are deploying Voice over IP, or VoIP, to add capacity; they are retiring legacy equipment where the

operational expense savings justify the investment in new IP technology; and they are adding IP networks to directly reach their consumer and business customers to offer new innovative services. Other than in certain limited situations, the service providers are left operating hybrid networks that have a mix of old and new equipment. Issues like security, call control and quality of service now must be addressed, except over a converged IP pipe that carries not just data, but also voice and multimedia. This has opened up a new world of opportunity, both to the existing telecommunications providers and the traditional data networking providers to provide efficient management of traffic flows and new services in this converged IP network.

Network Requirements and the Sonus Solutions

Users demand high levels of quality and reliability from the public telephone network, while service providers require a cost-efficient network that enables the latest revenue-generating services. We develop, market and sell a comprehensive suite of voice and data communications infrastructure products, which are designed to effectively set-up, route, and securely manage the multitude of sessions traversing a service provider's network at any given time. Our solutions are designed to scale to meet the security and performance needs of the largest packet networks and are compliant with the latest industry standards and best practices. Our solutions meet the following requirements:

Carrier-class performance. Service providers operate complex, mission-critical networks. Our products are designed to offer the highest levels of quality, reliability and interoperability, including:

- full redundancy, designed for 5-nine's (99.999%) availability;
- quality of service equal or superior to today's circuit-switched network;
- system hardware designed to comply with NEBS (Network Equipment Building System) standards Level 3;
- interworking between the numerous signaling and media formats existing worldwide;
- sophisticated security, network monitoring and analytics capabilities.

Scalability and density. Carrier infrastructure solutions face challenging scalability requirements. Service providers' central offices typically support tens or even hundreds of thousands of simultaneous sessions. To be economically attractive, modern infrastructure must compare favorably with existing networks in terms of performance, cost per port, space occupation, power consumption and cooling requirements. Our solution scales to build packet-based switch configurations that cost-effectively support a few hundred to hundreds of thousands of simultaneous calls. In addition, the capital cost of our equipment is typically lower than that of traditional circuit-switched equipment. At the same time, our equipment offers unparalleled density, requires significantly less space, power and cooling than that needed by typical circuit-switching implementations and is much more environmentally-friendly.

Compatibility with standards and existing infrastructure. New infrastructure equipment and software must often sustain the full range of telephone network standards. It must also support data networking protocols as well as telephony protocols. Infrastructure solutions must integrate seamlessly with the service providers' existing operations support systems. Our products are therefore designed to be compatible with applicable voice and data networking standards and interfaces, including:

- SS7 and other telephony signaling protocols, including numerous country variants, number translations and intelligent services routing;
- Call signaling standards such as SIP and its variants, BICC, MGCP, H.323 and Diameter;
- Narrowband and Wideband media encoding/decoding formats and standards such as G.711 and G.722;

- All bearer interfaces over both packet and circuit based bearers such as TDM, Optical and Ethernet; and
- Management and accounting interfaces such as Radius, Diameter, SNMP and AMA.

Our solution is designed to interface with legacy circuit-switching equipment and transparently bridge the gap to new technologies, such as IPv6 based packet networks, and maximize revenue from existing assets.

Security. IP-voice security is as important for a service provider's network as the services it provides. Various standards bodies, such as ISO 27001, ITU, ANSI and NIST, and industry consortia, such as 3GPP and ETSI, have development frameworks and guidelines for securing IP and IP-voice networks. As carriers extend the network edge via IP, security is critical to provide manageable, predictable services at peering points between service providers while maintaining the integrity and privacy of subscriber information. We address security on three dimensions: security and access control at the network border (peering or access), security and integrity of the network border element itself, and security of all of our network elements (media gateways, route servers, etc.) and their inter-element communications. Based on these three areas, we have developed an overall VoIP security threat model and mitigation architecture that provides a holistic approach to total network security. This threat model guides our overall product development and solution delivery.

Simple and rapid installation, deployment and support. Infrastructure solutions must be easy to install, deploy, configure and manage. Our equipment and software can be installed and placed in service by our customers more quickly than circuit-switched equipment. By offering comprehensive testing, configuration and management software, we expedite the deployment process as well as the ongoing management and operation of our products. We believe that typical installations of our solution require only weeks from product arrival to final testing, thereby reducing the cost of deployment and the time to market for new services.

Our Products

Sonus GSX9000 Open Services Switch and Sonus GSX4000 Open Services Switch

The Sonus GSX9000 Open Services Switch, or GSX9000, enables voice traffic to be transported over packet networks by converting any type of voice signal into IP packets and transmitting those IP packets over a data network. It then converts whatever type of signal is necessary to be deposited back onto non-IP networks to be delivered to its intended destination. The GSX9000 is designed to deliver voice quality that is equal or superior to that of the legacy circuit-switched public network. Further, it supports multiple voice encoding schemes used in circuit switches and delivers a number of other voice compression algorithms. The GSX9000 minimizes delay, further enhancing perceived voice quality, and scales to very large configurations required by major service providers. A single GSX9000 shelf can support up to 22,000 simultaneous calls, while a single GSX9000 in a multiple-shelf configuration can support 100,000 or more simultaneous calls. The GSX9000 also operates with our PSX Policy & Routing Server and with softswitches and network products offered by other vendors. The Sonus GSX4000 Open Services Switch, or GSX4000, allows service providers to realize the benefits of the GSX9000 in a smaller form factor that meets the needs of service providers and enterprises.

Sonus NBS9000 Network Border Switch

With the adoption of IP-based networks and industry convergence around IMS architectures, the ability to securely interconnect IP peering partners, business enterprises and individual voice customers has become critical. Offered as an upgrade on the GSX9000 platform, the Sonus NBS9000 Network Border Switch, or NBS9000, permits service providers to gradually transform their TDM networks to IP by permitting both TDM-to-IP and IP-to-IP session management capability on the same platform and

provides the potential for significant cost savings. The NBS9000 provides a robust suite of security features, including traffic policing. Supporting both peering and access SBC configurations, the NBS9000 allows operators to satisfy their security, session border control and media services requirements within an integrated and easily managed system. The integrated media services include media transcoding, recorded tones and announcements and support for data (modem) and fax relay or interworking. Combined with the Sonus PSX Policy & Routing Server, the NBS9000 leverages the same policy-based packet switching features that drive Sonus IP-based networks around the world. The NBS9000 also includes full access to our centralized routing, network voice features and management/ provisioning tools.

Sonus PSX Policy & Routing Server

The Sonus PSX Policy & Routing Server, or PSX, is a primary element of a Sonus distributed deployment that consists of multiple GSX and NBS-based edge elements deployed at various peering points in a service provider network, along with a centralized PSX that includes the database determining how sessions get routed over the service provider network. The PSX plays an integral role in all of our network deployments and translates business policies into actual call control, routing and service selection decisions. The PSX acts as a central control point in a large Sonus network, permitting significant operational savings for our customers.

The PSX is based upon a modular architecture that is designed for high performance and scalability, as well as interoperability with third-party gateways, devices and services. It supports a broad set of features that routes traffic to minimize cost and delays. It interfaces with third-party databases maintained by numbering authorities to determine where a session needs to be routed. When there is a need to query a traditional database over the SS7 network, an SGX (signaling gateway) component is deployed in conjunction with the PSX. The PSX is an all-IP component and can perform most IP-based database lookups natively.

Sonus NBS5200 Network Border Switch

The Sonus NBS5200 Network Border Switch, or NBS5200, is the first product built on our next-generation ConnexIP platform. The NBS5200 complements our NBS9000 as part of our Session Border Control, or SBC, solutions portfolio and provides SBC functionality, including media interworking, advanced routing and policy engine, and multi-access security gateway functionality. The ConnexIP platform is a platform for connecting, managing and securing IP session-based communications and represents a key element in our strategy to bring industry-leading performance and carrier-grade reliability to the session management market, and represents a new foundation for the next generation of our IP-based products. The NBS5200 includes local Sonus PSX server functionality for advanced routing in standalone mode or can be configured to access a centralized PSX or third-party softswitch.

Sonus ASX Call Feature Server

The Sonus ASX Call Feature Server, or ASX, provides functionality to address subscriber access services within the network. The ASX is a call agent that handles call setup and both basic and advanced call features. The ASX provides local area calling features for residential and enterprise markets and regulatory features such as emergency services and lawful intercept. The ASX allows the same features to run over various transport technologies, including analog lines, Ethernet, voice over DSL, voice over cable or fixed wireless infrastructure. This flexibility enables a multitude of applications, such as residential access, cable access and business services, and new features available only on packet-based networks, such as unified messaging, multimedia conferencing and desktop integration.

Sonus Network Analytics Suite

The Network Analytics Suite of performance management products delivers advanced collection, monitoring, reporting and notification of performance metrics to help lower operational costs and maximize network performance. The suite is comprised of three products—NetScore Network Performance Analysis Tool, or NetScore; NetAssure Voice Quality Monitoring Tool, or NetAssure; and NetEng Network Audit and Visualization Engine, or NetEng. NetScore provides a real-time assessment of the state of a service provider's network, including quality of service, call delay, network effectiveness, congestion and efficiency, and allows network operators to analyze real-time and historic trends, aggregate data by trunk group or gateway, or monitor specific events. NetAssure is designed to deliver end-to-end service quality assurance for Sonus IP networks through active call monitoring and advanced analytics, then presenting this information through detailed visual reports and real-time alarms, so network operators can understand how well the network is delivering services and systematically isolate any quality degradations that may occur. NetEng provides visibility into the performance and capacity levels of our networks by collecting, analyzing and aggregating historical data from each network element and presenting the information through a visualization and reporting tool, providing a comprehensive reporting platform for on-demand network audits, capacity planning, forecasting, trending analysis and standardized element configuration. The products are available as individually licensed software packages or bundled with our comprehensive Professional Services offering.

The Sonus VoiceSentry system is an application-aware security system that protects voice networks against Telephony Denial of Service or TDoS, and other malicious attacks. The VoiceSentry system monitors voice traffic (both TDM and SIP) in real time to identify suspicious, malicious and machine-generated calls, then allows the network management team to take appropriate, real-time defensive actions. It gives enterprises and government agencies a way to safeguard their voice networks from new SIP and voice-based attacks, prevent network costs from escalating and keep services running for their customers.

The VoiceSentry system's anomaly detection function defends call centers by detecting voice SPAM and TDoS attacks. The guardian function mitigates those attacks with a Rules and Policy Change Engine as well as intelligent media interception. The VoiceSentry system learns behaviors as it goes and uses what is has learned about malicious traffic to prevent future attacks. The VoiceSentry system also includes an optional feature for voice CAPTCHA that screens out machine-generated voice traffic using a series of audio prompts or challenges similar to the data CAPTCHA tools used on commercial Web sites such as ticket reservation systems. Depending on the results of the CAPTCHA test, the VoiceSentry system can disconnect the call or route it to an appropriate destination.

Sonus Global Services and Sonus Professional Services

Sonus Global Services offers professional consulting and services that support our industry-leading IP communications solutions. Through a wide range of service offerings, our consultants provide the skill and expertise to help wireline, wireless and cable operators transform their communications networks, from network engineering and design through network integration and commissioning to network operations. Our consultants have an average of more than twelve years of industry experience with world-leading carriers and network vendors to ensure that our customers receive the professional guidance they need. In addition to end-to-end design, integration and deployment solutions, our Global Services team offers customized engagements, training workshops, interoperability/verification testing and around-the-clock technical support worldwide.

Sonus Professional Services deliver an end-to-end solution through well-defined service engagements that include program management, network deployment design, softswitch and subscriber database design, network verification, network audit services, service management solutions, custom

application and adaptor development, OSS and API integration, engineering, furnishing and installation, migration services, resident engineers, upgrade services, managed services and other services.

The Sonus Professional Services organization offers our customers:

- Experience in deploying large-scale integrated solutions
- A full-service portfolio including consulting, integration, deployment, migration and operation support services
- Global reach through our worldwide service organization and partner presence in all major global markets
- Program managers who use a disciplined methodology for all deployment and integration projects
- Consistent execution in the design, deployment and support of the world's largest and most advanced networks

In addition to our standard Sonus Professional Services engagements, Sonus Global Services offers customized engagements and workshops, ongoing training classes and, for our maintenance plan customers, ongoing support through our online knowledge center, technical document library and 24-hour telephone support from our worldwide technical assistance centers located in Westford, Massachusetts, Tokyo, Japan and Prague, Czech Republic. We also have customer test and support centers located in Richardson, Texas and Bangalore, India.

These service offerings accelerate our customers' return on investment, optimize their operational capability, enhance network performance and health, and generate new revenue.

At December 31, 2010, our customer support and professional services organization consisted of 194 employees.

Our Strategy

Traditionally, we provided robust solutions for carriers that wanted to evolve their TDM based networks to IP and bridge their networks by supporting sessions on both networks until their entire network became IP. We believe the need for this hybrid trunking technology will persist for years to come, as the number of IP islands increases while vast portions of the world's class 5 ("last mile," or exchanges to which subscriber and end-user telephone lines connect) and mobile infrastructure remain based on TDM. As networks evolve, however, we must continue to develop solutions that are optimized for all-IP and become more focused on securing and applying business policies to IP traffic flows within the service provider network. Further, the systems and software required to manage all-IP-based voice calls will need to evolve to support all types of media sessions, not just voice. Our launch of the ConnexIP platform is an example of this innovation that we believe will serve as the foundation for multiple solutions in the all-IP space. In response to this evolution, we plan to develop solutions based on the following principles:

Leverage our technology leadership to attract and retain key service providers. As one of the first companies to offer IMS-ready, carrier-class, packet voice infrastructure products, we were selected by industry-leading service providers as they developed the architecture for new voice networks. We expect service providers to select vendors that deliver leading technology and can maintain that technology leadership. Our equipment is an integral part of the network architecture and we will expand our business as these networks are deployed. By working closely with our customers, we gain valuable knowledge about their requirements, which positions us to continue enhancing and extending products that address the evolving requirements of network operators globally.

Expand our solutions to address emerging IP-based markets, such as network border switching. The transformation of legacy TDM networks to all-IP networks has created requirements for security, peering and media manipulation as well as an opportunity for creating IP-to-IP services at the network edges. The requirements for security and peering go far beyond the legacy functionality of SBCs and include not only the operator's requirements for a border gateway to other IP networks but a wide variety of requirements associated with the need for enterprises to control their own IP networks. The multi-media nature of the emerging services also provides an opportunity to create innovative services at the edge of the network. Our Network Border Switch product family empowers operators to address all of the above requirements and enables them to create unique IP-IP services.

Embrace the principles outlined by 3GPP and LTE architectures. As service providers reach more of their end-subscribers directly over IP, there is imminent convergence between broadband, wireline and wireless networks. IMS is a converged network architecture developed by accommodating the requirements of the wireless, wireline and cable industries and represents a well-accepted set of functional building blocks for an all IP-network. Our strategy is to ensure that our products fit well with the accepted industry standards and seamlessly interoperate with other vendors' equipment. As our customers contemplate building their large, all-IP networks, our approach is to promote an environment where our customers have the freedom to select the components that will best provide them with an open, accessible and scalable infrastructure.

Expand our global sales, marketing, support and distribution capabilities. As a primary supplier of carrier packet voice infrastructure solutions to tier 1 service providers (a service provider that can reach every other network on the Internet without purchasing IP transit), we require a strong worldwide presence. We have established sales presence throughout the United States, Western Europe, the United Kingdom and Japan. We also have sales teams in Singapore, Hong Kong, China, Mexico, Malaysia and the United Arab Emirates. We augment our global direct sales effort by working with international distribution partners in key markets around the world. We will continue to invest in professional service expertise and customer support. We anticipate expanding our sales channels in 2011 as well as developing technology and marketing partnerships.

Expand and broaden our customer base by targeting specific market segments, such as large enterprises and wireless operators. We plan to penetrate additional customer segments and believe that new and incumbent service providers will build out their VoIP infrastructures at different rates. The next-generation service providers, who are relatively unencumbered by legacy equipment, have been initial purchasers of our equipment and software. Other newer entrants, including wireless operators, cable operators and Internet service providers, or ISPs, have also been early adopters of certain products. Moreover, incumbents, including interexchange carriers, regional Bell operating companies and international operators, are adopting packet voice technologies. Large enterprises are often operating voice networks as complex as a small to mid-sized service provider, and believe that our products are a good match for their secure, reliable, and scalable communication needs. In many cases, our presence within the enterprises is through a trusted relationship with our service provider customer. We hope to expand and grow these segments on an opportunistic basis.

Customers

Our target customer base includes all communications providers, such as long distance carriers, local exchange carriers, ISPs, wireless operators, cable operators, international telephone companies, wholesale operators and enterprise operators. We have been selected for network deployments by operators including AT&T, Belgacom, BT Group, Cable and Wireless International, Carphone Warehouse, CITIC 1616, France Telecom, Global Crossing, KDDI, Level 3, NTT Communications, Qwest, Softbank Corporation, T-Systems Business Services (a division of Deutsche Telekom Group), Verizon and XO Communications.

One customer, AT&T, accounted for approximately 21% of our consolidated revenue for the year ended December 31, 2010 and approximately 29% of our revenue for the year ended December 31, 2008. We had no customers that contributed 10% or more of our consolidated revenue in fiscal 2009, and no other customers that contributed 10% or more of our consolidated revenue in either fiscal 2010 or fiscal 2008.

Sales and Marketing

We sell our products principally through a direct sales force and, in some markets, through or with the assistance of distributors and resellers, such as IBIL (Malaysia), Nissho Electronics Corporation (Japan), Sumitomo Corporation (Japan) and ECI (Israel). For geographic information, including revenue and tangible long-lived assets, please see our consolidated financial statements included in this Annual Report on Form 10-K, including Notes 7 and 19 thereto. We have an original equipment manufacturer relationship with Motorola, Inc. We intend to establish additional relationships with selected original equipment manufacturers and other marketing partners in order to serve particular markets or geographies and provide our customers with opportunities to purchase our products in combination with related services and products.

At December 31, 2010, our sales and marketing organization consisted of 137 employees located in sales and support offices in the United States and around the world.

Research and Development

We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications, incorporating that technology into new products and maintaining comprehensive product and service offerings. Our research and development process leverages innovative technology in response to market data and customer feedback. In 2010, we developed and introduced differentiated products to address market and customer needs, including the launch in May 2010 of our NBS5200 Network Border Switch as the first product on our next-generation ConnexIP platform. In 2011, we plan to continue to build upon this next-generation platform, with a strong focus on customer needs and quality. Our research and development expenses were $62.8 million for the year ended December 31, 2010, $59.9 million for the year ended December 31, 2009 and $73.1 million for the year ended December 31, 2008.

We have assembled a team of highly skilled engineers with significant telecommunications and networking industry experience. Our engineers have experience in and with leading wireline and wireless telecommunications equipment suppliers, computer data networking and multimedia companies. At December 31, 2010, we had 506 employees responsible for research and development, including 490 software and quality assurance engineers and 11 hardware engineers. Our engineering effort is focused on wireless product development, new applications and network access features, new network interfaces, improved scalability, interoperability, quality, reliability and next generation technologies. We maintain research and development offices in Massachusetts and New Jersey in the United States; Bangalore, India and Swindon, United Kingdom. We have made, and intend to continue to make, a substantial investment in research and development.

Competition

The market for carrier packet voice infrastructure solutions is intensely competitive worldwide but there are historical regional differences in services, regulation and business practices among sub-markets that can benefit individual vendors. Regardless of the region, the overall market is subject to rapid technological change, affected by new product introductions, changing customer demands, industry consolidation and other market activities of industry participants. To compete effectively, we must deliver innovative products that provide extremely high reliability and voice quality, scale easily

and efficiently, interoperate with existing network designs and other vendors' equipment, provide effective network management, are accompanied by comprehensive customer support and professional services, provide a cost-effective and space-efficient solution for service providers and meet price competition from low-cost equipment providers. We expect competition to persist and intensify in the future. Our primary sources of competition include vendors of networking and telecommunications equipment, such as Ericsson, Alcatel-Lucent, Nokia Siemens Networks, Huawei, NEC, Acme Packet, Genband, Metaswitch and Cisco Systems.

Although we believe we compete favorably because our solutions are widely deployed, highly scalable and cost-effective for our customers, some of our competitors have significantly greater financial resources and broader product portfolios than we have and are able to devote greater resources to the development, promotion, sale and support of their products. In addition, some of these competitors have more extensive customer bases and broader customer relationships than we have, including relationships with our potential customers and established relationships with distribution partners. Other smaller private and public companies are also focusing on similar market opportunities.

Intellectual Property

Intellectual property is fundamental to our business and our success and ability to compete depend on our ability to develop, maintain and protect our technology. Therefore, we seek to safeguard our investments in technology and rely on a combination of United States and foreign patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology and to protect us against claims from others. Our general policy has been to seek to patent those patentable inventions that we expect to incorporate in our products or that we expect will be valuable otherwise. We have a program to file applications for and obtain patents, copyrights and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate.

At December 31, 2010, we held 28 U.S. patents with expiration dates ranging from April 2016 through December 2028, and had 43 patent applications pending in the United States. In addition, at December 31, 2010, we held 38 foreign patents with expiration dates ranging from June 2019 through June 2026, and had 47 patent applications pending abroad. We also have a number of registered trademarks in the United States, including Sonus, NetScore, IMX, Mobiledge and Insignus, and have 5 pending trademark applications in the United States. In addition to the protections described above, we seek to safeguard our intellectual property by:

- protecting the source and object code for our software, documentation and other written materials under copyright laws and trade secret;
- licensing our software pursuant to signed license agreements, which impose restrictions on others' ability to use our software; and
- seeking to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements.

We have incorporated third-party licensed technology into certain of our current products. From time to time, we may be required to license additional technology from third parties to develop new products or to enhance existing products. Based on experience and standard industry practice, we believe that licenses to use third-party technology generally can be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that necessary third-party licenses will be available or continue to be available to us on commercially reasonable terms. As a result, the inability to maintain, license or re-license any third-party licenses required in our current products, or to obtain any new third-party licenses to develop new products and enhance existing products could require us to obtain substitute technology of lower quality or performance standards or at greater cost. This could

delay or prevent us from making these products or enhancements, any of which could seriously harm our business, financial condition and operating results.

Please see generally the risks that are more fully discussed in "Item 1A. Risk Factors," with particular attention to the following risk factors: "*Because our products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after full deployment, which could seriously harm our business;*" "*If we are not able to obtain necessary licenses of third-party technology at acceptable prices, or at all, our products could become obsolete;*" and "*Man-made problems such as computer viruses or terrorism may disrupt our operations and harm our operating results.*"

Manufacturing

Currently, we outsource the manufacturing of our products. Our contract manufacturer provides comprehensive manufacturing services, including assembly and testing of our products and procurement of component materials on our behalf. We believe that outsourcing our manufacturing enables us to preserve working capital, allows for greater flexibility in meeting changes in demand and enables us to be more responsive in delivering products to our customers. At present, we purchase products from our outside contract manufacturer on a purchase order basis.

We and our contract manufacturer currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis.

Please see generally the risks that are more fully discussed in "Item 1A. Risk Factors," with particular attention to the following risk factors: "*We depend on a single contract manufacturer and any disruption in this relationship may cause us to fail to meet the demands of our customers and damage our customer relationships. Additionally, in the event we elect to change our manufacturer, qualifying a new contract manufacturer and commencing commercial scale production are expensive and time-consuming and could affect our business.;*" "*We and our contract manufacturer rely on a single or limited sources for supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products.;*" and "*The hardware products that we purchase from our third-party vendors all have life cycles, and some of those products have reached their end-of life cycles. If we are unable to correctly estimate future requirements for these products, it could harm our operating results or business.*"

At December 31, 2010, we had 26 employees responsible for supply chain management, worldwide procurement, order fulfillment, product quality and technical operations.

Backlog

Generally we sell products and services pursuant to purchase orders issued under master agreements that govern the general commercial terms and conditions of the sale. These agreements typically do not obligate customers to purchase any minimum or guaranteed quantities, nor do they generally require up front cash deposits. At any given time, we have orders for products that have not yet been shipped and for services (including our customer support obligations) that have not yet been performed. We also have orders relating to products that have been delivered and services that have been performed but have not yet been accepted by the customer under the applicable purchase terms. We include both of these situations in our calculation of backlog. Our customers typically have the right to change or even cancel their orders with limited advance noticed, and without significant penalty. A backlogged order may not result in revenue in a particular period, and the actual revenue recognized in a quarter may not equal the amount of backlog we have ascribed to it. Because of these conditions, we do not believe that backlog should be viewed as a reliable indicator of our future performance.

Employees

At December 31, 2010, we had a total of 968 employees, including 506 in research and development, 137 in sales and marketing, 194 in customer support and professional services, 26 in manufacturing, 49 in finance and 56 in information technology and administration. Our employees are not represented by any collective bargaining agreement. We believe our relations with our employees are good.

Geographic Information

Information regarding the geographic components of our revenue is provided in Note 19 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. Information regarding the geographic components of our property and equipment is provided in Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Additional Information

We were incorporated in August 1997 as a Delaware corporation. Our principal executive offices are located at 4 Technology Park Drive, Westford, MA 01886. Our telephone number at our principal executive offices is 978-614-8100.

This Annual Report on Form 10-K, as well as all other reports filed with or furnished to the United States Securities and Exchange Commission (the "SEC"), are available free of charge through our Internet site (*http://www.sonusnet.com*) once we electronically file such material with, or furnish it to, the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and other financial information appearing elsewhere in this Annual Report on Form 10-K. The following discussion contains forward- looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the "safe harbor" created by those sections. In particular, statements contained in this Annual Report on Form 10-K that are not historical facts, including but not limited to statements concerning revenues, revenue recognition, cost of revenues, operating expenses, research and development expenses, sales and marketing expenses, general and administrative expenses, employee-related costs, our ability to attract and retain qualified personnel, valuations of investments, valuation of stock-based awards, and liquidity, constitute forward-looking statements and are made under these safe harbor provisions. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "could," "seek," "intends," "plans," "estimates," "anticipates," or other comparable terms. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed in greater detail under the heading "Risk Factors" in evaluating our forward-looking statements. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our industry and ourselves, and we do not undertake an obligation to update our forward-looking statements to reflect future events or circumstances.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before buying our common stock. If any of the following risks actually occurs, our business,

financial condition and results of operations could be materially adversely affected, the trading price of our common stock could decline materially and you could lose all or part of your investment.

Our quarterly revenue and operating results are unpredictable and may fluctuate significantly from quarter to quarter, which could adversely affect our business, financial condition, results of operations and the trading price of our common stock.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Generally, purchases by service providers of telecommunications equipment from manufacturers have been unpredictable and clustered, rather than steady, as the service providers build out their networks. The primary factors that may affect our revenues and operating results include the following:

- consolidation within the telecommunications industry, including acquisitions of or by our customers;
- general economic conditions, as well as those specific to the telecommunications, networking and related industries;
- a general economic downturn that impacts the purchasing decisions of our significant customers or the timing and size of their orders, including work stoppages;
- fluctuation in demand for our voice infrastructure products and the timing and size of customer orders;
- fluctuations in foreign exchange rates;
- the cancellation or deferral of existing customer orders or the renegotiation of existing contractual commitments;
- the mix of product configurations sold;
- the length and variability of the sales cycle for our products;
- the application of complex revenue recognition accounting rules to our customer arrangements;
- the timing of revenue recognition;
- changes in our pricing policies, the pricing policies of our competitors and the prices of the components of our products;
- new product introductions and enhancements by our competitors or by us, including new sales distribution channels;
- our ability to develop, introduce and ship and successfully deliver new products and product enhancements that meet customer requirements in a timely manner;
- our reliance on contract manufacturers for the production and shipment of our hardware products;
- our ability to obtain sufficient supplies of sole or limited source components;
- our ability to attain and maintain production volumes and quality levels for our products;
- costs related to acquisitions; and
- corporate restructurings.

As with other telecommunications product suppliers, we may recognize a portion of our revenue in a given quarter from sales booked and shipped in the last weeks of that quarter. As a result, delays in customer orders may result in delays in shipments and recognition of revenue beyond the end of a given quarter.

10-K

A significant portion of our operating expenses is fixed in the short-term. If revenues for a particular quarter are below expectations, we may not be able to reduce costs and expenses proportionally for that quarter. Any such revenue shortfall would, therefore, have a significant effect on our operating results for that quarter.

We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors, which may adversely affect our stock price.

Our stock price has been and may continue to be volatile.

The market for technology stocks has been, and will likely continue to be, volatile. The following factors could cause the market price of our common stock to fluctuate significantly:

- continued activism by any single large stockholder or combination of stockholders;
- addition or loss of any major customer;
- consolidation and competition in the telecommunications industry;
- changes in the financial condition or anticipated capital expenditure purchases of any existing or potential major customer;
- economic conditions for the telecommunications, networking and related industries;
- quarterly variations in our bookings, revenues and operating results;
- changes in financial estimates by securities analysts;
- speculation in the press or investment community;
- announcements by us or our competitors of significant contracts, new products or acquisitions, distribution partnerships, joint ventures or capital commitments;
- sales of common stock or other securities by us or by our stockholders in the future;
- securities and other litigation;
- announcement of a stock split, reverse stock split, stock dividend or similar event; and/or
- emergence or adoption of new technologies or industry standards.

We have incurred net losses and may incur additional net losses.

We have incurred net losses in fiscal 2010, fiscal 2009 and fiscal 2008. We may incur additional net losses in future quarters and years. Our revenues may not grow and we may never generate sufficient revenues to sustain profitability.

World-wide efforts to cut capital spending, general economic uncertainty and a weakened global economy could have a material adverse effect on us.

We are unable to predict the duration and severity of the current economic conditions and disruption in financial markets or their effects on our business and results of operations, but the consequences may be materially adverse and more severe than other recent economic slowdowns. Continuing market upheaval may have an adverse affect on us because we are dependent on customer behavior. Economic conditions worldwide and the recent financial downturn may continue to contribute

to slowdowns in the communications and networking industries, as well as to specific segments and markets in which we operate, resulting in:

- reduced demand for our products as a result of our customers choosing to refrain from building capital intensive networks;
- increased price competition for our products, not only from our competitors, but also as a consequence of customers disposing of unutilized products;
- risk of excess and obsolete inventories;
- excess facilities and manufacturing capacity; and/or
- higher overhead costs as a percentage of revenue and higher interest expense.

Continuing turmoil in the geopolitical environment in many parts of the world, including terrorist activities and military actions, particularly the continuing tension in Southeast Asia, the Middle East and Africa may continue to put pressure on global economic conditions. Our operating results and our ability to expand into other international markets may also be affected by changing economic conditions particularly germane to that segment or to particular customer markets within that segment.

Some of our current or prospective customers may cancel or delay spending on the development or roll-out of capital and technology projects with us due to the continuing economic uncertainty and, consequently, our results of operations may be adversely affected. In addition, the current negative worldwide economic conditions and market instability make it increasingly difficult for us, our customers and our suppliers to accurately forecast future product demand, which could result in an inability to satisfy demand for our products and a loss of market share.

Our revenues are likely to decline in such circumstances and our profit margins could erode. In addition, in the event of extreme prolonged events, such as the global credit crisis, we could incur significant losses. Factors such as consumer spending, business investment, volatility and strength of the capital markets and information all affect the business and economic environment, and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our products could be adversely affected. If global economic and market conditions, or economic conditions in the United States or other key markets, continue to deteriorate, we may experience material impacts on our business, operating results and financial condition.

We are enhancing our sales strategy, which will include more significant engagements with distribution partners to sell our products. Disruptions to, or our failure to effectively develop and manage, our distribution channel and the processes and procedures that support it could adversely affect our ability to generate revenues from the sale of our products. If we do not have adequate personnel, experience and resources to manage the relationships with our distribution partners and to fulfill our responsibilities under such arrangements, such shortcomings could lead to the decrease of the sales of our products and our operating results could suffer.

We are enhancing our sales strategy, which will include more significant engagement with distribution partners to sell our products. Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of value-added reseller and distribution partners. A portion of our revenue is derived through distribution partners, many of which sell competitive products. The loss of or reduction in sales by these distribution partners could materially reduce our revenues. If we fail to maintain relationships with these distribution partners, fail to develop new relationships with distribution partners in new markets, fail to manage, train, or provide incentives to existing distribution partners effectively or if these partners are not successful in their sales efforts,

sales of our products may decrease and our operating results could suffer. Moreover, if we do not have adequate personnel, experience and resources to manage the relationship with our distribution partners and to fulfill our responsibilities under such arrangements, any shortcomings could have a material adverse impact on our business, operating results and financial condition.

In addition, we recognize a portion of our revenue based on a sell-through model using information provided by our distribution partners. If those distribution partners provide us with inaccurate or untimely information, the amount or timing of our revenues could be adversely affected. We may also experience financial failure of distribution partners, which would result in our inability to collect accounts receivable in full. The current global economic downturn raises the potential of our customers incurring financial difficulties (including bankruptcy), which would adversely impact our results of operations and financial position as a result of lower customer sales and write-offs of uncollectible accounts receivable.

As the telecommunications industry and the requirements of our current and potential customers evolve, we are redirecting certain of our resources to more readily respond to the changing environment. If our strategic plan is not aligned with the direction our customers take as they invest in the evolution of their networks, customers may not buy our products or use our services.

Our strategic plan is designed to address the changing telecommunications industry's needs. This plan includes accelerating the shift in our investments from mature technologies that previously generated significant revenue for us toward certain next-generation technologies as well as working with more distribution partners to sell our products. Our choices of specific technologies to pursue, including all-IP-based solutions, and those to de-emphasize may prove to be inconsistent with our customers' investment spending.

We are dependent upon our voice infrastructure products, and our future revenues depend upon their commercial success.

Our future growth depends upon the commercial success of our voice infrastructure products and our solutions that are all-IP. We intend to develop and introduce new products and enhancements to existing products in the future; however, we may not successfully complete the development or introduction of these products. Further, the systems and software required to manage all-IP-based voice calls will need to evolve to support all types of media session types, not just voice. If our target customers do not adopt, purchase and successfully deploy our current or planned products, our revenues will not grow.

If we do not respond rapidly to technological changes or to changes in industry standards, our products could become obsolete.

The market for packet voice infrastructure products is likely to be characterized by rapid technological change and frequent new product introductions. We may be unable to respond quickly or effectively to these developments. We may experience difficulties with software development, hardware design, manufacturing or marketing that could delay or prevent our development, introduction or marketing of new products and enhancements. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products obsolete. If the standards adopted are different from those that we have chosen to support, market acceptance of our products may be significantly reduced or delayed. If our products become technologically obsolete, we may be unable to sell our products in the marketplace and generate revenues.

If we fail to compete successfully against telecommunications equipment and networking companies, our ability to increase our revenues and sustain profitability will be impaired.

Competition in the telecommunications market is intense. This market has historically been dominated by large incumbent telecommunications equipment companies, such as Alcatel-Lucent, NEC, Nokia Siemens, Huawei and Ericsson, all of which are our direct competitors. We also face competition from other telecommunications and networking companies, including Cisco Systems and Acme Packet, that design competing products. Other competitors may also merge, intensifying competition. Additional competitors with significant financial resources may enter our markets and further intensify competition.

Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial and other resources than we have. Further, some of our competitors sell significant amounts of other products to our current and prospective customers and have the ability to offer lower prices to win business. Our competitors' broad product portfolios, coupled with already existing relationships, may cause our customers to buy our competitors' products or harm our ability to attract new customers.

To compete effectively, we must deliver innovative products that:

- provide extremely high reliability and voice quality;
- deploy and scale easily and efficiently;
- interoperate with existing network designs and other vendors' equipment;
- provide effective network management;
- are accompanied by comprehensive customer support and professional services;
- provide a cost-effective and space efficient solution for service providers; and
- meet price competition from low cost equipment providers.

If we are unable to compete successfully against our current and future competitors, we could experience price reductions, order cancellations, loss of customers and revenues, and our operating results could be adversely affected.

If we do not anticipate and meet specific customer requirements or if our products do not interoperate with our customers' existing networks, we may not retain current customers or attract new customers.

To achieve market acceptance for our products, we must effectively anticipate, and adapt in a timely manner to, customer requirements and offer products and services that meet changing customer demands. Prospective customers may require product features and capabilities that our current products do not have. The introduction of new or enhanced products also requires that we carefully manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. If we fail to develop products and offer services that satisfy customer requirements, if we develop products and offer services that are not widely adopted by the telecommunications industry, or if we fail to effectively manage the transition from older products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers.

Many of our customers will require that our products be designed to interface with their existing networks, each of which may have different specifications. Issues caused by an unanticipated lack of interoperability may result in significant warranty, support and repair costs, divert the attention of our engineering personnel from our hardware and software development efforts and cause significant customer relations problems. If our products do not interoperate with those of our customers'

networks, installations could be delayed or orders for our products could be cancelled, which would seriously harm our gross margins and result in loss of revenues or customers. Additionally, our customers may decide to devote a significant portion of their budgets to evolving technology as they consider national or worldwide build-outs. Therefore, if the demand for our products is not strong and if our target customers do not adopt, purchase and successfully deploy our current or planned products, our revenues will not grow.

We expect that a majority of our revenue will be generated from a limited number of customers and we will not be successful if we do not grow our customer base.

To date, we have shipped our products to a limited number of customers. In fiscal 2010, one customer, AT&T, contributed approximately 21% of our revenue. The same customer contributed approximately 29% of our revenue in fiscal 2008. We did not have any single customer that contributed 10% or more of our revenue in fiscal 2009. Factors that may affect our ability to grow our customer base include the following:

- economic conditions that discourage potential new customers from making the capital investments required to adopt new technologies;
- deterioration in the general financial condition of service providers or their ability to raise capital or access lending sources; and/or
- new product introductions by our competitors.

If we are unable to expand our customer base, we will be forced to rely on generating recurring revenue from existing customers which may not be successful. Our future success will depend on our ability to attract additional customers beyond our current limited number.

If we are unable to generate recurring business from our limited number of existing customers, our financial position and results of operations could be materially and adversely affected.

We expect that in the foreseeable future, the majority of our revenue will continue to depend on sales of our products to a limited number of existing customers. Factors that may affect our ability to generate recurring revenues from our existing customers include the following:

- customer willingness to implement our new voice infrastructure products;
- acquisitions of or by our customers;
- delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;
- failure of our products to perform as expected; and/or
- difficulties we may incur in meeting customers' delivery requirements.

The loss of any significant customer or any substantial reduction in purchase orders from these customers could materially and adversely affect our financial position and results of operations.

Our large customers have substantial negotiating leverage, and they may require that we agree to terms and conditions that may have an adverse effect on our business.

Large telecommunications providers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may, among other things, require us to develop additional features, require penalties for failure to deliver such features, require us to partner with a certain reseller before purchasing our products and/or seek discounted product or service pricing. As we sell more products to this class of customer, we may be required to agree to such terms and conditions, which may affect the timing of revenue recognition, amount of deferred revenues or product and service margins and may adversely affect our financial position in certain reporting periods.

Due to our reliance on significant customer contracts, we have financial exposure to the continued financial stability of our customers.

Due to our reliance on significant customer contracts, we are dependent on the continued financial strength of our customers. The current economic crisis could have already had or could have in the future a material adverse affect on these customers. If one or more of our significant customers experience financial difficulties, it could result in uncollectible accounts receivable and our loss of significant customers and anticipated service revenue.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

Most of our sales are on an open credit basis, with typical payment terms of 30 to 45 days. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe our customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts. However, there can be no assurance that our open credit customers will pay the amounts they owe to us or that the reserves we maintain will be adequate to cover such credit exposure. Our customers' failure to pay and/or our failure to maintain sufficient reserves could have a material adverse effect on our operating results and financial condition. Additionally, in the event that the ongoing turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business, operating results and financial condition.

A portion of our sales are derived through our distributors. As distributors tend to have more limited financial resources than other resellers and end-user customers, they generally represent sources of increased credit risk.

The current global economic downturn raises the potential of our customers incurring financial difficulties (including bankruptcy), which would adversely impact our results of operations and financial position as a result of lower customer sales and write-offs of uncollectible accounts receivable.

We may face risks associated with our international expansion that could impair our ability to grow our international revenues.

International revenue approximated $80 million, or approximately 32% of revenue, in fiscal 2010, $69 million, or approximately 30% of revenue, in fiscal 2009 and $94 million, or approximately 30% of revenue, in fiscal 2008. We intend to continue to expand our sales in international markets. This expansion has and will continue to require significant management attention and financial resources to successfully develop direct and indirect international sales and support channels. In addition, we may not be able to develop international market demand for our products, which could impair our ability to grow our revenues. We have limited experience marketing, distributing and supporting our products internationally and, to do so, we expect that we will need to develop versions of our products that comply with local standards. Furthermore, international operations are subject to other inherent risks, including:

- reliance on distributors and resellers;
- greater difficulty collecting accounts receivable and longer collection cycles;
- difficulties and costs of staffing and managing international operations;
- the impact of differing technical standards outside the United States;
- the impact of the current global economic downturn and related market uncertainty;
- changes in regulatory requirements and currency exchange rates;

- compliance with international trade, customs and export control regulations;
- certification requirements and/or approval by a government authority;
- reduced protection for intellectual property rights in some countries;
- potentially adverse tax consequences;
- considerations that affect government and service provider spending patterns;
- health or similar issues, such as pandemic or epidemic; and
- political, social and economic instability.

If we fail to manage the operational and financial risks associated with our international operations, it could have a material adverse effect on our business, results of operations and financial condition.

We operate in international and emerging markets. In many international markets, long-standing relationships between potential customers and their local suppliers and protective regulations, including local content requirements and approvals, create barriers to entry. In addition, pursuing international opportunities may require significant investments for an extended period before returns on those investments, if any, are realized, which may result in expenses growing at a faster rate than revenues. Furthermore, those opportunities could be adversely affected by, among other factors: reversals or delays in the opening of foreign markets to new competitors or the introduction of new technologies into those markets; government regulations delaying and/or prohibiting potential sales or increasing the cost of doing business in such markets; a challenging pricing environment in highly competitive new markets; exchange controls; restrictions on repatriation of cash; nationalization or regulation of local industry; economic, social and political risks; taxation; challenges in staffing and managing international opportunities; and acts of war or terrorism.

Difficulties in foreign financial markets and economies and of foreign financial institutions, particularly in emerging markets, could adversely affect demand from customers in the affected countries. An inability to maintain our business in international and emerging markets while balancing the higher operational and financial risks associated with these markets could have a material adverse effect on our business, results of operations and financial condition.

Our use and reliance upon development resources in India may expose us to unanticipated costs and/or liabilities.

We have a significant development center in Bangalore, India and, in recent years, have increased headcount and development activity at this facility. The employees at this facility consist principally of research and development personnel. There is no assurance that our reliance upon development resources in India will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our development efforts and other operations in India involve significant risks, including:

- difficulty hiring and retaining appropriate engineering and management resources due to intense competition for such resources and resulting wage inflation;
- the knowledge transfer related to our technology and resulting exposure to misappropriation of intellectual property or information that is proprietary to us, our customers and other third parties;
- heightened exposure to changes in economic, security and political conditions in India; and
- fluctuations in currency exchange rates and tax compliance in India.

Difficulties resulting from the factors noted above and other risks related to our operations in India could expose us to increased expense, impair our development efforts, harm our competitive position and damage our reputation.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely have an adverse effect on our business, operating results and financial condition.

We may face risks related to litigation that could result in significant legal expenses and settlement or damage awards.

In the past, we have been named as a defendant in securities class action and derivative lawsuits. We are generally obliged, to the extent permitted by law, to indemnify our current and former directors and officers who are named as defendants in these lawsuits. While we currently expect that the matters pending in our current securities litigation have been or are close to being resolved, defending against existing and potential litigation may require significant attention and resources of management. Regardless of the outcome, such litigation will result in significant legal expenses. If our defenses in any of our pending litigation are ultimately unsuccessful, or if we are unable to achieve a favorable settlement, we could be liable for large damage awards that could have a material adverse effect on our business, results of operations and financial position.

For additional information on our pending litigation, please see Part I, Item 3 "Legal Proceedings" in this Annual Report on Form 10-K.

Our ability to compete and our business could be jeopardized if we are unable to protect our intellectual property or become subject to intellectual property rights claims, which could require us to incur significant cost; additionally, in some jurisdictions, our rights may not be as strong as we currently enjoy in the United States.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The legal systems of many foreign countries do not protect or honor intellectual property rights to the same extent as the legal system of the United States. It may be very difficult, time-consuming and costly for

us to attempt to enforce our intellectual property rights in these jurisdictions. If competitors are able to use our technology, our ability to compete effectively could be harmed.

In addition, we and our customers have received inquiries from intellectual property owners and may become subject to claims that we or our customers infringe their intellectual property rights. Any parties asserting that our products infringe upon their proprietary rights could force us to license their patents for substantial royalty payments or to defend ourselves and possibly our customers or contract manufacturers in litigation. These claims and any resulting licensing arrangement or lawsuit, if successful, could subject us to significant royalty payments or liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating or using our products that use the challenged intellectual property;
- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or
- redesign those products that use any allegedly infringing technology.

Any lawsuits regarding intellectual property rights, regardless of their success, would be time-consuming, expensive to resolve and would divert our management's time and attention. In addition, although historically our costs to defend lawsuits relating to indemnification provisions in our product agreements have been insignificant, the costs were significant in the fiscal 2008 and may be significant in future periods.

Because our products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after full deployment, which could seriously harm our business.

Our products are sophisticated and are designed to be deployed in large and complex networks. Because of the nature of our products, they can only be fully tested when substantially deployed in very large networks with high volumes of traffic. Some of our customers have only recently begun to commercially deploy our products and they may discover errors or defects in the software or hardware, or the products may not operate as expected. As we continue to expand our distribution channel through distributors and resellers, we will need to rely on and support their service and support organizations. If we are unable to fix errors or other performance problems that may be identified after full deployment of our products, we could experience:

- loss of, or delay in, revenues or increased expense;
- loss of customers and market share;
- failure to attract new customers or achieve market acceptance for our products;
- increased service, support and warranty costs and a diversion of development resources; and/or
- costly and time-consuming legal actions by our customers.

If we are not able to obtain necessary licenses of third-party technology at acceptable prices, or at all, our products could become obsolete.

We have incorporated third-party licensed technology into our current products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms or may be available to us but only at significantly escalated pricing. Additionally, we may not be able to replace the functionality provided by third-party software currently offered with our products if that software becomes obsolete, defective or incompatible with future versions of our products or is not adequately maintained or updated. The inability to maintain or

re-license any third-party licenses required in our current products or to obtain any new third-party licenses to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitiveness of our products. Any significant interruption in the availability of these third-party software products or defects in these products could harm our sales unless and until we can secure an alternative source. Although we believe there are adequate alternate sources for the technology licensed to us, such alternate sources may not provide us with the same functionality as that currently provided to us.

Because our products are deployed in large, complex networks around the world, failure to establish a support infrastructure and maintain required support levels could seriously harm our business.

Our products are deployed in large and complex networks around the world. Our customers expect us to establish a support infrastructure and maintain demanding support standards to ensure that their networks maintain high levels of availability and performance. To support the continued growth of our business, our support organization will need to provide service and support at a high level throughout the world. If we are unable to provide the expected level of support and service to our customers, we could experience:

- loss of customers and market share;
- a failure to attract new customers in new geographies;
- increased service, support and warranty costs and a diversion of development resources; and/or
- network performance penalties.

The hardware products that we purchase from our third-party vendors have life cycles, and some of those products have reached the end of their life cycles. If we are unable to correctly estimate future requirements for these products, it could harm our operating results or business.

Some of the hardware products that we purchase from our third-party vendors have reached the end of their life cycles. It may be difficult for us to maintain appropriate levels of the discontinued hardware to adequately ensure that we do not have a shortage or surplus of inventory of these products. If we do not correctly forecast the demand for such hardware, we could have excess inventory and may need to write off the costs related to such purchases. The write-off of surplus inventory could materially and adversely affect our operating results. However, if we underestimate our forecast and our customers place orders to purchase more products than are available, we may not have sufficient inventory to support their needs. If we are unable to provide our customers with enough of these products, it could make it difficult to retain certain customers, which could have a material and adverse affect on our business.

Man-made problems such as computer viruses or terrorism may disrupt our operations and harm our operating results.

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results and financial condition. Efforts to limit the ability of malicious third parties to disrupt the operations of the Internet or undermine our own security efforts may be met with resistance. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of the United States and other countries and create further uncertainties or otherwise materially harm our business, operating results and financial condition. Likewise, events such as work stoppages or widespread blackouts could have similar negative

impacts. The extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, operating results and financial condition could be materially and adversely affected.

Provisions of our stockholder rights plan, charter documents and Delaware law have anti-takeover effects that could prevent a change of control.

We adopted a three-year limited duration stockholder rights plan, commonly referred to as a "poison pill," on June 26, 2008. The stockholder rights plan, which will expire on June 26, 2011, is designed to protect stockholders, to the extent possible, from a creeping acquisition and other tactics to gain control of us without offering all stockholders an adequate price and control premium. Under the stockholder rights plan, the acquisition of 15% or more of our outstanding common stock by any person or group (which includes for this purpose common stock referenced in derivative transactions or securities), unless approved by our Board of Directors, will trigger the right of our stockholders (other than the acquirer of 15% or more of our common stock) to acquire additional shares of our common stock (and in certain cases, the shares of the potential acquirer), having a market value of twice the exercise price of each right. A person or group who beneficially owned 15% or more of the outstanding shares of our common stock prior to the adoption of the stockholder rights plan did not cause the rights to become exercisable upon adoption of the stockholder rights plan. However, such person or group would cause the rights to become exercisable (subject to certain limited exceptions) if it becomes the beneficial owner of additional shares of our common stock or if its beneficial ownership decreases below 15% and subsequently increases to 15% or more. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, our stockholder rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our Board of Directors regarding that acquisition.

In addition, provisions of our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Actions that may be taken by significant stockholders may divert the time and attention of our board of directors and management from our business operations.

Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. In 2009, we entered into a letter agreement with our then-largest stockholder, pursuant to which we agreed to take certain actions related to our corporate governance. While we believe we have satisfied in full our obligations under such letter agreement, there can be no assurance that such stockholder and/or any other stockholder will not pursue actions to effect changes in our management and strategic direction, including through the solicitation of proxies from our stockholders. If a proxy contest were to be pursued by any stockholder, it could result in substantial expense to us, consume significant attention of our management and Board of Directors, and disrupt our business.

Failure or circumvention of our controls and procedures could impair our ability to report accurate financial results and could seriously harm our business.

Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. The failure or circumvention of our controls, policies and procedures could impair our ability to report accurate financial results and could have a material adverse effect on our business, results of operations and financial position.

Changes in our business strategy related to product and maintenance offerings and pricing could affect revenue recognition.

Our business strategy and competition within the industry could exert pricing pressure on our maintenance offerings. Changes in our product or maintenance offerings/packages and related pricing could affect the amount of revenue recognized in a reporting period.

Any changes to existing accounting pronouncements or taxation rules or practices may cause adverse fluctuations in our reported results of operations or affect how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements, taxation rules and varying interpretations of accounting pronouncements or taxation rules have occurred in the past and may occur in the future. The change to existing rules, future changes, if any, or the need for us to modify a current tax position may adversely affect our reported financial results or the way we conduct our business. For example, Accounting Standards Update 2009-13 will become effective for us in fiscal 2011. Although we do not expect the adoption of this standard to have a material impact on our financial statements, actual results may differ. In addition, the International Accounting Standards Board and Financial Accounting Standards Board joint project on a new revenue recognition standard is expected to be finalized in 2011 and could be effective for companies as early as 2014. We have not yet assessed the impact of adopting this potential new standard.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or intangible assets may not be recoverable include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, significant change in circumstances relative to a large customer, significant decline in our stock price for a sustained period and decline in our market capitalization to below net book value. In connection with the preparation of our financial statements for the second and fourth quarters of fiscal 2008, we identified several impairment indicators related to the intangible assets and goodwill allocated to Zynetix Ltd. and the intangible assets allocated to Atreus Systems, Inc. and performed assessments of the carrying value of these assets. As a result of these assessments, we recorded impairment charges aggregating $6.3 million for the year ended December 31, 2008, of which $3.6 million was included as a component of Loss from discontinued operations in our consolidated statement of operations. We may be required to record a significant charge to earnings in our financial statements in future periods if any additional impairment of our intangible assets or goodwill is determined, negatively impacting our results of operations.

If we fail to hire and retain needed personnel, the implementation of our business plan could slow or our future growth could halt.

Our business depends upon highly skilled technical, managerial, engineering, sales, marketing and customer support personnel. Competition for these personnel is intense, especially as the economy continues to recover. Any failure to hire, assimilate in a timely manner and retain needed qualified personnel, particularly engineering and sales personnel, could impair our growth and make it difficult to meet key objectives, such as timely and effective product introductions.

Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on to implement our business plan. With the exception of our key employees based in the European Union, none of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell, our products and achieve our business objectives.

We had four executive departures in fiscal 2010, including the departure of our Chief Operating Officer on December 30, 2010, our then-current President and Chief Executive Officer on October 12, 2010, our Vice President of Sales on September 30, 2010 and our then-current Chief Financial Officer on February 8, 2010. While we have since recruited executive officers to fill the positions of President and Chief Executive Officer, Chief Financial Officer and Chief Technology Officer, there is always a risk of uncertainty and instability relating to our ability to find highly qualified successors for certain executive positions and to transition the duties and responsibilities of any departing key executive in an orderly manner.

We have a limited number of shares available to issue to our employees, which could impact our ability to attract, retain and motivate key personnel.

We historically have used stock options as a significant component of our employee compensation program in order to align employees' interests with the interests of our stockholders, encourage employee retention, and provide competitive compensation packages. In 2007, our stockholders approved a stock incentive plan, which includes a limited amount of shares to be granted under such plan. It is not certain that our stockholders will approve an increase in the number of shares that we are authorized to issue under the stock incentive plan. The limited number of shares available for use as equity incentives to employees may make it more difficult for us to attract, retain and motivate key personnel.

Restructuring activities could adversely affect our ability to execute our business strategy.

During fiscal 2008, 2009 and 2010 we had a number of restructuring activities. These restructurings and any future restructurings, should it become necessary for us to continue to restructure our business due to worldwide market conditions or other factors that reduce the demand for our products and services, could adversely affect our ability to execute our business strategy in a number of ways, including:

- loss of key employees;
- diversion of management's attention from normal daily operations of the business;
- diminished ability to respond to customer requirements related to both products and services;
- disruption of our engineering and manufacturing processes, which could adversely affect our ability to introduce new products and to deliver products both on a timely basis and in accordance with the highest quality standards; and/or
- reduced ability to execute effectively internal administrative processes, including the implementation of key information technology programs.

If we are subject to employment claims, we could incur substantial costs in defending ourselves.

We may be subject to employment claims in connection with employee terminations. In addition, companies in our industry whose employees accept positions with competitors may claim that their competitors have engaged in unfair hiring practices. These claims may result in material litigation. We could incur substantial costs defending ourselves or our employees against those claims, regardless of

their merits. In addition, defending ourselves from those types of claims could divert our management's attention from our operations. The cost of employment claims may also increase as a result of our increasing international expansion. If we are found liable in connection with any employment claim, we may incur significant costs that could adversely impact our financial position and results of operations.

We depend upon a single contract manufacturer and any disruption in this relationship may cause us to fail to meet the demands of our customers and damage our customer relationships. Additionally, in the event we elect to change our manufacturer, qualifying a new contract manufacturer and commencing commercial scale production are expensive and time-consuming activities and could affect our business.

We rely on a contract manufacturer to manufacture our products according to our specifications and to fulfill orders on a timely basis. Reliance on a third-party manufacturer involves a number of risks, including a lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. Our contract manufacturer provides comprehensive manufacturing services, including assembly and certain tests of our products and procurement of materials. Our contract manufacturer also builds products for other companies and may not always have sufficient quantities of inventory available to fulfill our orders or may not allocate their internal resources to fulfill these orders on a timely basis. We neither have a long-term supply contract with our manufacturer nor internal manufacturing capabilities to meet our customers' demands. Moreover, our manufacturer is not required to manufacture products for any specified period. In the event we elect to change our manufacturer, qualifying a new contract manufacturer and commencing commercial scale production are expensive and time-consuming activities and could result in a significant interruption in the supply of our products. If a change in contract manufacturers results in delays in our fulfillment of customer orders or if a contract manufacturer fails to make timely delivery of orders, we may lose revenues and suffer damage to our customer relationships.

We and our contract manufacturer rely on single or limited sources for supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products.

We and our contract manufacturer currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis. If we overestimate our component and finished goods requirements, we could have excess inventory, which would increase our costs. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and revenues. Moreover, we cannot be certain or provide any assurance that our contract manufacturer will accept any or all of the purchase orders and agree to supply any or all of the quantities requested. Additionally, if our contract manufacturer underestimates our requirements, they may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments. If any of our sole or limited source suppliers experience capacity constraints, work stoppages or other reductions or disruptions in output, they may not be able to meet, or may choose not to meet, our delivery schedules. In light of the continuing downturn in the global economic conditions, there is also a risk that our distributors could experience interruptions in production or operations or alter our current arrangements. If our supply of any key components is disrupted, we may be unable to deliver our products to our customers on a timely basis, which could result in lost or delayed revenue, injury to our reputation, increased manufacturing costs and exposure to claims by our customers. Even if alternate suppliers are available, we may have difficulty identifying them in a timely manner, incur significant additional expense in changing suppliers, and experience difficulties or delays in the manufacturing of our products. Any failure to meet our customers' delivery requirements could harm our reputation and may have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We currently do not have long-term supply contracts with our component suppliers and they are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. In the event of a disruption or delay in supply, or inability to obtain products, we may not be able to develop an alternate source in a timely manner or at favorable prices, or at all. A failure to find acceptable alternative sources could hurt our ability to deliver high-quality products to our customers and negatively affect our operating margins. In addition, reliance on our suppliers exposes us to potential supplier production difficulties, quality variations and unforeseen price increases. Our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of key components would seriously adversely affect our ability to meet these dates and could result in legal action by our customers, loss of customers or harm our ability to attract new customers. Additionally, any unforeseen price increases could reduce our profitability or force us to increase our prices, which could result in a loss of customers or harm our ability to attract new customers.

Failure by our strategic partners or by us in integrating products provided by our strategic partners could seriously harm our business.

Our solutions include the integration of products supplied by strategic partners, who offer complementary products and services. We rely on these strategic partners in the timely and successful deployment of our solutions to our customers. If the products provided by these partners have defects or do not operate as expected, if the services provided by these partners are not completed in a timely manner, or if we do not effectively integrate and support products supplied by these strategic partners, then we may have difficulty with the deployment of our solutions that may result in:

- loss of, or delay in, revenues;
- increased service, support and warranty costs and a diversion of development resources; and
- network performance penalties.

In addition to cooperating with our strategic partners on specific customer projects, we also may compete in some areas with these same partners. If these strategic partners fail to perform or choose not to cooperate with us on certain projects, in addition to the effects described above, we could experience:

- loss of customers and market share; and
- a failure to attract new customers or achieve market acceptance for our products.

Any investments or acquisitions we make could disrupt our business and seriously harm our financial condition.

In addition to investing in organic growth, we will consider other compelling opportunities to deliver greater shareholder value, if and when such opportunities arise. In the event of future investments or acquisitions, we could:

- issue stock that would dilute our current stockholders' percentage ownership;
- reduce significantly our cash and investments;
- incur debt or assume liabilities;
- incur significant impairment charges related to the write-off of goodwill and intangible assets;
- incur significant amortization expenses related to intangible assets; and/or
- incur large and immediate write-offs for in-process research and development and stock-based compensation.

Our integration of any acquired products, technologies or businesses could also involve numerous risks, including:

- problems and unanticipated costs associated with combining the purchased products, technologies or businesses;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering markets in which we have limited or no prior experience;
- potential loss of key employees, particularly those of the acquired organizations; and
- integration of internal controls and financial systems.

We may be unable to successfully integrate any products, technologies, businesses or personnel that we might acquire in the future without significant costs or disruption to our business.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because a portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside the United States where we often sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials from sources outside the United States.

Consolidation in the telecommunications industry could harm our business.

The telecommunications industry has experienced consolidation and we expect this trend to continue. Consolidation among our customers may cause delays or reductions in capital expenditure plans and/or increased competitive pricing pressures as the number of available customers declines and their relative purchasing power increases in relation to suppliers. Any of these factors could adversely affect our business.

Regulation of the telecommunications industry could harm our operating results and future prospects.

The telecommunications industry is highly regulated and our business and financial condition could be adversely affected by the changes in the regulations relating to the telecommunications industry. Currently, there are few laws or regulations that apply directly to access to or delivery of voice services on IP networks. We could be adversely affected by regulation of IP networks and commerce in any country where we operate, including the United States. Such regulations could include matters such as voice over the Internet or using Internet protocol, encryption technology, and access charges for service providers. The adoption of such regulations could decrease demand for our products, and at the same time increase the cost of selling our products, which could have a material adverse effect on our business, operating results and financial position.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters is located in a leased facility in Westford, Massachusetts, consisting of 97,500 square feet under a lease that expires in August 2018. In addition to our corporate headquarters, we maintained, as of December 31, 2010, the following active facilities:

Location	Principal use	Square footage (approximate)	Lease expiration
Bangalore, India	Engineering/development	164,000*	April 2012
Freehold, New Jersey	Engineering/development	28,500	February 2016
Richardson, Texas	Customer support	18,700	January 2015
Swindon, United Kingdom	Engineering/development	10,100	June 2011
Tokyo, Japan	Sales and customer support	7,200	September 2011
Staines, United Kingdom	Sales and customer support	4,300	November 2012
Darmstadt, Germany	Sales and customer support	1,000	October 2012

* These facilities are being consolidated into a single location. As a result, the Company will occupy approximately 70,000 square feet in India in fiscal 2011.

As of December 31, 2010, we also leased short-term office space in Colorado, China, Czech Republic, France, Mexico and the United Arab Emirates. We believe our existing facilities are adequate for our current needs and that suitable additional space will be available as needed.

Item 3. Legal Proceedings

2001 IPO Litigation

In November 2001, a purchaser of the Company's common stock filed a complaint in the United States District Court for the Southern District of New York (the "District Court") against the Company, two of its officers and the lead underwriters alleging violations of the federal securities laws in connection with the Company's initial public offering ("IPO") and seeking unspecified monetary damages. The purchaser seeks to represent a class of persons who purchased the Company's common stock between the date of the IPO on May 24, 2000 and December 6, 2000. The amended complaint, filed in April 2002, alleges that the Company's registration statement contained false or misleading information or omitted to state material facts concerning the alleged receipt of undisclosed compensation by the underwriters and the existence of undisclosed arrangements between the underwriters and certain purchasers to make additional purchases in the after market. The claims against the Company are asserted under Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 11 of the Securities Act of 1933, as amended (the "Securities Act"), and against the individual defendants under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act. Other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly-traded companies and their IPO underwriters which, along with the actions against the Company, have been transferred to a single federal judge for purposes of coordinated case management.

On July 15, 2002, the Company, collectively with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints on various legal grounds common to all or most of the issuer defendants. The plaintiffs voluntarily dismissed the claims against many of the individual defendants, including the Company's officers named in the complaint. On February 19, 2003, the District Court granted a portion of the motion to dismiss by dismissing the Section 10(b) claims against certain defendants, including the Company, but denied the remainder of the motion as to the defendants.

In October 2004, the District Court certified the class in a case against certain defendants. On August 31, 2005, the District Court approved the terms of the proposed settlement.

On December 5, 2006, the United States Court of Appeals for the Second Circuit (the "Second Circuit") reversed the District Court's October 2004 order certifying a class. On October 5, 2009, the District Court issued an opinion granting the plaintiffs' motion for final approval of a new settlement, approval of the plan of distribution of the settlement fund and certification of the settlement classes. An Order and Final Judgment was entered on January 14, 2010.

On October 7, 2010, all but two parties who had filed a notice of appeal filed a stipulation with the Second Circuit withdrawing their appeals with prejudice, and one of the remaining objectors filed a brief in support of his appeal. On December 8, 2010, plaintiffs moved to dismiss with prejudice the appeal filed by one of the two appellants based on alleged violations of the Second Circuit's rules, including failure to serve, falsifying proofs of service, and failure to include citations to the record. The motion was fully briefed as of December 30, 2010, but the Second Circuit has not yet ruled on the motion. The filing of plaintiffs' motion tolled the deadline for appellees to file answering briefs on both appeals. If the District Court's order is upheld on appeal, the Company would have no material liability in connection with this litigation, and this litigation would be resolved.

On October 5, 2007, Vanessa Simmonds, a purported shareholder, filed a complaint in the United States District Court for the Western District of Washington (the "Western District Court") for recovery of short-swing profits under Section 16(b) of the Exchange Act against the underwriters of the IPO in 2000. On February 28, 2008, the plaintiff filed an amended complaint asserting substantially similar claims as set forth in the initial complaint. The amended complaint seeks recovery against the underwriters for profits they received from the sale of the Company's common stock in connection with the IPO. The Company was named as a nominal defendant but has no liability for the asserted claims. No Sonus officers or directors were named in the amended complaint. On March 12, 2009, the Western District Court entered its judgment in the case and granted the moving issuers' motion to dismiss, finding plaintiff's demand letters were insufficient to put the issuers on notice of the claims asserted against them. The Western District Court also granted the underwriters' motion to dismiss as to the claims arising from the non-moving issuers' IPOs, finding plaintiff's claims were time-barred under the applicable statute of limitations.

Following an appeal to the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"), on December 2, 2010, the Ninth Circuit affirmed the Western District Court's decision to dismiss the moving issuers' cases (including the Company's) on the grounds that plaintiff's demand letters were insufficient to put the issuers on notice of the claims asserted against them and further ordered that the dismissals be made with prejudice. The Ninth Circuit, however, reversed and remanded the Western District Court's decision on the underwriters' motion to dismiss as to the claims arising from the non-moving issuers' IPOs, finding plaintiff's claims were not time-barred under the applicable statute of limitations. In remanding, the Ninth Circuit advised the non-moving issuers and underwriters to file in the Western District Court the same challenges to plaintiff's demand letters that moving issuers had filed.

On January 18, 2011, the Ninth Circuit denied all petitions for rehearing and petitions for rehearing en banc. On January 25, 2011, the Ninth Circuit granted the underwriters' motion to stay the issuance of the mandate and ordered that the mandate in the cases involving the non-moving issuers is stayed for ninety days pending the filing of a petition for writ of certiorari in the United States Supreme Court. On January 26, 2011, the Ninth Circuit granted the appellant's motion to stay the issuance of the mandate and ruled that the mandate in all cases (including the Company's and other moving issuers) is stayed for ninety days pending the appellant's filing of a petition for writ of certiorari in the United States Supreme Court. The Company currently believes that the outcome of this litigation will not have a material adverse impact on its financial position or results of operations.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is quoted on the NASDAQ Global Select Market under the symbol "SONS." All companies listed on the NASDAQ Global Select Market are required to comply with certain continued listing standards.

The following table sets forth, for the time periods indicated, the high and low sale prices of our common stock as reported on the NASDAQ Global Select Market.

	High	Low
Fiscal 2010		
First quarter	$2.83	$1.75
Second quarter	$2.97	$2.21
Third quarter	$3.70	$2.59
Fourth quarter	$3.75	$2.50
Fiscal 2009		
First quarter	$2.01	$1.09
Second quarter	$2.45	$1.51
Third quarter	$2.35	$1.43
Fourth quarter	$2.29	$1.82

The Company held its Annual Meeting of Stockholders on June 16, 2010, at which the stockholders approved the proposal to grant to the Board of Directors of the Company discretionary authority to amend and restate the Company's Fourth Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of the Company's common stock at ratio of not less than 1-for-3 and not more than 1-for-6. As of the date of this filing, the Board of Directors of the Company has not yet determined to implement a reverse stock split of the Company's common stock.

Holders

At February 22, 2010, there were approximately 570 holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends and have no present intention to pay cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We have not announced any current plans or programs to repurchase shares of our common stock. However, upon vesting of restricted stock awards, our employees are permitted to return to us a portion of the newly vested shares to satisfy the tax withholding obligations that arise in connection

with such vesting. The following table summarizes repurchases of our common stock during the fourth quarter of fiscal 2010, which represent shares returned to satisfy tax withholding obligations:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2010 to October 31, 2010	400,760	$3.65	—	—
November 1, 2010 to November 30, 2010	4,856	$2.84	—	—
December 1, 2010 to December 31, 2010	124,615	$2.69	—	—
Total	530,231	$3.42	—	—

Performance Graph

The following performance graph compares the cumulative total return to stockholders for our common stock for the period from December 31, 2005 through December 31, 2010 with the cumulative total return over the same period on the NASDAQ Composite Index and the NASDAQ Telecommunications Index. The comparison assumes an investment of $100 on December 31, 2005 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends, if any. The performance shown is not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Sonus Networks, Inc., the NASDAQ Composite Index and the NASDAQ Telecommunications Index


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
Sonus Networks, Inc.
NASDAQ Composite
NASDAQ Telecommunications

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	December 31,					
	2005	2006	2007	2008	2009	2010
Sonus Networks, Inc.	$100.00	$177.15	$156.72	$42.47	$ 56.72	$ 71.77
NASDAQ Composite	$100.00	$111.74	$124.67	$73.77	$107.12	$125.93
NASDAQ Telecommunications	$100.00	$131.50	$146.22	$85.43	$118.25	$129.78

10-K

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Consolidated Statement of Operations Data (In thousands, except per share amounts)	Year ended December 31,				
	2010	2009	2008(1)	2007	2006(2)
Revenue:					
Product	$146,583	$136,276	$ 203,387	$225,644	$203,592
Service	102,724	91,220	109,758	93,771	75,891
Total revenue	249,307	227,496	313,145	319,415	279,483
Cost of revenue:					
Product	48,163	38,893	74,274	90,976	70,823
Service	47,992	44,467	56,020	37,513	29,609
Total cost of revenue	96,155	83,360	130,294	128,489	100,432
Gross profit	153,152	144,136	182,851	190,926	179,051
Operating expenses:					
Research and development	62,786	59,864	73,098	78,898	55,446
Sales and marketing	51,033	48,929	74,364	81,602	65,748
General and administrative	49,391	43,217	62,045	56,652	35,366
Litigation settlement, net of insurance recovery	—	—	19,100	24,672	—
Impairment of intangible assets	—	—	2,727	—	—
Restructuring expense	1,501	3,510	702	—	—
Total operating expenses	164,711	155,520	232,036	241,824	156,560
Income (loss) from operations	(11,559)	(11,384)	(49,185)	(50,898)	22,491
Interest and other income (expense), net	1,561	3,993	12,710	19,297	15,405
Income (loss) from continuing operations before income taxes	(9,998)	(7,391)	(36,475)	(31,601)	37,896
Income tax benefit (provision)	(693)	2,459	(79,675)	8,474	64,958
Income (loss) from continuing operations	(10,691)	(4,932)	(116,150)	(23,127)	102,854
Loss from discontinued operations	—	—	(4,491)	(1,086)	—
Loss on sale of discontinued operations	—	—	(741)	—	—
Net income (loss)	$(10,691)	$ (4,932)	$(121,382)	$(24,213)	$102,854
Earnings (loss) per share:					
Basic:					
Continuing operations	$ (0.04)	$ (0.02)	$ (0.43)	$ (0.09)	$ 0.41
Discontinued operations	—	—	(0.02)	—	—
	$ (0.04)	$ (0.02)	$ (0.45)	$ (0.09)	$ 0.41
Diluted:					
Continuing operations	$ (0.04)	$ (0.02)	$ (0.43)	$ (0.09)	$ 0.40
Discontinued operations	—	—	(0.02)	—	—
	$ (0.04)	$ (0.02)	$ (0.45)	$ (0.09)	$ 0.40
Shares used to compute earnings (loss) per share:					
Basic	275,470	273,730	271,477	262,924	253,771
Diluted	275,470	273,730	271,477	262,924	258,338

Consolidated Balance Sheet Data (In thousands)	December 31,				
	2010	2009	2008	2007	2006
Cash and cash equivalents	$ 62,501	$125,323	$122,207	$118,933	$ 44,206
Short-term marketable securities	$258,831	$239,223	$180,786	$207,088	$256,485
Long-term investments	$ 87,087	$ 49,598	$ 84,965	$ 66,568	$ 60,189
Working capital	$323,477	$352,409	$327,088	$365,204	$312,197
Total assets	$555,954	$540,737	$535,585	$694,168	$589,604
Long-term deferred revenue, net of current portion	$ 42,811	$ 25,242	$ 37,991	$ 16,462	$ 33,787
Long-term liabilities, net of current portion	$ 4,138	$ 1,127	$ 1,865	$ 2,061	$ 1,467
Total stockholders' equity	$418,956	$414,238	$406,435	$493,704	$432,533

(1) Includes the results of operations of Atreus Systems, Inc. for the period subsequent to its acquisition by the Company on April 18, 2008 and $88.4 million of income tax expense related to the recording of a valuation allowance on certain deferred tax assets.

(2) Includes an income tax benefit of $82.6 million related to the reversal of a valuation allowance on certain deferred tax assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and other financial information appearing elsewhere in this Annual Report on Form 10-K. The following discussion contains forward- looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the "safe harbor" created by those sections. In particular, statements contained in this Annual Report on Form 10-K that are not historical facts, including but not limited to statements concerning revenues, revenue recognition, cost of revenues, operating expenses, research and development expenses, sales and marketing expenses, general and administrative expenses, employee-related costs, our ability to attract and retain qualified personnel, valuations of investments, valuation of stock-based awards, and liquidity, constitute forward-looking statements and are made under these safe harbor provisions. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "could," "seek," "intends," "plans," "estimates," "anticipates," or other comparable terms. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed in greater detail under the heading "Risk Factors" in evaluating our forward-looking statements. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our industry and ourselves, and we do not undertake an obligation to update our forward-looking statements to reflect future events or circumstances.

Overview

We are a leading provider of voice and data infrastructure solutions, including softswitch and session border control products for service providers and large enterprises. Our infrastructure solutions allow efficient and reliable delivery of voice and multimedia sessions over IP networks while allowing our customers to manage the flows of such sessions in their networks using business policies.

We sell our products principally through a direct sales force in the United States, Europe, the Middle East, Japan and Asia-Pacific. We continue to expand our presence into new geographies and markets through our relationships with regional channel partners.

Our target customers comprise both traditional and emerging communications service providers, including long-distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers, as well as enterprise customers. We also collaborate with our customers to identify and develop new advanced services and applications that they may offer to their customers.

On May 17, 2010, we announced the general availability of our NBS5200 Network Border Switch (the "NBS5200") as the first product on our next-generation ConnexIP platform. The NBS5200 complements our NBS9000 Network Border Switch as part of our Session Border Control ("SBC") solutions portfolio and provides SBC functionality, including media interworking, advanced routing and policy engine, and multi-access security gateway functionality. The ConnexIP platform is a platform for connecting, managing and securing IP session-based communications and represents a key element in our strategy to bring industry-leading performance and carrier grade reliability to the session management market, and represents a new foundation for the next generation of our IP-based products.

We continue to focus on the key elements of our strategy, designed to capitalize on our technology and market lead, and build a premier franchise in packet-based voice infrastructure solutions. We are currently focusing our major efforts on the following aspects of our business:

- leveraging our technology leadership to attract and retain key service providers;

- embracing the principles outlined by 3GPP and delivering the industry's most advanced IMS-ready suite;
- expanding and broadening our customer base by targeting specific market segments, such as wireless operators;
- assisting our customers' ability to differentiate themselves by offering a sophisticated application development platform and service creation environment;
- expanding our solutions to address emerging IP-based markets, such as network border switching;
- expanding our global sales, marketing, support and distribution capabilities;
- actively contributing to the standards definition and adoption process; and
- pursuing strategic transactions and alliances.

On August 24, 2010, we announced a restructuring initiative to close our offices in Ottawa, Canada and in Darmstadt, Germany, to relocate our Freehold, New Jersey facility to a smaller, more cost-effective space in the same area, and to reduce our workforce by 12 people, or approximately 1% of employees worldwide (the "2010" restructuring initiative"). We recorded $1.1 million of restructuring expense in the three months ended September 30, 2010, representing severance and related expenses for the headcount reduction component of the restructuring initiative. We recorded $0.4 million in the three months ended December 31, 2010 primarily related to the office closing in Ottawa, Canada. During the fourth quarter of fiscal 2010, as a result of changing business circumstances in those geographic areas, including the availability of suitable replacement facilities and certain customer relationships, we elected not to close our office in Darmstadt, Germany, or to relocate our Freehold, New Jersey facility. As a result, we do not expect to record restructuring expense related to either of these facilities. The payments related to the 2010 restructuring initiative were completed in fiscal 2010.

On May 20, 2010, we announced that Richard N. Nottenburg ("Dr. Nottenburg") planned to step down as President and Chief Executive Officer and a director of the Company by the end of March 2011. On October 8, 2010, Raymond P. Dolan ("Mr. Dolan") accepted an offer of employment as our President and Chief Executive Officer, effective October 12, 2010, succeeding Dr. Nottenburg. The costs related to Dr. Nottenburg's departure are included as a component of our General and administrative expenses in the year ended December 31, 2010.

On December 30, 2010, we announced that Gurudutt Pai ("Mr. Pai") was stepping down as Executive Vice President and Chief Operating Officer of the Company, effective immediately. The costs related to Mr. Pai's departure are included as a component of our General and administrative expenses in the year ended December 31, 2010.

We reported losses from operations of $11.6 million for fiscal 2010, $11.4 million for fiscal 2009 and $49.2 million for fiscal 2008.

We reported net losses of $10.7 million in fiscal 2010, $4.9 million in fiscal 2009 and $121.4 million in fiscal 2008. Our loss from continuing operations for fiscal 2008 was $116.2 million, and included $88.4 million of income tax expense related to a valuation allowance recorded on all of our net deferred tax assets in the United States.

Our revenue was $249.3 million in fiscal 2010, $227.5 million in fiscal 2009 and $313.1 million in fiscal 2008. Our gross profit was $153.2 million in fiscal 2010, $144.1 million in fiscal 2009 and $182.9 million in fiscal 2008. Our gross profit as a percentage of revenue ("total gross margin") was 61.4% in fiscal 2010, 63.4% in fiscal 2009 and 58.4% in fiscal 2008.

Our operating expenses were $164.7 million in fiscal 2010, compared to $155.5 million in fiscal 2009 and $232.0 million in fiscal 2008. Our fiscal 2010 operating expenses included $7.9 million of incremental costs in the aggregate related to the departures of Dr. Nottenburg and Mr. Pai, as well as $1.5 million of restructuring expense. Our fiscal 2009 operating expenses included $3.5 million of restructuring expense. Our fiscal 2008 operating expenses included $19.1 million of expense for litigation settlements, net of insurance recovery, in fiscal 2008 for litigation against certain of our customers alleging patent infringement of U.S. Patent No. 6,243,373 entitled "Method and Apparatus for Implementing a Computer Network Internet Telephone System" (the "C2 Patent Litigation") and a Consolidated Amended Complaint alleging that we made false and misleading statements about our products and business (the "2002 Securities Litigation"), $2.7 million of impairment charges for purchased intangible assets and $0.7 million of restructuring expense.

We recorded stock-based compensation expense of $15.3 million in fiscal 2010, $12.8 million in fiscal 2009 and $25.1 million in fiscal 2008.

Lower portfolio yield on our investments, coupled with slightly lower amounts invested in cash equivalents and marketable securities resulted in lower interest income, which was also a factor in our current year net loss. Interest income was $1.7 million in fiscal 2010, compared to $4.1 million in fiscal 2009 and $12.6 million in fiscal 2008.

Critical Accounting Policies and Estimates

Management's discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements. The significant accounting policies that we believe are the most critical include the following:

- Revenue recognition;
- Inventory valuation;
- Loss contingencies and reserves;
- Stock-based compensation;
- Goodwill and intangible assets; and
- Accounting for income taxes.

Revenue Recognition. We recognize revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectibility of the related receivable is probable under customary payment terms. When we have future obligations, including a requirement to deliver additional elements which are essential to the functionality of the delivered elements or for which vendor specific objective evidence of fair value ("VSOE") does not exist or when customer acceptance is required, we defer revenue recognition and related costs until those obligations are satisfied. If the only undelivered element is maintenance, then revenue is recognized ratably over the contractual maintenance term.

Many of our sales involve multiple-element arrangements. When a sale includes multiple elements, such as products, maintenance and/or professional services, we recognize revenue using the residual method, as we have not established VSOE for our products. Revenue associated with elements for which VSOE has been established is recorded based on the VSOE value; revenue associated with any undelivered elements that are considered not essential to the functionality of the product and for which VSOE has been established is deferred based on the VSOE value, and any remaining arrangement fee is then allocated to, and recognized as, product revenue. We have established VSOE for maintenance arrangements and some professional services. VSOE for maintenance and professional services is either determined by the price charged when the same element is sold separately or established by management having the relevant pricing authority. The Company's Pricing Committee has the relevant authority for establishing pricing for products and services. If we cannot establish VSOE for any undelivered element, including specified features and upgrades, we defer revenue on the entire arrangement until VSOE for all undelivered elements is known or all elements are delivered and all other revenue recognition criteria are met.

Revenue from maintenance and support services is recognized ratably over the service period. Earned maintenance revenue is deferred until the associated product is accepted by the customer and all other revenue recognition criteria have been met. Maintenance and support services include telephone support, return and repair support and unspecified rights to product upgrades and enhancements.

Revenue from installation services is generally recognized when the services are complete and all other revenue recognition criteria have been met. Revenue from other professional services for which VSOE has been established is typically recognized as the services are delivered if all other revenue criteria have been met.

Revenue from consulting, custom development and other professional services-only engagements is recognized as services are rendered, provided all other revenue recognition criteria have been met.

We sell the majority of our products directly to our service provider customers. For products sold to resellers and distributors with whom we have at least eight quarters of consistent history regarding the potential for product returns or refunds, or any form of concession, we recognize revenue on a sell-in basis. For all other resellers and distributors we recognize revenue on a sell-through basis.

Beginning in the fourth quarter of fiscal 2008, we concluded that we no longer had sufficient evidence of VSOE on maintenance services for one of our largest customers. Therefore, all revenue related to multiple element arrangements for this customer entered into beginning in the fourth quarter of fiscal 2008 was recognized ratably over the maintenance period. Revenue recognition on multiple element arrangements with this customer began when the only undelivered element of the arrangement was maintenance. Beginning in the fourth quarter of fiscal 2008, for orders from this customer that contain bundled product and maintenance, the Company has allocated a fixed percentage (which represents the maintenance renewal rate for its largest customers for which the Company has VSOE) of the arrangement fee to service revenue with the residual amount classified as product revenue. The Company has applied this methodology on a consistent basis.

We exclude any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction (i.e., sales, use, value added) from our revenue and costs. Reimbursement for out-of-pocket expenses is recorded as revenue.

We record deferred revenue for product delivered or services performed for which collection of the amount billed is either probable or has been collected but other revenue recognition criteria have not been satisfied. Deferred revenue includes customer deposits and amounts associated with maintenance contracts. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred revenue.

We defer recognition of incremental direct costs, such as cost of goods, commissions and third-party installation costs, until satisfaction of the criteria for recognition of the related revenue. Deferred incremental direct costs that relate to deferred revenue that is classified as current are classified as current assets. When a portion of the deferred revenue related to a customer arrangement is classified as long-term, the incremental costs relating to the arrangement are classified as noncurrent assets.

In October 2009, the Financial Accounting Standards Board ("FASB") issued an update to *Certain Arrangements that Include Software Elements,* which will require us to account for many of our multiple-element arrangements as non-software transactions and could impact the timing of revenue recognized in a reporting period. In October 2009, the FASB also issued an update to the accounting guidance used to determine the unit of accounting for multiple-element arrangements. These updates are more fully described in the "Recent Accounting Pronouncements" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations. These updates are effective for us beginning January 1, 2011. We currently do not believe that the implementation of these updates will have a material effect on our consolidated financial position or results of operations.

Inventory Valuation. We review inventory for both potential obsolescence and potential loss of value periodically. In this review, we make assumptions about the future demand for and market value of the inventory and based on these assumptions, estimate the amount of any excess, obsolete or slow-moving inventory.

We write down our inventories if they are considered to be obsolete or at levels in excess of forecasted demand. In these cases, inventory is written down to estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technical obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in the cost of revenue in the period the revision is made. To date, we have not been required to revise any of our assumptions or estimates used in determining our inventory valuations.

We write down our evaluation equipment at the time of shipment to our customers, as it is not probable that the inventory value will be realizable.

Loss Contingencies and Reserves. We are subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such amounts should be adjusted and record changes in estimates in the period they become known. We are subject to various legal claims, including securities litigation. We reserve for legal contingencies and legal fees when the amounts are probable and reasonably estimable. Our director and officer liability insurance policies provide only limited liability protection relating to the securities class action and derivative lawsuits against us and certain of our officers and directors.

Stock-Based Compensation. Our stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period.

We use the Black-Scholes valuation model for estimating the fair value on the date of grant of employee stock options. Determining the fair value of stock option awards at the grant date requires judgment regarding certain valuation assumptions, including the volatility of our stock price, expected term of the option, risk-free interest rate and expected dividends. Changes in such assumptions and estimates could result in different fair values and could therefore impact our earnings. Such changes

would not impact our cash flows. The fair value of restricted stock and performance stock awards is based upon our stock price on the grant date.

The amount of stock-based compensation expense recorded in any period for unvested awards requires estimates of the amount of stock-based awards that are expected to be forfeited prior to vesting, as well as assumptions regarding the probability that performance awards will be earned. Assuming it was probable that the performance conditions for all outstanding performance-based stock awards would be satisfied, we would have recognized approximately $500,000 of additional stock-based compensation expense in fiscal 2009. During fiscal 2010, we believed that it was probable that the performance conditions for all outstanding performance-based awards would be satisfied and accordingly, we recognized stock-based compensation expense related to such awards in fiscal 2010.

Goodwill and Intangible Assets. Goodwill is not amortized, but instead is tested for impairment at least annually, or if indicators of potential impairment exist. Intangible assets with estimated lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by comparing the carrying amount of the asset to future net undiscounted pretax cash flows expected to be generated by the asset. If these comparisons indicate that an asset is not recoverable, we will recognize an impairment loss for the amount by which the carrying value of the asset exceeds the related estimated fair value. Estimated fair value is based on either discounted future pretax operating cash flows or appraised values, depending on the nature of the asset. Considerable judgment is required to estimate discounted future operating cash flows. Judgment is also required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible or other long-lived assets. Factors that could indicate an impairment may exist include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, a significant change in circumstances relative to a large customer, a significant decline in our stock price for a sustained period and a decline in our market capitalization to below net book value. We must make assumptions about future cash flows, future operating plans, discount rates and other factors in the models and valuation reports. To the extent these future projections and estimates change, the estimated amounts of impairment could differ from current estimates. Our annual testing for impairment of goodwill is completed as of November 30 of each year. Our testing for fiscal 2010 and fiscal 2009 indicated that no impairment of goodwill existed. At November 30, 2010, the fair value of our reporting unit was well above the carrying value of our reporting unit.

Accounting for Income Taxes. Our provision for income taxes is comprised of a current and a deferred portion. The current income tax provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. We provide for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from tax net operating loss and credit carryforwards, depreciation, deferred revenue, stock-based compensation expense, accruals and reserves.

We assess the recoverability of any tax assets recorded on the balance sheet and provide any necessary valuation allowances as required. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative income in the most recent fiscal years, changes in the business in which we operate and our forecast of future taxable income. In determining future taxable income, we are responsible for assumptions utilized, including the amount of state, federal and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. Such assessment is completed on a jurisdiction by jurisdiction basis.

At December 31, 2010, we had valuation allowances of approximately $103 million to offset deferred tax assets of approximately $105 million. In the event we determine it is more likely than not we will be able to use a deferred tax asset in the future in excess of its net carrying value, the valuation allowance will be reduced, thereby increasing net earnings and increasing equity in the period such determination is made. We have approximately $7 million of deferred tax assets related to compensation expenses for financial reporting purposes that are not deductible for tax purposes until options are exercised or shares vest. As employees will not exercise the underlying options unless the current market price exceeds the option exercise price and our tax deduction for restricted shares is determined as the shares vest, the ultimate realization of this benefit is directly associated with the price of our common stock. At December 31, 2010, the Company's stock price of $2.67 was well below the weighted average exercise price of our common stock options of $4.40. We have recorded net deferred tax assets in some of our international subsidiaries. These amounts could change in future periods based upon our operating results and changes in tax law.

We provide for income taxes during interim periods based on the estimated effective tax rate for the full fiscal year. We record a cumulative adjustment to the tax provision in an interim period in which a change in the estimated annual effective tax rate is determined.

We have not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as we plan to permanently reinvest these amounts and have the ability to do so.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of recognized tax benefit is still appropriate. The recognition and measurement of tax benefits require significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Results of Operations

Years Ended December 31, 2010 and 2009

Revenue. Revenue for the years ended December 31, 2010 and 2009 was as follows (in thousands, except percentages):

	Year ended December 31,		Increase from prior year	
	2010	2009	$	%
Product	$146,583	$136,276	$10,307	7.6%
Service	102,724	91,220	11,504	12.6%
Total revenue	$249,307	$227,496	$21,811	9.6%

Product revenue is comprised of sales of our voice infrastructure products, including our GSX9000 and GSX4000 Open Services Switches, Network Border Switch (including our new NBS5200), PSX Policy & Routing Server, SGX Signaling Gateway, ASX Call Feature Server, IMX Service Delivery Platform, Sonus Insight Management System, ASX Access Gateway Control Function, the Insight *x*Authority Provisioning System and related product offerings. The increase in product revenue in fiscal 2010 compared to fiscal 2009 resulted from approximately $25 million of additional product revenue from AT&T, partially offset by approximately $15 million of lower product revenue from other customers. Revenue from our trunking and access products increased $9.8 million in fiscal 2010

10-K

compared to fiscal 2009. Revenue from our peering (NBS) products increased $0.5 million in fiscal 2010 compared to fiscal 2009. In fiscal 2010, we recognized $26.0 million of product revenue in the aggregate from 20 new customers. We recognized $16.9 million of product revenue in the aggregate from 7 new customers in fiscal 2009. We expect that our product revenue in fiscal 2011 will increase from 2010 levels.

For orders received after October 1, 2008 from AT&T, we concluded that we no longer had sufficient evidence of VSOE on maintenance services. As a result, all revenue related to multiple element arrangements for this customer entered into beginning in the fourth quarter of fiscal 2008 was recognized ratably over the arrangement's maintenance period, which ended December 31, 2010, provided all other revenue recognition criteria were met. Revenue recognition on multiple arrangements with AT&T began when the only undelivered element of the arrangement was maintenance. We recognized approximately $32 million of such product revenue in fiscal 2010 and approximately $7 million of such product revenue in fiscal 2009 from AT&T. We recognized approximately $15 million of such maintenance revenue in fiscal 2010 and approximately $9 million of such maintenance revenue in fiscal 2009 from AT&T. The increase in ratably recognized revenue from AT&T in fiscal 2010 compared to fiscal 2009 was due to fiscal 2010 orders being recognized as revenue over a shorter period than orders placed in fiscal 2009. In December 2010, we entered into a new maintenance agreement with AT&T, which covers the period from January 1, 2011 through April 30, 2013.

Service revenue is primarily comprised of hardware and software maintenance and support, network design, installation and other professional services. The increase in service revenue in fiscal 2010 compared to fiscal 2009 is attributable to $9.2 million of higher maintenance revenue and $2.3 million of higher professional services revenue. We recognized $3.1 million of maintenance revenue in the aggregate from 19 new customers in fiscal 2010 and $0.9 million of maintenance revenue in the aggregate from 8 new customers in fiscal 2009. We recognized $7.4 million of professional services revenue in the aggregate from 24 new customers in fiscal 2010 and $4.3 million of professional services revenue in the aggregate from 10 new customers in fiscal 2009.

In fiscal 2010, we had one customer, AT&T, that contributed 10% or more of our revenue. In fiscal 2009, we had no customers that contributed 10% or more of our revenue.

International revenue was approximately 32% of revenue in fiscal 2010 and approximately 30% of revenue in fiscal 2009. Due to the uneven ordering patterns of customers and the timing of project completions, we expect that the domestic and international components as a percentage of our revenue will fluctuate from quarter to quarter and year to year.

Our deferred product revenue was $39.8 million at December 31, 2010 and $47.7 million at December 31, 2009. Our deferred service revenue was $45.8 million at December 31, 2010 and $52.3 million at December 31, 2009. Our deferred revenue balance may fluctuate as a result of the timing of revenue recognition, customer payments, maintenance contract renewals, contractual billing rights and maintenance revenue deferrals included in multiple element arrangements.

Cost of Revenue/Gross Profit. Our cost of revenue consists primarily of amounts paid to third-party manufacturers for purchased materials and services, royalties, manufacturing and professional services personnel and related costs and provision for inventory obsolescence. Cost of revenue and gross profit

as a percentage of revenue ("gross margin") for the years ended December 31, 2010 and 2009 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase from prior year	
	2010	2009	$	%
Cost of revenue				
Product	$48,163	$38,893	$ 9,270	23.8%
Service	47,992	44,467	3,525	7.9%
Total cost of revenue	$96,155	$83,360	$12,795	15.3%
Gross margin				
Product	67.1%	71.5%		
Service	53.3%	51.3%		
Total gross margin	61.4%	63.4%		

The decrease in product gross margin in fiscal 2010 compared to fiscal 2009 is primarily due to changes in product and customer mix, including the completion in fiscal 2009 of a multi-year project for which the majority of costs had been recorded as period expense in fiscal 2008. These factors decreased our product gross margin by approximately four percentage points.

The increase in service gross margin in fiscal 2010 compared to fiscal 2009 is primarily attributable to higher service revenue against our relatively fixed cost base, which increased our service gross margin by approximately two percentage points, partially offset by higher third-party costs, which reduced our service gross margin by approximately one-half of one percentage point. Our service cost of revenue is relatively fixed in advance of any particular quarter and therefore, changes in service revenue will have a significant impact on service gross margins. Our higher fixed cost base in fiscal 2010 compared to fiscal 2009 is primarily related to our employee incentive program.

We believe that our gross margin over time will remain in our long-term financial model of 58% to 62%.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel expenses and prototype costs related to the design, development, testing and enhancement of our products. Research and development expenses for the years ended December 31, 2010 and 2009 were as follows (in thousands, except percentages):

Year ended December 31,		Increase from prior year	
2010	2009	$	%
$62,786	$59,864	$2,922	4.9%

The increase in research and development expenses in fiscal 2010 compared to fiscal 2009 is primarily attributable to $4.7 million of increased expense for product development (third-party development costs and prototype costs) for both our new and existing product offerings and $2.1 million of higher facilities costs. These increases were partially offset by $3.1 million of lower employee-related costs and $0.7 million of lower depreciation expense. Our higher facilities costs are primarily related to our expanded research and development facilities in fiscal 2010 compared to fiscal 2009. The reduction in our employee-related costs is primarily related to the relocation of our research and development activities to our development center in India, coupled with a net reduction in our worldwide research and development headcount of approximately 25 employees. This reduction is the net result of the actions taken through our 2009 and 2008 restructuring initiatives, partially offset by an increase of approximately 115 employees at our development center in India compared to such number of employees at December 31, 2009.

Some aspects of our research and development efforts require significant short-term expenditures, the timing of which can cause significant variability in our expenses. We believe that rapid technological innovation is critical to our long-term success, and we are tailoring our investments to meet the requirements of our customers and market. We believe that our research and development expenses for fiscal 2011 will increase from 2010 levels due to our increased focus on new product development.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and related personnel costs, commissions, travel and entertainment expenses, promotions, customer trial and evaluations inventory and other marketing and sales support expenses. Sales and marketing expenses for the years ended December 31, 2010 and 2009 were as follows (in thousands, except percentages):

Year ended December 31,		Increase from prior year	
2010	2009	$	%
$51,033	$48,929	$2,104	4.3%

The increase in sales and marketing expenses in fiscal 2010 compared to fiscal 2009 is primarily attributable to $1.3 million of increased employee-related expenses, $0.9 million of higher expense related to increased new product trial and evaluation equipment activity and $0.8 million of higher sales subcontractor fees related primarily to our entry into new geographies. These increases were partially offset by $0.5 million of lower trade show expenses and $0.4 million of lower other expenses. The increase in employee-related expenses is primarily comprised of $2.1 million of higher commission expense related to our higher revenue levels in fiscal 2010 and $0.6 million of incremental expense related to our employee incentive program, partially offset by $1.6 million of lower stock-based compensation expense. We believe that our sales and marketing expenses will increase in fiscal 2011 from fiscal 2010 levels, primarily attributable to higher personnel and related costs.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel costs for executive and administrative personnel, recruiting expenses, allowance for doubtful accounts and professional fees. General and administrative expenses for the years ended December 31, 2010 and 2009 were as follows (in thousands, except percentages):

Year ended December 31,		Increase from prior year	
2010	2009	$	%
$49,391	$43,217	$6,174	14.3%

The increase in general and administrative expenses in fiscal 2010 compared to fiscal 2009 is primarily attributable to $10.6 million of higher employee-related expense and $0.4 million of net increases in other costs, partially offset by lower expenses that include $3.9 million of lower legal-related and professional fees, $0.6 million of lower bad debt expense and $0.4 million of lower foreign currency translation expense. The increase in employee-related expense includes $7.9 million resulting from the departures of Dr. Nottenburg and Mr. Pai discussed below and $4.2 million related to our employee incentive program, partially offset by $1.5 million of net decreases in other employee-related costs, primarily salary expense. We believe that our general and administrative expenses will decrease in fiscal 2011 from fiscal 2010 levels, primarily due to lower expected professional fees and other consulting costs and personnel-related expenses.

On May 18, 2010, Dr. Nottenburg and the Company entered into a letter agreement (the "Retention Agreement") pursuant to which Dr. Nottenburg agreed to stay with the Company while assisting the Company with an orderly transition of his duties and responsibilities. On October 8, 2010, Mr. Dolan accepted an offer of employment as our President and Chief Executive Officer, effective

October 12, 2010, and joined our Board of Directors by action of the Board of Directors, effective October 12, 2010, succeeding Dr. Nottenburg. We accelerated the recognition of expense for both the stock-based awards and cash payments related to Dr. Nottenburg's departure pursuant to the terms of the Retention Agreement and as a result, recorded $6.7 million of incremental expense in fiscal 2010, comprised of $4.6 million of stock-based compensation expense and $2.1 million of expense related to cash payments to Dr. Nottenburg.

On December 30, 2010, we announced that Mr. Pai was stepping down as Executive Vice President and Chief Operating Officer of the Company, effective immediately. We accelerated the recognition of expense for certain stock-based awards previously granted to Mr. Pai and recorded incremental expense for cash payments related to Mr. Pai's departure in fiscal 2010 totaling $1.2 million, comprised of $0.5 million of stock-based compensation expense and $0.7 million of expense related to cash payments to Mr. Pai.

Restructuring. On August 24, 2010, we announced a restructuring initiative to close our offices in Ottawa, Canada and in Darmstadt, Germany, to relocate our Freehold, New Jersey facility to a smaller, more cost-effective space in the same area, and to reduce our workforce by 12 people, or approximately 1% of employees worldwide. We recorded $1.5 million of restructuring expense in fiscal 2010, of which $0.4 million was recorded in the fourth quarter and $1.1 million was recorded in the third quarter. During the fourth quarter of fiscal 2010, as a result of changing business circumstances in certain geographic areas, including the availability of suitable replacement facilities and certain customer relationships, we elected not to close our office in Darmstadt, Germany, or to relocate our Freehold, New Jersey facility. As a result, we do not expect to record restructuring expense related to either of these facilities.

We recorded $3.5 million of restructuring expense in fiscal 2009 related to three restructuring initiatives, which reduced our workforce by approximately 190 employees in the aggregate.

Interest Income, net. Interest income and interest expense for the years ended December 31, 2010 and 2009 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2010	2009	$	%
Interest income	$1,740	$4,105	$(2,365)	(57.6)%
Interest expense	(191)	(183)	8	4.4%
Interest income, net	$1,549	$3,922	$(2,373)	(60.5)%

Interest income consists of interest earned on our cash equivalents, marketable debt securities and long-term investments. Interest expense in both fiscal 2010 and fiscal 2009 relates to capital lease obligations. The reduction in interest income, net, in the current year is primarily attributable to a lower average portfolio yield, coupled with slightly lower amounts invested in cash equivalents and marketable securities in fiscal 2010 compared to fiscal 2009 as a result of the economic environment.

Income Taxes. The income tax provision/benefit is computed on the basis of the various tax jurisdictions' income or loss before income taxes. Deferred income taxes reflect the tax effects of the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company uses judgment and assumptions to determine whether valuation allowances for deferred income tax assets are required if realization is not likely by considering future market growth, forecasted operations, future taxable income, and the amounts of earnings in the tax jurisdictions in which it operates.

For the year ended December 31, 2010, we recognized income tax expense of $0.7 million, primarily related to foreign operations. The income tax benefits from the deferred tax assets recorded in connection with our current year domestic losses have been offset by an increase in the valuation allowance. For the year ended December 31, 2009, we recognized an income tax benefit of $2.5 million. This benefit is comprised of a recovery of prior year domestic tax payments as a result of tax law changes and a foreign tax benefit of $1.1 million impacted by international settlements. During fiscal 2010 and fiscal 2009, we performed an analysis to determine if, based on all available evidence, we considered it more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of our evaluations, we concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to our cumulative losses and other factors. Accordingly, we maintained a valuation against our domestic deferred tax asset amounting to $117.4 million at December 31, 2010 and $117.8 million at December 31, 2009.

Years Ended December 31, 2009 and 2008

Revenue. Revenue for the years ended December 31, 2009 and 2008 was as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2009	2008	$	%
Product	$136,276	$203,387	$(67,111)	(33.0)%
Service	91,220	109,758	(18,538)	(16.9)%
Total revenue	$227,496	$313,145	$(85,649)	(27.4)%

The decrease in product revenue in fiscal 2009 compared to fiscal 2008 was primarily attributable to $76.4 million of lower revenue from our trunking and access products, partially offset by an increase of $9.3 million of revenue from our peering (NBS) products. The lower sales of our trunking and access products principally resulted from the then-current macroeconomic environment, coupled with a change in the fourth quarter of fiscal 2008 to ratable recognition of revenue from AT&T over a two-year contractual maintenance period, which impacted the timing of the recognition of product revenue from this customer. Revenue from AT&T decreased approximately $61 million in fiscal 2009 compared to fiscal 2008. We recognized $16.9 million of product revenue in the aggregate from 7 new customers in fiscal 2009 and $12.0 million of product revenue in the aggregate from 11 new customers in fiscal 2008.

The decrease in service revenue in fiscal 2009 compared to fiscal 2008 is attributable to $9.8 million of lower maintenance revenue and $8.7 million of lower professional services revenue. We recognized $0.9 million of maintenance revenue in the aggregate from 8 new customers in fiscal 2009 and $1.0 million of maintenance revenue in the aggregate from 15 new customers in fiscal 2008. We recognized $4.3 million of professional services revenue in the aggregate from 10 new customers in fiscal 2009 and $2.9 million of professional services revenue in the aggregate from 17 new customers in fiscal 2008.

In fiscal 2009, we had no customers that contributed 10% or more of our revenue. In fiscal 2008, one customer, AT&T, contributed 10% or more of our revenue.

International revenue was approximately 30% of revenue in both fiscal 2009 and fiscal 2008.

Our deferred product revenue was $47.7 million at December 31, 2009 and $30.7 million at December 31, 2008. Our deferred service revenue was $52.3 million at December 31, 2009 and $48.3 million at December 31, 2008.

Cost of Revenue/Gross Profit. Our gross margins for the years ended December 31, 2009 and 2008 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2009	2008	$	%
Cost of revenue				
Product	$38,893	$ 74,274	$(35,381)	(47.6)%
Service	44,467	56,020	(11,553)	(20.6)%
Total cost of revenue	$83,360	$130,294	$(46,934)	(36.0)%
Gross margin				
Product	71.5%	63.5%		
Service	51.3%	49.0%		
Total gross margin	63.4%	58.4%		

The increase in product gross margin in fiscal 2009 compared to fiscal 2008 was primarily due to product and customer mix. Two key contributors to the higher product gross margin in fiscal 2009 compared to fiscal 2008 were the completion in fiscal 2009 of a multi-year project for which the majority of costs had been recorded as period expense in fiscal 2008 and the completion in the fourth quarter of fiscal 2008 of a low-margin multi-year project. These factors increased our product gross margin by approximately nine percentage points. This increase was partially offset by higher manufacturing-related costs, which decreased our product gross margin by approximately one percentage point.

The increase in service gross margin was primarily due to lower third-party costs, which increased our service gross margin by approximately seven percentage points, partially offset by lower service revenue against our relatively fixed service cost base, which decreased our service gross margin by approximately five percentage points.

Research and Development Expenses. Research and development expenses for the years ended December 31, 2009 and 2008 were as follows (in thousands, except percentages):

Year ended December 31,		Increase (decrease) from prior year	
2009	2008	$	%
$59,864	$73,098	$(13,234)	(18.1)%

The decrease in research and development expenses in fiscal 2009 compared to fiscal 2008 was primarily due to $13.6 million of lower employee-related costs and $0.3 million of lower product development costs. These reductions were partially offset by $0.4 million of higher facilities costs and $0.3 million of higher depreciation expense. The reduction in employee-related costs was primarily comprised of $8.9 million of salary and benefit expenses and $4.6 million of stock-based compensation expense.

Sales and Marketing Expenses. Sales and marketing expenses for the years ended December 31, 2009 and 2008 were as follows (in thousands, except percentages):

Year ended December 31,		Increase (decrease) from prior year	
2009	2008	$	%
$48,929	$74,364	$(25,435)	(34.2)%

The decrease in sales and marketing expenses in fiscal 2009 compared to fiscal 2008 was primarily attributable to $22.7 million of lower employee-related expenses, $1.7 million of lower depreciation expense, $1.0 million of lower trade show and marketing expense, $0.5 million of lower expense for evaluation equipment and $0.5 million of lower facilities costs. These amounts were partially offset by $1.0 million of increases in other expenses. The reduction in employee-related expenses was primarily comprised of $12.0 million of salary and fringe benefit expense, $4.2 million of employee travel and related expenses, $3.8 million of commissions expense and $1.4 million of stock-based compensation expense.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2009 and 2008 were as follows (in thousands, except percentages):

Year ended December 31,		Increase (decrease) from prior year	
2009	**2008**	**$**	**%**
$43,217	$62,045	$(18,828)	(30.3)%

The decrease in fiscal 2009 compared to fiscal 2008 was primarily attributable to $5.9 million of lower legal, audit and other consulting fees, $5.6 million of lower losses on foreign currency exchange and $5.0 million of lower stock-based compensation expense. The reduction in legal, audit and other consulting fees was primarily the result of reduced legal costs in fiscal 2009 resulting from our settlement in 2008 of litigation.

Litigation Settlements, Net of Insurance Recovery. We recorded $19.1 million of expense reported as Litigation settlements, net of insurance recovery in fiscal 2008. On September 16, 2008, we reached an agreement to settle the litigation by C2 Communications against certain of our customers alleging patent infringement of U.S. Patent No. 6,243,373 entitled "Method and Apparatus for Implementing a Computer Network Internet Telephone System (the "C2 Patent Litigation"). The parties entered into a settlement and license agreement that provided for the payment of $9.5 million in full settlement of all claims against our customers as well as fully paid licenses to us and our customers. The settlement was paid on September 24, 2008. On September 23, 2008, we reached a tentative agreement to settle the Consolidated Amended Complaint alleging that we made false and misleading statements about our products and business (the "2002 Securities Litigation"). Pursuant to the settlement, we paid $9.5 million to the shareholder class in the case, as well as $0.1 million toward the cost of the class notice process. At December 31, 2008, we had accrued $10.0 million for the settlement and class notice process. This amount includes $0.4 million for costs related to the confirmatory discovery process, which is included as a component of General and administrative expense. On February 17, 2009, we placed $9.5 million into escrow related to this settlement. On July 16, 2009, the escrow amount was released to the plaintiff. We did not record any expense for litigation settlements reported as Litigation settlements, net of insurance recovery in fiscal 2009.

Restructuring. We recorded $3.5 million of restructuring expense in fiscal 2009 related to three restructuring initiatives, which reduced our workforce by approximately 190 employees in the aggregate. We recorded $0.7 million of restructuring expense in fiscal 2008 related to a restructuring initiative that affected approximately 50 employees.

Impairment of Intangible Assets. In the fourth quarter of fiscal 2008 we recorded $2.7 million of expense for the write-down of intangible assets related to our acquisition of Atreus Systems, Inc. (collectively with its subsidiaries, "Atreus"). In the second quarter of fiscal 2008 we recorded $3.6 million of expense for the write-down of intangible assets and goodwill related to our acquisition of Zynetix Ltd. ("Zynetix") intangible assets and goodwill, which is included as a component of Loss from discontinued operations, net of tax, in our consolidated statement of operations for the year

ended December 31, 2008. We did not record any expense for the impairment of intangible assets in fiscal 2009.

Interest Income, net. Interest income and interest expense for the years ended December 31, 2009 and 2008 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2009	2008	$	%
Interest income	$4,105	$12,643	$(8,538)	(67.5)%
Interest expense	(183)	(291)	(108)	(37.1)%
Interest income, net	$3,922	$12,352	$(8,430)	(68.2)%

Interest expense in both fiscal 2009 and fiscal 2008 relates to capital lease obligations. The reduction in interest income, net, in the current year is primarily attributable to a lower average portfolio yield compared to fiscal 2008 as a result of the current economic environment.

Income Taxes. The income tax provision/benefit is computed on the basis of the various tax jurisdictions' income or loss before income taxes. Deferred income taxes reflect the tax effects of the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company uses judgment and assumptions to determine whether valuation allowances for deferred income tax assets are required if realization is not likely by considering future market growth, forecasted operations, future taxable income, and the amounts of earnings in the tax jurisdictions in which it operates.

For the year ended December 31, 2009, we recognized an income tax benefit of $2.5 million. This benefit is comprised of a recovery of prior year domestic tax payments as a result of tax law changes and a foreign tax benefit of $1.1 million impacted by international settlements. For the year ended December 31, 2008, we recognized income tax expense of $79.7 million, comprised of a tax benefit of $8.7 million, offset by an increase to our income tax expense of $88.4 million related to an increase in the valuation allowance on substantially all of our net deferred tax assets after considering all positive and negative factors as to the recoverability of these assets. This determination was based on many factors, including the severity of the current and prior year losses, cumulative three years of losses, the severe economic recession, a significant decrease to taxable income forecasted in future periods and other relevant factors. We maintained a full valuation allowance in fiscal 2009.

Discontinued Operations

Loss from discontinued operations, net of tax. In the third quarter of 2008, we committed to a plan to sell our Zynetix subsidiary, which we completed on November 26, 2008. We had acquired Zynetix on April 13, 2007. Accordingly, the results of operations of Zynetix are included in discontinued operations for the periods subsequent to its acquisition. These results are reported under the caption Loss from discontinued operations, net of tax.

In connection with the preparation of our financial statements for the second quarter of fiscal 2008 and the update of our sales forecast for the second half of the fiscal year, we conducted a review of intangible assets and goodwill for impairment indicators, during which we determined that there were no impairment indicators related to the intangible assets and goodwill allocated to the Sonus reporting unit. However, this review identified several indicators related to the intangible assets and goodwill allocated to the Zynetix reporting unit, including significant underperformance relative to plan or long-term projections. In response, we performed an assessment of the carrying value of our intangible assets and goodwill. As a result, we recorded a charge to operations of $3.6 million for the write-down of intangible assets and goodwill. Of this charge, $1.5 million related to intangible assets and

$2.1 million related to goodwill. As a result, the net book values of the intangible assets and goodwill attributable to the Zynetix reporting unit were reduced to zero at June 30, 2008. The write-down of these assets is included in the results of discontinued operations for the year ended December 31, 2008.

Loss on sale of discontinued operations, net of tax. On November 26, 2008, we completed the sale of Zynetix. In consideration for all of the equity of Zynetix we received a cash payment of £1.0 (approximately U.S. $2 at November 26, 2008); all cash on the books of Zynetix at the time of closing, the intellectual property we acquired at the time we purchased Zynetix that we subsequently included in certain of our products and the buyer's assumption of all contingent liabilities related to the Zynetix business, including but not limited to any customer and product support obligations. Prior to November 26, 2008, we had entered into intellectual property agreements between our subsidiary in the United Kingdom and Zynetix. These agreements allow for perpetual licenses between us and Zynetix for intellectual property used in both parties' respective products. We recorded a loss of $0.7 million, net of tax, on the sale of Zynetix.

We did not have any discontinued operations in fiscal 2009.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial position, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

Our consolidated statements of cash flows are summarized as follows (in thousands):

	Year ended December 31,		
	2010	**2009**	**Change**
Net loss	$(10,691)	$ (4,932)	$ (5,759)
Adjustments to reconcile net loss to cash flows provided by operating activities	27,743	23,836	3,907
Changes in operating assets and liabilities	1,455	14,853	(13,398)
Net cash provided by operating activities	$ 18,507	$ 33,757	$(15,250)
Net cash used in investing activities	$(81,264)	$(31,599)	$(49,665)
Net cash provided by (used in) financing activities	$ (277)	$ 264	$ (541)

Our cash, cash equivalents, marketable securities and long-term investments totaled $408.4 million at December 31, 2010 and $414.1 million at December 31, 2009.

Our operating activities provided $18.5 million of cash in fiscal 2010, compared to $33.8 million of cash in fiscal 2009.

Cash provided by operating activities in fiscal 2010 was primarily the result of higher accrued expenses and accounts payable and lower other operating assets. These amounts were offset by lower deferred revenue and increases in inventory and accounts receivable. The increase in accrued expenses is primarily attributable to employee compensation and related costs, including accruals related to the implementation in 2010 of our Company-wide employee incentive program and fiscal 2011 payments related to Dr. Nottenburg's and Mr. Pai's departures from the Company and accruals for professional fees, partially offset by the timing of payments for previously accrued royalty payments and lower taxes payable. Our accounts payable increase is primarily attributable to purchases of materials in the latter part of the fourth quarter of fiscal 2010 for which payments are due to vendors in fiscal 2011. The

decrease in deferred revenue is primarily the result of the completion of projects for which the revenue had been deferred at December 31, 2009, partially offset by new orders in fiscal 2010 for which revenue recognition criteria had not been met as of December 31, 2010. Our higher accounts receivable balance reflects our increased revenue in the fourth quarter of fiscal 2010 for which payments are due to us by our customers in fiscal 2011. Our higher inventory levels are primarily related to our NBS5200 product and preparation for product end-of-life purchases by our customers, including the aforementioned purchases of materials in the latter part of the fourth quarter of fiscal 2010. Non-cash operating expenses such as depreciation, amortization and stock-based compensation aggregated $27.7 million.

Cash provided by operating activities in fiscal 2009 was primarily the result of a net decrease in accounts receivable, which was mainly driven by lower revenue levels and our focus on cash collections, partially offset by increases in other operating assets and inventory, as well as a net reduction in our operating liabilities. The increase in operating assets was primarily attributable to higher deferred costs, including cost of goods, royalties, commissions and third-party installation costs, for which the related revenue had not yet been recognized. The decrease in our operating liabilities in fiscal 2009 was primarily attributable to the payment of litigation settlements and related costs, lower employee compensation and related costs, and lower professional fees, taxes payable and royalties. Non-cash operating expenses such as depreciation, amortization and stock-based compensation aggregated $23.8 million.

Our investing activities used $81.3 million of cash in fiscal 2010, comprised of $62.0 million of net purchases of marketable securities, $17.3 million of investments in property and equipment and $2.0 million to purchase intangible assets. Our investing activities used $31.6 million of cash in fiscal 2009, comprised of $25.0 million of net purchases of marketable securities and $6.6 million of investments in property and equipment.

Our financing activities used $0.3 million of cash in fiscal 2010 and provided $0.3 million of cash in fiscal 2009. The fiscal 2010 amount is the result of cash used to pay $2.4 million of withholding obligations related to the net share settlement of restricted stock awards upon vesting and $0.2 million used for payments on our capital leases for office equipment. These amounts were partially offset by $1.4 million of proceeds from the sale of our common stock in connection with our 2000 Employee Stock Purchase Plan, as amended and restated ("ESPP") and $1.0 million of proceeds from the exercise of stock options. The fiscal 2009 amount was primarily attributable to $1.1 million of proceeds from the sale of our common stock in connection with our ESPP and $0.1 million of proceeds from the exercise of stock options. These proceeds were partially offset by $0.7 million used to pay withholding obligations related to the net share settlement of restricted stock awards upon vesting and $0.2 million used for payments on our capital leases for office equipment.

Contractual Obligations

Our contractual obligations (both principal and interest) at December 31, 2010 consist of the following (in thousands):

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital lease obligations	$ 175	$ 79	$ 86	$ 10	$ —
Operating lease obligations	18,185	3,485	5,769	5,402	3,529
Purchase obligations	22,841	22,423	418	—	—
Uncertain tax positions*	10,000	10,000	—	—	—
	$51,201	$35,987	$6,273	$5,412	$3,529

* This liability is not subject to fixed payment terms and the amount and timing of payments, if any, which we will make related to this liability are not known. See Note 17 to our Consolidated Financial Statements appearing in this Annual Report on Form 10-K for additional information.

Based on our current expectations, we believe our current cash, cash equivalents, marketable debt securities and long-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least twelve months. It is difficult to predict future liquidity requirements with certainty. The rate at which we will consume cash will be dependent on the cash needs of future operations, including changes in working capital, which will, in turn, be directly affected by the levels of demand for our products, the timing and rate of expansion of our business, the resources we devote to developing our products and any litigation settlements. We anticipate devoting substantial capital resources to continue our research and development efforts, to maintain our sales, support and marketing, to improve our controls environment and for other general corporate activities, as well as to vigorously defend against existing and potential litigation. See Note 22 to our consolidated financial statements for a description of our other contingencies.

Recent Accounting Pronouncements

In October 2009, an update was issued to *Certain Arrangements that Include Software Elements*. This update removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. This update will require the Company to account for many of its multiple element arrangements as non-software transactions and could impact the timing and amounts of revenue recognized. This update is effective for us beginning January 1, 2011, although early adoption is permitted, and adoption can be applied prospectively or retrospectively. The adoption of this update will affect our multiple-element arrangements that contain tangible products (hardware) with software elements, which comprise the majority of our revenue transactions. Previously, for arrangements accounted for under Statement of Position 97-2, *Software Revenue Recognition*, revenue from transactions for which vendor specific objective evidence of fair value ("VSOE") did not exist for each undelivered element of the transaction would remain deferred until either VSOE was established or the undelivered element was delivered. The new guidance prescribes a methodology for determining the fair value, or best estimated selling price, of deliverables on an individual element basis, including elements for which VSOE previously did not exist. Although each element will be allocated a best estimated selling price under the new methodology, the timing of revenue recognition will generally not be affected because the revenue from the majority of our sales contracts for multiple-element arrangements is recognized either upon shipment of the products or upon customer acceptance. Customer acceptance generally does not occur until either both shipment of product and delivery of professional services or the expiration date of the contractual acceptance

period. Accordingly, we believe that the adoption of this update will not have a material effect on our consolidated financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market risks, including changes in interest rates affecting the return on our investments and foreign currency fluctuations.

At December 31, 2010, our cash, cash equivalents, marketable securities and long-term investments totaled $408.4 million. We maintain an investment portfolio of various holdings, types and maturities which may include money market funds, commercial paper, corporate notes, certificates of deposit and government debt securities. At any time a sharp rise in market interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in market interest rates could have a material impact on the interest earnings of our investment portfolio. We do not currently hedge these interest rate exposures. We place our investments with high quality issuers and have policies limiting, among other things, the amount of credit exposure to any one issuer. We seek to limit default risk by purchasing only investment grade securities. We manage potential losses in fair value by investing in relatively short-term investments, thereby allowing us to hold our investments to maturity. A hypothetical movement of plus or minus 50 basis points in market interest rates could affect the value of our investment portfolio by approximately $0.9 million. However, we have the ability to hold our investments until maturity, and therefore do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

Based on a hypothetical 10% adverse movement in all foreign currency exchange rates, our revenue would be adversely affected by approximately $1.9 million and our net loss would be adversely affected by approximately $0.7 million, although the actual effects may differ materially from the hypothetical analysis.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonus Networks, Inc.
Westford, Massachusetts

We have audited the accompanying consolidated balance sheets of Sonus Networks, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sonus Networks, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 10, 2011

SONUS NETWORKS, INC.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 62,501	$ 125,323
Marketable securities	258,831	239,223
Accounts receivable, net	52,813	47,998
Inventory, net	22,499	21,925
Deferred income taxes	408	562
Other current assets	16,474	17,508
Total current assets	413,526	452,539
Property and equipment, net	21,284	14,646
Intangible assets, net	1,600	341
Goodwill	5,062	5,053
Investments	87,087	49,598
Deferred income taxes	1,271	711
Other assets	26,124	17,849
	$ 555,954	$ 540,737
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 16,936	$ 5,337
Accrued expenses	29,999	19,292
Current portion of deferred revenue	42,776	74,748
Current portion of long-term liabilities	338	753
Total current liabilities	90,049	100,130
Deferred revenue	42,811	25,242
Long-term liabilities	4,138	1,127
Total liabilities	136,998	126,499
Commitments and contingencies (Note 22)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value; 600,000,000 shares authorized; 277,170,262 shares issued and outstanding at December 31, 2010; 276,792,897 shares issued and 274,495,987 shares outstanding at December 31, 2009	277	277
Additional paid-in capital	1,301,285	1,286,326
Accumulated deficit	(889,501)	(878,810)
Accumulated other comprehensive income	6,895	6,712
Treasury stock, at cost; 2,296,910 common shares at December 31, 2009	—	(267)
Total stockholders' equity	418,956	414,238
	$ 555,954	$ 540,737

See notes to the consolidated financial statements.

SONUS NETWORKS, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year ended December 31,		
	2010	2009	2008
Revenue:			
Product	$146,583	$136,276	$ 203,387
Service	102,724	91,220	109,758
Total revenue	249,307	227,496	313,145
Cost of revenue:			
Product	48,163	38,893	74,274
Service	47,992	44,467	56,020
Total cost of revenue	96,155	83,360	130,294
Gross profit	153,152	144,136	182,851
Operating expenses:			
Research and development	62,786	59,864	73,098
Sales and marketing	51,033	48,929	74,364
General and administrative	49,391	43,217	62,045
Litigation settlements, net of insurance recovery	—	—	19,100
Impairment of intangible assets	—	—	2,727
Restructuring	1,501	3,510	702
Total operating expenses	164,711	155,520	232,036
Loss from operations	(11,559)	(11,384)	(49,185)
Interest expense	(191)	(183)	(291)
Interest income	1,740	4,105	12,643
Other income, net	12	71	358
Loss from continuing operations before income taxes	(9,998)	(7,391)	(36,475)
Income tax (provision) benefit	(693)	2,459	(79,675)
Loss from continuing operations	(10,691)	(4,932)	(116,150)
Loss from discontinued operations, net of tax of $969	—	—	(4,491)
Loss on disposal of discontinued operations, net of tax of $0	—	—	(741)
Net loss	$(10,691)	$ (4,932)	$(121,382)
Loss per share			
Basic:			
Continuing operations	$ (0.04)	$ (0.02)	$ (0.43)
Discontinued operations	—	—	(0.02)
	$ (0.04)	$ (0.02)	$ (0.45)
Diluted:			
Continuing operations	$ (0.04)	$ (0.02)	$ (0.43)
Discontinued operations	—	—	(0.02)
	$ (0.04)	$ (0.02)	$ (0.45)
Shares used to compute loss per share:			
Basic	275,470	273,730	271,477
Diluted	275,470	273,730	271,477

See notes to the consolidated financial statements.

10-K

SONUS NETWORKS, INC.
Consolidated Statements of Stockholders' Equity and Comprehensive Loss
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity	Comprehensive Loss
	Shares	Par Value				Shares	Cost		
Balance, January 1, 2008	**272,565,951**	**$273**	**$1,244,926**	**$(752,496)**	**$ 1,268**	**2,296,910**	**$(267)**	**$ 493,704**	
Issuance of common stock in connection with employee stock purchase plan	1,321,328		3,755					3,755	
Exercise of stock options	184,845		437					437	
Vesting of restricted stock	1,433,766	2						2	
Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations	(546,996)		(1,510)					(1,510)	
Stock-based compensation expense			25,031					25,031	
Issuance of shares in connection with Zynetix earnout agreement	175,000		313					313	
Unrealized gain on available-for-sale marketable securities, net of tax					928			928	$ 928
Currency translation adjustment					5,157			5,157	5,157
Net loss				(121,382)				(121,382)	(121,382)
Comprehensive loss for the year ended December 31, 2008									$(115,297)
Balance, December 31, 2008	**275,133,894**	**275**	**1,272,952**	**(873,878)**	**7,353**	**2,296,910**	**(267)**	**406,435**	
Issuance of common stock in connection with employee stock purchase plan	830,940	1	1,315					1,316	
Exercise of stock options	96,304		51					51	
Vesting of restricted stock	1,098,798	1						1	
Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations	(367,039)		(673)					(673)	
Stock-based compensation expense			12,681					12,681	
Unrealized loss on available-for-sale marketable securities, net of tax					(1,082)			(1,082)	$ (1,082)
Currency translation adjustment					441			441	441
Net loss				(4,932)				(4,932)	(4,932)
Comprehensive loss for the year ended December 31, 2009									$ (5,573)
Balance, December 31, 2009	**276,792,897**	**277**	**1,286,326**	**(878,810)**	**6,712**	**2,296,910**	**(267)**	**414,238**	
Issuance of common stock in connection with employee stock purchase plan	630,098	1	1,352					1,353	
Exercise of stock options	694,833	1	975					976	
Vesting of restricted stock	2,067,787							—	
Issuance of vested performance-based stock awards	25,000							—	
Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations	(743,443)		(2,385)					(2,385)	
Stock-based compensation expense			15,348					15,348	
Settlement payment for forfeited stock options			(66)					(66)	
Cancellation and retirement of treasury stock	(2,296,910)	(2)	(265)			(2,296,910)	267	—	
Unrealized loss on available-for-sale marketable securities, net of tax					(319)			(319)	$ (319)
Currency translation adjustment					502			502	502
Net loss				(10,691)				(10,691)	(10,691)
Comprehensive loss for the year ended December 31, 2010									$ (10,508)
Balance, December 31, 2010	**277,170,262**	**$277**	**$1,301,285**	**$(889,501)**	**$ 6,895**	**—**	**$ —**	**$ 418,956**	

See notes to the consolidated financial statements.

SONUS NETWORKS, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net loss	$ (10,691)	$ (4,932)	$(121,382)
Adjustments to reconcile net loss to cash flows provided by operating activities:			
Depreciation and amortization of property and equipment	11,205	10,104	11,661
Amortization of intangible assets	741	232	1,155
Impairment of intangible assets and goodwill	—	—	6,357
Impairment of marketable equity securities	—	—	92
Stock-based compensation	15,285	12,810	25,298
Loss on disposal of property and equipment	106	241	325
Deferred income taxes	406	449	78,212
Changes in operating assets and liabilities:			
Accounts receivable	(4,689)	27,790	10,010
Inventory	(9,506)	(2,456)	19,333
Insurance receivable—litigation settlement	—	—	15,328
Other operating assets	6,218	(7,836)	9,814
Accounts payable	11,539	(4,229)	(9,167)
Accrued expenses	12,587	(9,803)	(13,769)
Accrued litigation settlements	—	(9,600)	(30,400)
Deferred revenue	(14,694)	20,987	(19,602)
Net cash provided by (used in) operating activities	18,507	33,757	(16,735)
Cash flows from investing activities:			
Purchases of property and equipment	(17,295)	(6,612)	(9,709)
Business acquisitions, net of cash acquired	—	—	(4,909)
Purchase of intangible assets	(2,000)	—	—
Purchases of marketable securities	(392,343)	(268,971)	(370,102)
Sale/maturities of marketable securities	330,374	243,984	378,267
Decrease (increase) in litigation settlement escrow	—	—	25,000
Net cash provided by (used in) investing activities	(81,264)	(31,599)	18,547
Cash flows from financing activities:			
Proceeds from sale of common stock in connection with employee stock purchase plan	1,353	1,119	3,755
Proceeds from exercise of stock options	976	51	437
Payment of tax withholding obligations related to net share settlements of restricted stock awards	(2,385)	(673)	(1,510)
Principal payments of capital lease obligations	(221)	(233)	(175)
Net cash provided by (used in) financing activities	(277)	264	2,507
Effect of exchange rate changes on cash and cash equivalents	212	694	(1,045)
Net increase (decrease) in cash and cash equivalents	(62,822)	3,116	3,274
Cash and cash equivalents, beginning of year	125,323	122,207	118,933
Cash and cash equivalents, end of year	$ 62,501	$ 125,323	$ 122,207
Supplemental disclosure of cash flow information:			
Interest paid	$ 191	$ 147	$ 291
Income taxes paid	$ 1,612	$ 789	$ 1,650
Income tax refunds received	$ 1,406	$ 1,759	$ 192
Supplemental disclosure of non-cash investing activities:			
Change in capital expenditures incurred, but not yet paid	$ 1,355	$ 896	$ 562
Property and equipment acquired under capital lease	$ 95	$ 70	$ 1,083
Supplemental disclosure of non-cash financing activities:			
Cancellation and retirement of treasury stock	$ 267	$ —	$ —

See notes to the consolidated financial statements.

SONUS NETWORKS, INC.
Notes to Consolidated Financial Statements

(1) NATURE OF THE BUSINESS

Sonus Networks, Inc. ("Sonus" or the "Company") was incorporated in 1997 and is a leading provider of voice and data infrastructure solutions, including softswitch and session border control products for service providers and large enterprises. The Company's infrastructure solutions allow efficient and reliable delivery of voice and multimedia sessions over IP networks while allowing our customers to manage the flows of such sessions in their networks using business policies.

The Company's target customers comprise both traditional and emerging communications service providers, including long-distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers, as well as enterprise customers. The Company also collaborates with its customers to identify and develop new advanced services and applications that they may offer to their customers.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States ("GAAP").

In the fourth quarter of 2008, the Company completed the sale of its Zynetix Ltd. ("Zynetix") subsidiary, as the Zynetix business was no longer considered part of the Company's core business. The Company recorded a loss of $0.7 million on the sale of Zynetix and a loss of $4.5 million on its operations in 2008. The results of operations of Zynetix have been classified as discontinued operations within these financial statements. The 2008 amounts reflect the results of operations of Zynetix for fiscal 2008 through November 26, 2008, the date of the sale of the subsidiary.

Subsequent events have been evaluated through the date of this filing.

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Sonus and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates and Judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and judgments relied upon in preparing these financial statements include revenue recognition for multiple element arrangements, inventory valuations, expected future cash flows used to evaluate the recoverability of long-lived assets, assumptions used to determine the fair value of stock-based compensation, contingent liabilities and recoverability of Sonus' net deferred tax assets and the related valuation allowances. Sonus regularly assesses these estimates and records changes in estimates in the period in which they become known. Sonus bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Sonus' products are primarily marketed based on the software elements contained therein. In addition, hardware sold generally cannot be used apart from the software. Therefore, the Company considers its principal products to be software-related. Sonus recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectibility of the related receivable is probable under customary payment terms. When Sonus has future obligations, including a requirement to deliver additional elements which are essential to the functionality of the delivered elements or for which vendor-specific objective evidence of fair value ("VSOE") does not exist or when customer acceptance is required, Sonus defers revenue recognition and related costs until those obligations are satisfied. Likewise, when fees for products or services are not fixed and determinable, Sonus defers the recording of receivables, deferred revenue and revenue until such time as the fees become due or are collected. The ordering patterns and sales lead times associated with customer orders may vary significantly from period to period.

Many of the Company's sales involve multiple-element arrangements. When a sale includes multiple elements, such as products, maintenance and/or professional services, Sonus recognizes revenue using the residual method. Revenue associated with elements for which VSOE has been established is recorded based on the VSOE value; revenue for any undelivered elements that are considered not essential to the functionality of the product and for which VSOE has been established is deferred based on the VSOE value, and any remaining arrangement fee is then allocated to and recognized as revenue. VSOE is determined based upon the price charged when the same element is sold separately or established by management having the relevant pricing authority. If Sonus cannot establish VSOE for each undelivered element, including specified upgrades, it defers revenue on the entire arrangement until VSOE for all undelivered elements is known or all elements are delivered and all other revenue recognition criteria are met.

Revenue from maintenance and support services is recognized ratably over the service period. Earned maintenance revenue is deferred until the associated product is accepted by the customer and all other revenue recognition criteria have been met. Maintenance and support services include telephone support, return and repair support and unspecified rights to product upgrades and enhancements.

Revenue from installation services is generally recognized when the service is complete and all other revenue recognition criteria have been met. Revenue from other professional services for which VSOE has been established is typically recognized as the services are delivered if all other revenue recognition criteria have been met.

Revenue from consulting, custom development and other professional services-only engagements is recognized as services are rendered provided all other revenue recognition criteria have been met.

Sonus records deferred revenue for products delivered or services performed for which fees are fixed and determinable and collection of the amount billed is either probable or has been collected but other revenue recognition criteria have not been met. Deferred revenue includes customer deposits and amounts associated with maintenance contracts. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is reported with long-term liabilities in the consolidated balance sheets.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sonus defers recognition of incremental direct costs, such as cost of goods, third-party installations and commissions until recognition of the related revenue. Such costs are classified as current assets if the deferred revenue is initially classified as current and noncurrent assets if the related deferred revenue is initially classified as long-term.

Sonus sells the majority of its products directly to its service provider customers. For products sold to resellers and distributors with whom the Company has at least eight quarters of consistent history regarding the potential for product returns or refunds, or any form of concession, the Company recognizes revenue on a sell-in basis. For all other resellers and distributors of its products, the Company recognizes revenue on a sell-through basis.

Beginning in the fourth quarter of fiscal 2008, the Company concluded that it no longer had sufficient evidence of VSOE on maintenance services for one of its largest customers. Therefore, all revenue related to multiple element arrangements for this customer entered into beginning in the fourth quarter of fiscal 2008 was recognized ratably over the maintenance period, which ended December 31, 2010, provided all other revenue recognition criteria were met. Revenue recognition on multiple element arrangements with this customer began when the only undelivered element of the arrangement was maintenance. Beginning in the fourth quarter of fiscal 2008, for orders from this customer that contain bundled product and maintenance, the Company has allocated a fixed percentage (which represents the maintenance renewal rate for its largest customers for which the Company has VSOE) of the arrangement fee to service revenue with the residual amount classified as product revenue. The Company has applied this methodology on a consistent basis. At December 31, 2009, Other assets included $3.9 million of deferred product costs related to arrangements with this customer in which both the revenue and product costs were being recognized ratably. There were no deferred product costs related to such arrangements with this customer at December 31, 2010, as the maintenance period for that specific agreement ended in the fourth quarter of fiscal 2010. In December 2010, the Company entered into a new maintenance agreement with this customer which covers the period from January 1, 2011 through April 30, 2013.

The Company excludes any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction (i.e., sales, use, value added) from its revenue and costs. Reimbursement received for out-of-pocket expenses is recorded as revenue.

Financial Instruments

The carrying amounts of Sonus' financial instruments, which include cash equivalents, marketable securities, investments, accounts receivable and accounts payable approximate their fair values.

All investments in marketable securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in Accumulated other comprehensive income (loss), which is a component of stockholders' equity. Unrealized losses that are determined to be other-than-temporary, based on current and expected market conditions, are recognized in earnings. Declines in fair value determined to be credit-related are charged to earnings. The fair value of marketable securities is determined based on quoted market prices at the balance sheet dates of the same or similar instruments. The cost of marketable securities sold is determined by the specific identification method.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments with remaining maturities or that are due within one year from the balance sheet date are classified as current. Financial instruments with remaining maturities or that are payable more than one year from the balance sheet date are classified as noncurrent.

Cash and Cash Equivalents

Cash equivalents are stated at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in Accumulated other comprehensive income (loss). Cash equivalents are liquid securities that have remaining maturities of three months or less at the date of purchase.

Foreign Currency Translation

For foreign subsidiaries where the functional currency is the local currency, assets and liabilities are translated into U.S. dollars at the current exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during each period. Translation adjustments for these subsidiaries are included in Accumulated other comprehensive income (loss).

For foreign subsidiaries where the functional currency is the U.S. dollar, monetary assets and liabilities are translated into U.S. dollars at the current exchange rate on the balance sheet date. Nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Revenue and expense items are translated at average rates of exchange prevailing during each period.

Realized and unrealized foreign currency gains and losses arising from transactions denominated in currencies other than the subsidiary's functional currency are reflected in earnings with the exception of intercompany transactions considered to be of a long-term investment nature.


10-K

The components of foreign currency transaction gains (losses), which are reported as a component of General and administrative expenses in the consolidated statements of operations, for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	Year ended December 31,		
	2010	2009	2008
Transaction gains (losses)	$ (556)	$(2,387)	$(3,406)
Remeasurement gains (losses)	(627)	811	(3,777)
	$(1,183)	$(1,576)	$(7,183)

Unearned Accounts Receivable

Accounts receivable, net, include unearned accounts receivable which represent products shipped to customers where Sonus has a contractual right to bill the customer and collectibility is probable under ordinary collection terms, but for which Sonus' revenue recognition criteria has not yet been satisfied.

Inventory

Inventory is recorded at the lower of cost or market value, primarily using the first-in, first-out convention. The Company reduces the carrying value of inventory for those items that are potentially

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Sonus writes down the evaluation equipment at the time of shipment to its customers, as it is probable that the inventory value will not be realized.

Deferred product costs represent deferred cost of revenue for product shipments to customers prior to satisfaction of Sonus' revenue recognition criteria. Such costs are classified as inventory if the deferred revenue is initially classified as current and in Other assets if the related deferred revenue is initially classified as long-term.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from two to five years. Leasehold improvements are amortized over the lesser of the lease term or five years. When an asset is sold or retired, the cost and related accumulated depreciation or amortization is eliminated, and the resulting gain or loss, if any, is recognized in income (loss) from operations in the consolidated statement of operations. The Company reviews property and equipment for impairment in the same manner as intangible assets discussed below.

Intangible Assets and Goodwill

Intangible assets are primarily comprised of intellectual property, which is amortized over its estimated useful life of five years. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable based upon the estimated undiscounted cash flows.

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. Goodwill is not amortized, but instead is tested for impairment at least annually, or if indicators of potential impairment exist by comparing the fair value of the Company's reporting unit to its carrying value. The Company estimates the fair value of its reporting unit using a discounted cash flow model or other valuation models, such as comparative transactions and market multiples. During the years ended December 31, 2010, 2009 and 2008, the Company completed its annual testing for impairment of goodwill and, based on those tests, concluded that no impairment of goodwill existed. The Company performs its annual testing on November 30 of each year.

Intangible assets with estimated lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the Company will recognize an impairment loss for the amount by which the carrying value of the asset or asset group exceeds the related estimated fair value.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimated fair value is based on either discounted future operating cash flows or appraised values, depending on the nature of the asset.

Other Assets

Other assets are primarily comprised of the long-term portion of deferred cost of goods sold, prepaid expenses and deposits.

Stock-Based Compensation

The Company's stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of the awards that will be forfeited. The Company uses the Black-Scholes valuation model for estimating the fair value on the date of grant of stock options. The fair value of stock option awards is affected by the Company's stock price as well as valuation assumptions, including the volatility of Sonus' stock price, expected term of the option, risk-free interest rate and expected dividends.

Research and Development Costs

Research and development costs are expensed as incurred.

Software Development Costs

The costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized until the product is available for general release. The Company has determined that technological feasibility is established at the time a working model of the software is completed. The Company's process for developing software is essentially completed concurrently with the establishment of technological feasibility. Accordingly, no costs have been capitalized to date.

Concentrations of Credit and Off-Balance Sheet Risk and Single Source Suppliers

The financial instruments that potentially subject Sonus to concentrations of credit risk are cash, cash equivalents, marketable debt securities and accounts receivable. The Company's cash equivalents and marketable debt securities were managed by two financial institutions at both December 31, 2010 and 2009.

Certain components and software licenses from third parties used in Sonus' products are procured from single sources of supply. The failure of a supplier, including a subcontractor, to deliver on schedule could delay or interrupt Sonus' delivery of products and thereby materially adversely affect Sonus' revenues and operating results.

Sonus has a single contract manufacturer. Failure to manage the activities of the manufacturer could result in the disruption in the supply of its products and in delays in the fulfillment of the Company's customer orders.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $0.1 million for the year ended December 31, 2010, $0.2 million for the year ended December 31, 2009 and $0.4 million for the year ended December 31, 2008.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss), unrealized gains and losses on available-for-sale marketable securities and foreign currency translation adjustments for all periods presented. The components of accumulated other comprehensive income (loss) are as follows (in thousands):

	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale marketable securities	Tax impact of gain (loss) on available-for-sale marketable securities	Total
Balance at January 1, 2008	$1,268	$ —	$ —	$1,268
Activity	5,157	1,502	(574)	6,085
Balance at December 31, 2008	6,425	1,502	(574)	7,353
Activity	441	(1,082)	—	(641)
Balance at December 31, 2009	6,866	420	(574)	6,712
Activity	502	(319)	—	183
Balance at December 31, 2010	$7,368	$ 101	$(574)	$6,895

Operating Segments

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. To date, the chief operating decision maker has made such decisions and assessed performance at the company level, as one segment. The Company's chief operating decision maker is its President and Chief Executive Officer.

Loss Contingencies and Reserves

Loss Contingencies. Sonus is subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. Sonus regularly evaluates current information available to determine whether such amounts should be adjusted and records changes in estimates in the period they become known.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Doubtful Accounts. Sonus establishes billing terms at the time it negotiates purchase agreements with its customers. Sonus monitors its outstanding receivables for timely payments and potential collection issues. An allowance for doubtful accounts is estimated based on Sonus' assessment of the collectibility of specific customer accounts.

Royalty Accrual. Sonus accrues for royalties for technology that it licenses from vendors based on established royalty rates and usage. In certain cases, Sonus has been contacted by third parties who claim that Sonus' products infringe on certain intellectual property of the third party. Sonus evaluates these claims and accrues for royalties when it is probable that the obligation has been incurred and the amounts are reasonably estimable.

Reserve for Litigation and Legal Fees. Sonus is subject to various legal claims, including securities litigation. Sonus reserves for legal contingencies and legal fees when it is probable that a loss has been incurred and the amounts are reasonably estimable. Sonus' director and officer liability insurance policies provide only limited liability protection relating to the securities class action and derivative lawsuits against Sonus and certain of its officers and directors. The ultimate outcome of these items is uncertain and the potential loss, if any, may be significantly different than the amounts Sonus has previously accrued.

Accounting for Income Taxes

Deferred tax assets and liabilities are recognized for the expected future consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax bases of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. Such differences arise primarily from stock-based compensation, depreciation, accruals and reserves, deferred revenue, tax credits, net operating loss carryforwards and allowances for accounts receivable. Sonus records valuation allowances to reduce deferred income tax assets to the amount that is more likely than not to be realized. Sonus has not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as the Company plans to permanently reinvest these amounts. Cumulative undistributed foreign earnings were $19.0 million at December 31, 2010 and $15.5 million at December 31, 2009.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of the benefit attributable to the position is recognized. The tax benefit to be recognized of any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes.

Recent Accounting Pronouncements

In October 2009, an update was issued to *Certain Arrangements that Include Software Elements*. This update removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. This update will require the

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company to account for many of its multiple element arrangements as non-software transactions and could impact the timing and amounts of revenue recognized. This update is effective for the Company beginning January 1, 2011. The adoption of this update will affect the Company's multiple-element arrangements that contain tangible products (hardware) with software elements, which comprise the majority of the Company's revenue transactions. Previously, for arrangements accounted for under Statement of Position 97-2, *Software Revenue Recognition*, revenue from transactions for which vendor specific objective evidence of fair value ("VSOE") did not exist for each undelivered element of the transaction would remain deferred until either VSOE was established or the undelivered element was delivered. The new guidance prescribes a methodology for determining the fair value, or best estimated selling price, of deliverables on an individual element basis, including elements for which VSOE previously did not exist. Although each element will be allocated a best estimated selling price under the new methodology, the timing of revenue recognition will generally not be affected because the revenue from the majority of the Company's sales contracts for multiple-element arrangements is recognized either upon shipment of the products or upon customer acceptance. Customer acceptance generally does not occur until either both shipment of product and delivery of professional services or the expiration date of the contractual acceptance period. Accordingly, the Company believes that the adoption of this update will not have a material effect on its consolidated financial position or results of operations.

(3) EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. For periods in which the Company reports net income, diluted net income per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period unless the effect is antidilutive.

The calculations of shares used to compute basic and diluted earnings (loss) per share are as follows (in thousands):

	Year ended December 31,		
	2010	2009	2008
Weighted average shares outstanding—basic	275,470	273,730	271,477
Potential dilutive common shares	—	—	—
Weighted average shares outstanding—diluted	275,470	273,730	271,477

Options to purchase the Company's common stock and unvested shares of restricted stock and performance-based stock awards aggregating approximately 20.8 million shares for the year ended December 31, 2010, 28.1 million shares for the year ended December 31, 2009 and 40.9 million shares for the year ended December 31, 2008 have not been included in the computation of diluted loss per share because their effect would have been antidilutive.

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS

Cash equivalents and marketable securities are invested in debt and equity instruments, primarily U.S. government-backed, municipal and corporate obligations, which management believes to be high quality (investment grade) credit instruments.

During the year ended December 31, 2010, the Company sold $8.4 million of available-for-sale securities and realized approximately $7,000 of gains and no losses as a result of these sales on a specific identification basis. During the year ended December 31, 2009, the Company sold $6.0 million of available-for-sale securities and realized approximately $17,000 of gains and no losses as a result of these sales on a specific identification basis. These amounts are included in the Company's consolidated statement of operations for the years ended December 31, 2010 and 2009.

On June 12, 2008, the Company transferred its held-to-maturity portfolio of debt securities, aggregating $373.1 million, to the available-for-sale category. Subsequent to the transfer of its held-to-maturity portfolio to the available-for-sale category, the Company sold $90.6 million of available-for-sale securities. The Company realized approximately $82,000 of gains and $10,000 of losses in the period from June 12, 2008 through December 31, 2008 as a result of these sales. These amounts are included in the Company's consolidated statement of operations for the year ended December 31, 2008.

Marketable securities and investments with continuous unrealized losses for one year or greater at December 31, 2010 were nominal; however, since the Company does not intend to sell these securities and does not believe it will be required to sell any securities before they recover in value, it does not believe these declines are other-than-temporary. The Company had no marketable securities or investments with continuous unrealized losses for one year or greater at December 31, 2009.

The amortized cost, gross unrealized gains and losses and fair value of the Company's marketable debt and equity securities and investments at December 31, 2010 and 2009 were comprised of the following (in thousands):

	December 31, 2010			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Cash equivalents	$ 15,285	$ —	$ —	$ 15,285
Marketable securities				
U.S. government agency notes	$ 84,950	$ 79	$ (8)	$ 85,021
Foreign government notes	8,787	4	(2)	8,789
Corporate debt securities	135,935	112	(70)	135,977
Commercial paper	17,988	1	—	17,989
Certificates of deposit	11,051	4	—	11,055
	$258,711	$200	$(80)	$258,831
Investments				
U.S. government agency notes	$ 56,373	$ 19	$(16)	$ 56,376
Corporate debt securities	23,183	13	(33)	23,163
Certificates of deposit	7,550	—	(2)	7,548
	$ 87,106	$ 32	$(51)	$ 87,087

SONUS NETWORKS, INC.

Notes to Consolidated Financial Statements (Continued)

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

	December 31, 2009			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Cash equivalents	$ 95,845	$ —	$ (2)	$ 95,843
Marketable securities				
Municipal obligations	$ 4,999	$ —	$ —	$ 4,999
U.S. government agency notes	86,534	231	(11)	86,754
Corporate debt securities	77,843	294	(67)	78,070
Commercial paper	44,567	15	(5)	44,577
Certificates of deposit	24,801	34	(12)	24,823
	$238,744	$574	$ (95)	$239,223
Investments				
U.S. government agency notes	$ 6,444	$ 13	$ (2)	$ 6,455
Corporate debt securities	43,209	40	(106)	43,143
	$ 49,653	$ 53	$(108)	$ 49,598

The Company's available-for-sale debt securities that are classified as Investments in the consolidated balance sheet mature after one year but within two years or less from the balance sheet date.

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tier fair value hierarchy is based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1. Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2. Level 2 applies to assets or liabilities for which there are inputs that are directly or indirectly observable in the marketplace, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets).

Level 3. Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The following table shows the fair value of the Company's financial assets at December 31, 2010 and 2009. These financial assets are comprised of the Company's available for sale debt and equity

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

securities and reported under the captions Cash and cash equivalents, Marketable securities and Investments in the consolidated balance sheets (in thousands):

	Total carrying value at December 31, 2010	Fair value measurements at December 31, 2010 using: Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$ 15,285	$10,287	$ 4,998	$—
Marketable securities				
U.S. government agency notes	$ 85,021	$ —	$ 85,021	$—
Foreign government notes	8,789	—	8,789	—
Corporate debt securities	135,977	—	135,977	—
Commercial paper	17,989	—	17,989	—
Certificates of deposit	11,055	—	11,055	—
	$258,831	$ —	$258,831	$—
Investments				
U.S. government agency notes	$ 56,376	$ —	$ 56,376	$—
Corporate debt securities	23,163	—	23,163	—
Certificates of deposit	7,548	—	7,548	—
	$ 87,087	$ —	$ 87,087	$—

	Total carrying value at December 31, 2009	Fair value measurements at December 31, 2009 using: Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$ 95,843	$88,645	$ 7,198	$—
Marketable securities				
Municipal obligations	$ 4,999	$ —	$ 4,999	$—
U.S. government agency notes	86,754	—	86,754	—
Corporate debt securities	78,070	54,297	23,773	—
Commercial paper	44,577	—	44,577	—
Certificates of deposit	24,823	—	24,823	—
	$239,223	$54,297	$184,926	$—
Investments				
U.S. government agency notes	$ 6,455	$ —	$ 6,455	$—
Corporate debt securities	43,143	21,328	21,815	—
	$ 49,598	$21,328	$ 28,270	$—

At December 31, 2010, the Company's marketable securities and investments have been valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

models. Inputs to the models may include, but are not limited to, reported trades, executable bid and asked prices, broker/dealer quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security. At December 31, 2009, certain of the Company's corporate debt securities were valued based on quoted prices for the specific securities in an active market and were therefore classified as Level 1.

(5) ACCOUNTS RECEIVABLE

Accounts receivable consist of the following (in thousands):

	December 31,	
	2010	2009
Earned accounts receivable	$20,833	$20,759
Unearned accounts receivable	32,293	27,905
Accounts receivable, gross	53,126	48,664
Allowance for doubtful accounts	(313)	(666)
Accounts receivable, net	$52,813	$47,998

The activity in the Company's allowance for doubtful accounts is as follows (in thousands):

Year ended December 31,	Balance at beginning of year	Charges to expense	Write-offs	Balance at end of year
2010	$ 666	$ —	$(353)	$ 313
2009	$1,028	$590	$(952)	$ 666
2008	$ 474	$813	$(259)	$1,028

(6) INVENTORY

Inventory consists of the following (in thousands):

	December 31,	
	2010	2009
On-hand final assemblies and finished goods inventories	$ 15,026	$ 11,036
Deferred cost of goods sold	25,803	20,132
	40,829	31,168
Less current portion	(22,499)	(21,925)
Noncurrent portion (included in Other assets)	$ 18,330	$ 9,243

(7) PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	Useful Life	December 31, 2010	December 31, 2009
Equipment	3 years	$ 64,440	$ 61,504
Software	2 years	12,733	11,404
Furniture and fixtures	3-5 years	1,060	866
Leasehold improvements	Shorter of the life of the lease or estimated useful life (1-5 years)	9,777	8,094
		88,010	81,868
Less accumulated depreciation and amortization		(66,726)	(67,222)
Property and equipment, net		$ 21,284	$ 14,646

The Company recorded depreciation and amortization expense related to property and equipment of $11.2 million for the year ended December 31, 2010, $10.1 million for the year ended December 31, 2009 and $11.7 million for the year ended December 31, 2008.

Property and equipment under capital leases included in the amounts above are as follows (in thousands):

	December 31, 2010	December 31, 2009
Cost	$ 370	$ 735
Less accumulated depreciation	(270)	(592)
Property and equipment under capital leases, net	$ 100	$ 143

In 2010, 2009 and 2008, the Company removed certain depreciable assets that were no longer in service. The gross amount of such assets totaled $12.2 million in 2010, $3.3 million in 2009 and $7.3 million in 2008. The Company recorded losses on the disposal of these assets of $0.1 million in the year ended December 31, 2010, $0.2 million in the year ended December 31, 2009 and $0.3 million in the year ended December 31, 2008.

The net book values of the Company's property and equipment by geographic area is as follows (in thousands):

	December 31, 2010	December 31, 2009
United States	$14,444	$11,094
Asia/Pacific	5,836	2,404
Europe	965	1,062
Canada	2	85
Other	37	1
	$21,284	$14,646

(8) INTANGIBLE ASSETS AND GOODWILL

The Company's intangible assets at December 31, 2010 and 2009 consist of the following (in thousands):

December 31, 2010	Useful life	Cost	Accumulated amortization	Net carrying value
Intellectual property	5 years	$2,999	$1,399	$1,600
Order backlog	1 year	287	287	—
		$3,286	$1,686	$1,600

December 31, 2009	Useful life	Cost	Accumulated amortization	Net carrying value
Intellectual property	5 years	$ 999	$658	$341
Order backlog	1 year	287	287	—
		$1,286	$945	$341

The Company amortizes its intangible assets over the estimated useful lives of the respective assets. Amortization expense related to intangible assets was $0.7 million in the year ended December 31, 2010, $0.2 million in the year ended December 31, 2009 and $1.2 million in the year ended December 31, 2008.

Estimated future amortization expense for the Company's intangible assets at December 31, 2010 is as follows (in thousands):

Years ending December 31,	
2011	$ 400
2012	400
2013	400
2014	400
	$1,600

(8) INTANGIBLE ASSETS AND GOODWILL (Continued)

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. The changes in the carrying amount of goodwill during the years ended December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Balance at December 31:		
Goodwill	$ 8,168	$ 8,159
Accumulated impairment losses	(3,106)	(3,106)
	$ 5,062	$ 5,053
Balance at January 1		
Goodwill	$ 8,159	$ 8,131
Accumulated impairment losses	(3,106)	(3,106)
	5,053	5,025
Foreign currency translation adjustment	9	28
	$ 5,062	$ 5,053

The Company performed its annual test for impairment of goodwill at November 30, 2010, and concluded that there was no impairment.

(9) ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	December 31,	
	2010	2009
Employee compensation and related costs	$22,263	$11,892
Employee stock purchase plan	653	653
Professional fees	1,643	863
Royalties	621	1,039
Income taxes payable	250	648
Sales taxes payable	1,341	2,278
Other taxes	98	96
Restructuring	—	82
Other	3,130	1,741
	$29,999	$19,292

(10) RESTRUCTURING ACCRUAL

On August 24, 2010, the Company committed to a restructuring initiative to close its offices in Ottawa, Canada and in Darmstadt, Germany, to relocate its Freehold, New Jersey facility to a smaller, more cost-effective space in the same area and to reduce its workforce by 12 people, or approximately 1% of employees worldwide (the "2010 restructuring initiative"). The Company recorded $1.1 million of restructuring expense in the third quarter of fiscal 2010, representing severance and related expenses for the headcount reduction component of the 2010 restructuring initiative. These headcount reduction

(10) RESTRUCTURING ACCRUAL (Continued)

actions were completed in the three months ended September 30, 2010. The Company recorded $0.4 million in the fourth quarter of fiscal 2010 primarily related to the closing of the Ottawa, Canada facility. During the fourth quarter of fiscal 2010, as a result of changing business circumstances in certain geographic areas, including the availability of suitable replacement facilities and certain customer relationships, the Company elected not to close its office in Darmstadt, Germany, or to relocate its Freehold, New Jersey facility. As a result, the Company does not expect to record restructuring expense related to either of these facilities. The payments related to the 2010 restructuring initiative were completed in the fourth quarter of fiscal 2010.

In the year ended December 31, 2009, the Company recorded restructuring expenses aggregating $3.5 million related to three restructuring initiatives implemented as part of the Company's efforts to right-size the business to align with market needs and opportunities while managing costs to position Sonus for profitable growth. These restructuring initiatives occurred on January 9, 2009, March 9, 2009 and August 12, 2009. As a result of these restructuring initiatives, the Company reduced its workforce by approximately 190 employees worldwide. The payments related to these initiatives were completed in fiscal 2009.

In fiscal 2008, the Company recorded $0.7 million of restructuring expense related to a restructuring initiative implemented as part of the Company's efforts to right-size the business to align with market opportunities while managing costs to position Sonus for profitable growth. Approximately 50 employees, or 5% of the then-current workforce, were affected by such restructuring initiative. The payments related to these initiatives were completed in fiscal 2009.

The Company reports expense for its restructuring initiatives as separately in the consolidated statements of operations. The table below summarizes the severance and related costs activity related to the Company's restructuring initiatives during the year ended December 31, 2010 (in thousands):

Year ended December 31, 2010	Initiatives charged to expense in fiscal 2010	Charges (reversals) for changes in estimate	Cash payments	Foreign exchange	Balance at end of year
Severance	$1,153	$—	$(1,163)	$10	$—
Facilities	348	—	(348)	—	—
	$1,501	$—	$(1,511)	$10	$—

(11) LONG-TERM LIABILITIES

Long-term liabilities consist of the following (in thousands):

	December 31, 2010	December 31, 2009
Capital lease obligations	$ 159	$ 285
Deferred rent	4,317	1,595
	4,476	1,880
Current portion of long-term liabilities	(338)	(753)
Long-term liabilities, net of current portion	$4,138	$1,127

The future minimum annual payments under capital leases at December 31, 2010 are as follows (in thousands):

Years ending December 31,	
2011	$ 79
2012	46
2013	40
2014	5
2015	5
Thereafter	—
Total minimum lease payments	175
Less amount representing interest	(16)
Present value of minimum lease payments	159
Less current portion	(72)
Long-term liabilities portion	$ 87


10-K

(12) STOCK OPTION EXCHANGE OFFER

At the Company's Annual Meeting of Stockholders held on June 19, 2009 (the "2009 Annual Meeting"), the Company's stockholders approved a one-time voluntary stock option exchange program (the "Exchange Offer"). On September 8, 2009, the Company commenced the Exchange Offer. Shares of restricted stock issued under the Exchange Offer were completely unvested at the time they were granted and vest over a period of three years following the exchange date, with 33⅓% of the shares vesting annually.

The Exchange Offer expired on October 5, 2009. Pursuant to the Exchange Offer, options to purchase an aggregate of 5,476,701 shares of the Company's common stock were tendered in exchange for an aggregate of 1,015,360 shares of restricted common stock. The Company recognized the insignificant incremental expense resulting from this exchange in the fourth quarter of fiscal 2009 and is recognizing the unamortized stock-based compensation expense related to the tendered stock options, aggregating $3.5 million, over the three-year vesting period of the restricted common stock issued under the Exchange Offer.

(13) CANCELLATION AND RETIREMENT OF TREASURY STOCK

On October 26, 2010, the Company's Board of Directors passed a resolution to cancel and retire the 2,296,910 shares of common stock of the Company held in treasury that were issued but not outstanding, and that such shares would resume the status of authorized and unissued shares of the Company's common stock. The retirement and cancellation of the treasury shares did not have any effect on the Company's reported Total stockholders' equity at December 31, 2010.

(14) STOCK-BASED COMPENSATION PLANS

The Company's 2007 Stock Incentive Plan (the "2007 Plan") was approved at the Company's Annual Meeting of Stockholders held on November 12, 2007, and became effective on that date. The 2007 Plan provides for the award of options to purchase the Company's common stock ("stock options"), stock appreciation rights ("SARs"), restricted common stock ("restricted stock"), performance-based share awards, restricted stock units and other stock-based awards to employees, officers, directors (including those directors who are not employees or officers of the Company), consultants and advisors of the Company and its subsidiaries.

At the Company's Annual Meeting of Stockholders held on June 16, 2010 (the "2010 Annual Meeting"), the Company's stockholders approved an increase to the number of shares of the Company's common stock available for grant under the 2007 Plan by 20 million shares (the "Amended 2007 Plan").

At December 31, 2010, there were 20.1 million shares available for future issuance under the Amended 2007 Plan, of which approximately 137,000 shares, or approximately 205,000 shares using the fungible share pool formula, are committed for potential future issuance to certain of the Company's executives in the form of performance-based share awards. Under the fungible share pool formula, the number of total shares available for future awards under the Amended 2007 Plan would be reduced by the fungible share pool multiple of 1.5 for each share of common stock included in an award other than a stock option or SAR award. Accordingly, the total number of shares awarded in the future under the Amended 2007 Plan could be less than the number of shares currently available for issuance.

Chief Executive Officer Awards

On October 8, 2010, Raymond P. Dolan ("Mr. Dolan") accepted an offer of employment as President and Chief Executive Officer of the Company (the "Employment Agreement"), effective October 12, 2010 (the "Commencement Date"), succeeding Dr. Richard N. Nottenburg ("Dr. Nottenburg"), the Company's previous President and Chief Executive Officer. As of October 12, 2010, Mr. Dolan also joined the Board of Directors by action of the Board of Directors.

Pursuant to the terms of the Employment Agreement, on October 15, 2010, Mr. Dolan was granted an option to purchase 1,000,000 shares of the Company's common stock at an exercise price of $3.38 (the "Options"), the closing price of the Company's common stock on the date of grant. These options vest over a period of four years, with 25% vesting on the first anniversary of the Commencement Date and the remaining 75% vesting in equal monthly increments thereafter. Mr. Dolan was also granted 750,000 restricted shares of the Company's common stock, which are subject to both performance and time vesting Requirements (the "Performance Shares"). As of December 31, 2010, the performance conditions for the Performance Shares had not been established by the Company's Compensation Committee of the Board of Directors; therefore this award is not considered granted for accounting purposes.

(14) STOCK-BASED COMPENSATION PLANS (Continued)

On May 18, 2010, Dr. Nottenburg and the Company entered into a letter agreement (the "Retention Agreement") pursuant to which Dr. Nottenburg agreed to stay with the Company while assisting the Company with an orderly transition of his duties and responsibilities. In connection with the Retention Agreement, on June 15, 2010 Dr. Nottenburg was granted 750,000 shares of restricted stock (the "Retention Shares") under the 2007 Plan, which had an aggregate grant date fair value of $1.9 million, and he agreed to relinquish his rights to two performance-based stock grants, each in the amount of 250,000 shares of restricted stock. The Company had previously determined it was not probable that the performance conditions for these two performance-based stock grants would be satisfied; accordingly, no stock-based compensation expense had been recorded. The Company recognized $1.9 million of stock-based compensation expense related to the Retention Shares in the year ended December 31, 2010.

Dr. Nottenburg's employment letter of May 13, 2008 provided for the acceleration of vesting of stock options and restricted stock on the date Dr. Nottenburg's employment was terminated, provided that certain conditions were met. The Company recognized stock-based compensation expense related to these awards of $3.9 million in the year ended December 31, 2010.

Chief Operating Officer Awards

On December 30, 2010, the Company announced that Gurudutt Pai stepped down as Executive Vice President and Chief Operating Officer, effective immediately, citing personal reasons. In connection with Mr. Pai's departure, the Company and Mr. Pai entered into a letter agreement dated December 29, 2010 (the "Separation Letter"). Pursuant to the Separation Letter and his employment agreement, the Company accelerated the vesting of certain unvested options to purchase the Company's common stock and shares of restricted stock. In addition, the Company paid Mr. Pai $66,000 in exchange for his forfeiture of certain other unvested options to purchase the Company's common stock that would have vested on his departure. As a result, the Company recognized stock-based compensation expense, net of forfeitures, aggregating $0.5 million in the year ended December 31, 2010 related to Mr. Pai's departure.

Stock Options

Options are issued to purchase shares of common stock of the Company at prices that are equal to the fair market value of the shares on the date the option is granted. Options generally vest over a period of four years, with 25% of the shares subject to the option vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date. Options generally expire ten years from the date of grant. The grant date fair value of options, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures are estimated based on historical experience.

(14) STOCK-BASED COMPENSATION PLANS (Continued)

The activity related to the Company's outstanding stock options during the year ended December 31, 2010 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2010	24,081,565	$4.90		
Granted	5,091,600	$3.07		
Exercised	(694,833)	$1.40		
Forfeited	(1,210,612)	$3.55		
Expired	(9,090,532)	$5.32		
Outstanding at December 31, 2010	18,177,188	$4.40	6.23	$1,275
Vested or expected to vest at December 31, 2010	17,487,448	$4.45	6.10	$1,212
Exercisable at December 31, 2010	11,944,736	$5.01	4.71	$ 637

The grant date fair values of options to purchase common stock granted in the years ended December 31, 2010, 2009 and 2008, excluding the options granted to Mr. Dolan in fiscal 2010, were estimated using the Black-Scholes valuation model with the following assumptions:

	Year ended December 31,		
	2010	2009	2008
Risk-free interest rate	1.46%–2.65%	1.76%–2.47%	2.18%–3.12%
Expected dividends	—	—	—
Weighted average volatility	64.50%	64.3%	71.75%
Expected life (years)	4.5	4.5	4.5

The grant date fair value of the option to purchase the Company's common stock granted to Mr. Dolan on October 15, 2010 was estimated using the Black-Scholes valuation model with the following assumptions:

Risk-free interest rate	1.54%
Expected dividends	—
Weighted average volatility	62.26%
Expected life (years)	6.0

The risk-free interest rate used is the average U.S. Treasury Constant Maturities Rate for the expected term of the award. The expected dividend yield of zero is based on the fact that the Company has never paid dividends and has no present intention to pay cash dividends. The expected life for stock options is based on a combination of the Company's historical option patterns and expectations of future employee actions.

The weighted average grant-date fair values of options granted during the year were $1.65 for the year ended December 31, 2010, $0.97 for the year ended December 31, 2009 and $2.23 for the year ended December 31, 2008. The total intrinsic values of options exercised during the year were

(14) STOCK-BASED COMPENSATION PLANS (Continued)

$1.0 million for the year ended December 31, 2010, $0.1 million for the year ended December 31, 2009 and $0.3 million for the year ended December 31, 2008.

The Company received cash from option exercises of $1.0 million in the year ended December 31, 2010, $0.1 million in the year ended December 31, 2009 and $0.4 million in the year ended December 31, 2008.

Restricted Stock Awards

Recipients of restricted stock awards have voting rights and rights to receive dividends, if declared. Restricted stock awards generally vest 25% on the first anniversary of the grant date, with the remaining 75% vesting in equal increments semi-annually thereafter. Restricted stock awards issued in connection with the Company's Exchange Offer, which was completed on October 6, 2009, vest over a period of three years following the exchange date, with 33⅓% of the shares vesting annually. The grant date fair value of restricted stock awards, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period. The fair value of restricted stock is determined based on the market value of the Company's shares on the date of grant.

The activity related to the Company's unvested restricted stock awards for the year ended December 31, 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested balance at January 1, 2010	3,444,496	$3.29
Granted	990,000	$2.48
Vested*	(2,392,787)	$3.24
Forfeited	(500,478)	$3.01
Unvested balance at December 31, 2010	1,541,231	$2.93

* Includes 325,000 shares that were vested at December 31, 2010, but which will not be issued until the first quarter of fiscal 2011.

The total fair value of restricted stock award shares vested during the year was $7.8 million in the year ended December 31, 2010, $4.9 million in the year ended December 31, 2009 and $7.0 million in the year ended December 31, 2008.

Performance-Based Stock Awards

Similar to recipients of restricted stock awards, recipients of performance-based stock awards have voting rights and rights to dividends, if declared. The Company begins to record stock-based compensation expense for performance-based stock awards at the time that it becomes probable that the respective performance conditions will be achieved. The Company will continue to recognize the grant date fair value of performance-based stock awards through the vest date of the respective awards so long as it remains probable that the related performance conditions will be satisfied. The Company recorded stock-based compensation expense aggregating $0.8 million in the year ended December 31, 2010 and $0.1 million in the year ended December 31, 2009 related to performance-based stock awards.

(14) STOCK-BASED COMPENSATION PLANS (Continued)

The activity related to the Company's performance-based stock awards for the year ended December 31, 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested balance at January 1, 2010	550,000	$4.15
Granted	545,389	$2.55
Vested*	(312,556)	$2.46
Forfeited	(697,000)	$3.86
Unvested balance at December 31, 2010	85,833	$2.47

* Represents shares that were vested at December 31, 2010, but which will not be issued until the first quarter of fiscal 2011.

There are approximately 887,000 shares of the Company's common stock that are not included in the table above (including 750,000 Performance Shares awarded to Mr. Dolan), as the Company has not yet established the performance conditions for these awards. The Company will begin to record stock-based compensation expense at the time that the performance conditions are established and when it becomes probable that the respective performance conditions will be achieved.

ESPP

The Amended and Restated 2000 Employee Stock Purchase Plan (the "ESPP") is designed to provide eligible employees of the Company and its participating subsidiaries an opportunity to purchase common stock of the Company through accumulated payroll deductions.

The ESPP provides for six-month consecutive offering periods commencing with the March 1, 2008 purchase period. The purchase price of the stock is equal to 85% of the market price on the last day of the offering period. Under the ESPP, because employees are entitled to purchase a variable number of shares for a fixed monetary amount, future awards are classified as share-based liabilities and recorded at fair value. However, the maximum number of shares of common stock an employee may purchase during each offering period is 2,500, subject to certain adjustments pursuant to the ESPP. The Company reclassifies these liabilities to Additional paid-in capital at the time of the share purchase, which is the date of the award.

On January 1 of each year, the aggregate number of shares of common stock available for purchase under the ESPP increases by the lesser of (i) 2% of the outstanding shares on December 31 of the preceding year or (ii) an amount determined by the Board of Directors of the Company. At December 31, 2010, 25.0 million shares were authorized and 13.8 million shares were available under the ESPP for future issuance.

(14) STOCK-BASED COMPENSATION PLANS (Continued)

Stock-Based Compensation

The consolidated statements of operations include stock-based compensation for the years ended December 31, 2010, 2009 and 2008 as follows (in thousands):

	Year ended December 31,		
	2010	2009	2008
Product cost of revenue	$ 369	$ 361	$ 734
Service cost of revenue	1,620	1,784	2,731
Research and development	2,514	3,349	7,921
Sales and marketing	2,661	4,231	5,662
General and administrative	8,121	3,085	8,074
	$15,285	$12,810	$25,122

Excluded from the amount above for the year ended December 31, 2008 is $0.2 million of stock-based compensation expense included in the loss from discontinued operations. In addition, the Company included stock-based compensation in inventory of $0.1 million at both December 31, 2010 and 2009.

There is no income tax benefit for employee stock-based compensation expense for the years ended December 31, 2010, 2009 and 2008 due to the valuation allowance recorded.

At December 31, 2010, there was $12.7 million, net of expected forfeitures, of unrecognized stock-based compensation expense related to unvested stock options, restricted stock awards and performance-based stock awards for which the Company believes it is probable the performance conditions will be met. This expense is expected to be recognized over a weighted average period of three years.

Common Stock Reserved

Common stock reserved for future issuance at December 31, 2010 consists of the following:

Amended 2007 Plan	20,069,057
ESPP	13,827,103
	33,896,160

The Company's policy is to issue new shares upon the exercise of stock options, vesting of restricted common stock and performance-based stock awards, and purchase of shares of common stock under the ESPP.

(15) STOCKHOLDER RIGHTS PLAN

On June 26, 2008, the Company's Board of Directors adopted a three-year stockholder rights plan (the "Rights Plan"). The Rights Plan is designed to protect stockholders, to the extent possible, from a creeping acquisition and other tactics to gain control of the Company without offering all stockholders an adequate price and control premium. The Rights Plan is intended to protect the interests of all the

(15) STOCKHOLDER RIGHTS PLAN (Continued)

Company's stockholders and to provide the Company's Board of Directors with the ability to attempt to maximize long-term stockholder value.

Under the Rights Plan, preferred stock purchase rights (the "Rights") were distributed as a dividend at the rate of one Right per share of common stock of the Company held by stockholders of record as of the close of business on July 7, 2008. Each Right entitles the stockholder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of preferred stock at a purchase price of $25.00 per Unit, subject to adjustment. The Rights were issued as a non-taxable dividend and will expire on June 26, 2011 unless earlier redeemed or exchanged.

The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock (which includes for this purpose shares of common stock referenced in derivative transactions or securities), or commences or publicly announces a tender or exchange offer upon consummation of which they would beneficially own 15% or more of the Company's common stock. A person or group who beneficially owned 15% or more of the outstanding shares of the Company's common stock prior to the adoption of the Rights Plan did not cause the Rights to become exercisable upon adoption of the Rights Plan. As a result, the Rights will not be triggered even though Legatum Capital Limited and certain of its affiliates ("Legatum") have reported that they beneficially owned approximately 25% of the outstanding shares of the Company's common stock prior to the adoption of the Rights Plan based on Legatum's public filings with the Securities and Exchange Commission (the "SEC"). However, Legatum and its affiliates will cause the Rights to become exercisable if they (subject to certain limited exceptions) become the beneficial owner of additional shares of the Company's common stock or their beneficial ownership decreases below 15% and subsequently increases to 15% or more. Should the Rights become exercisable, the effect would be to dilute the ownership of the beneficial owner(s) who triggered the Rights, as that beneficial owner or group of owners would not receive the Rights.

(16) EMPLOYEE DEFINED CONTRIBUTION PLAN

The Company provides a matching contribution of 50% of employee contributions to its 401(k) savings plan, up to a maximum match of $3,500 per employee per year. The Company recorded expense related to its 401(k) savings plan of $1.1 million in the year ended December 31, 2010, $1.2 million in the year ended December 31, 2009 and $1.6 million in the year ended December 31, 2008.

(17) INCOME TAXES

The components of income (loss) from continuing operations before income taxes consist of the following (in thousands):

	Year ended December 31,		
	2010	2009	2008
Income (loss) before income taxes:			
United States	$(11,031)	$(8,135)	$(39,253)
Foreign	1,033	744	2,778
	$ (9,998)	$(7,391)	$(36,475)

(17) INCOME TAXES (Continued)

The Company recorded an income tax benefit for discontinued operations of $1.0 million for the year ended December 31, 2008.

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

	Year ended December 31,		
	2010	2009	2008
Provision (benefit) for income taxes:			
Current:			
Federal	$ (80)	$(1,388)	$ (401)
State	152	(15)	125
Foreign	1,027	(1,505)	2,159
Total current	1,099	(2,908)	1,883
Deferred:			
Federal	13,363	5,156	(8,176)
State	1,340	(706)	(2,173)
Foreign	(406)	449	(246)
Change in valuation allowance	(14,703)	(4,450)	88,387
Total deferred	(406)	449	77,792
Total	$ 693	$(2,459)	$79,675

A reconciliation of the Company's effective tax rate for continuing operations to the statutory federal rate is as follows:

	Year ended December 31,		
	2010	2009	2008
U.S. Statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	(8.8)	(9.8)	(5.6)
Foreign income taxes	(2.5)	(17.8)	2.4
Foreign dividends	—	—	1.1
Stock-based compensation	4.9	14.8	14.6
Tax credits	(6.2)	(22.6)	(3.9)
Uncertain tax positions	(0.8)	0.2	0.1
Valuation allowance	53.0	33.2	242.3
Other, net	2.3	3.7	2.5
Effective income tax rate	6.9%	(33.3)%	218.5%

SONUS NETWORKS, INC.

Notes to Consolidated Financial Statements (Continued)

(17) INCOME TAXES (Continued)

The following is a summary of the significant components of deferred income tax assets and liabilities (in thousands):

	December 31,	
	2010	2009
Assets:		
Net operating loss carryforwards	$ 46,822	$ 38,468
Capital loss carryforward	5,423	5,169
Research and development tax credits	19,046	18,004
Other tax credits	1,013	575
Intangible assets	769	907
Deferred revenue	7,991	13,634
Accrued expenses	6,940	7,001
Inventory	4,968	4,035
Stock-based compensation	7,378	27,047
Other temporary differences	5,017	4,923
	105,367	119,763
Valuation allowance	(103,114)	(117,817)
Total deferred tax assets	2,253	1,946
Liabilities:		
Purchased intangible assets	—	(99)
Unrealized gain on available-for-sale securities	(574)	(574)
Total deferred tax liabilities	(574)	(673)
Total net deferred tax assets	$ 1,679	$ 1,273
Deferred tax asset—current	$ 408	$ 562
Deferred tax asset—noncurrent	1,271	711
Total net deferred tax assets	$ 1,679	$ 1,273

At December 31, 2010, the Company had cumulative net operating losses ("NOL") of $154.6 million for federal income tax purposes and $40.2 million for state income tax purposes. The federal NOL carryforwards expire at various dates from 2020 through 2029. The state NOL expires at various dates from 2010 through 2028. Of the federal NOL, $111.8 million is attributable to stock option deductions. The Company's federal NOL carryforward for tax return purposes is $25.7 million greater than its recognized federal NOL for financial reporting purposes, as excess tax benefits (stock compensation deductions in excess of book compensation costs) are not recognized until realized. The tax benefit of this loss would be recognized for financial statement purposes in the period in which the tax benefit reduces income taxes payable, which will not be recognized until the Company recognizes a reduction in taxes payable from all other NOL carryforwards. In addition, the Company has $7.4 million of deferred tax assets as of December 31, 2010 related to compensation expenses recognized for financial reporting purposes that are not deductible for tax purposes until options are exercised or shares vest. As employees will not exercise the underlying options unless the current market price exceeds the option exercise price and the Company's tax deduction for restricted shares is determined as the shares vest, the ultimate realization of the benefit related to stock options is directly

(17) INCOME TAXES (Continued)

associated with the price of the Company's common stock. At December 31, 2010, the Company's stock price of $2.67 was well below the weighted average exercise price of the Company's stock options of $4.40.

The Company also has available federal and state research and development credit carryforwards of $25.0 million that expire at various dates from 2015 through 2029.

The Company has available $14.0 million of capital loss carryover resulting from the sale of Zynetix on November 26, 2008. The capital loss is only available to offset capital gains. Because it is not more likely than not that the Company will realize a benefit prior to the expiration of the capital loss carryforward in 2013, a full valuation allowance has been established against the $5.4 million tax benefit associated with this capital loss.

Deferred tax assets are required to be reduced by a valuation allowance, if based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of the Company's evaluation, the Company concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to its cumulative losses and other factors. Accordingly, during the fourth quarter of fiscal 2008, the Company recorded an increase to its valuation allowance of $88.4 million on substantially all of its domestic net deferred tax assets after considering all positive and negative factors as to the recoverability of these assets. This determination was based on many factors, including the severity of the current and prior year losses, three years of cumulative losses, the current severe economic recession, a significant decrease to taxable income forecasted in future periods, and other relevant factors.

During fiscal 2010 and fiscal 2009, the Company performed an analysis to determine if, based on all available evidence, it considered it more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of the Company's evaluation, the Company concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to its cumulative losses and other factors. Accordingly, the Company has maintained a valuation allowance against its domestic deferred tax asset amounting to $103.1 million at December 31, 2010 and $117.8 million at December 31, 2009. During the preparation of the 2010 financial statements, the Company determined that in prior years, the Company had overstated the balance of deferred tax assets relating to stock-based compensation and, since 2008, had overstated the valuation allowance related to those assets by an equal and offsetting amount. At December 31, 2009, the deferred tax assets and related valuation allowance were overstated by $11.0 million. The Company has corrected this error in the above deferred income tax assets and liabilities components table as of December 31, 2010. Because these deferred tax assets carry a full valuation allowance, the correction of this error had no effect on the 2010 tax provision, consolidated balance sheet or consolidated statement of cash flows.

The Company operates under a tax holiday in India, which has been extended through March 2011.

(17) INCOME TAXES (Continued)

A reconciliation of the Company's unrecognized tax benefits is as follows (in thousands):

	2010	2009	2008
Unrecognized tax benefits at January 1	$10,070	$ 7,526	$6,167
Increases related to current year tax positions	23	2,562	1,561
Settlements	(103)	(18)	(202)
Unrecognized tax benefits at December 31	$ 9,990	$10,070	$7,526

As of the date of adoption of the guidance related to uncertain tax positions, the Company elected to include any applicable interest and penalties related to uncertain tax positions in its income tax provision in its consolidated statement of operations. The Company recorded liabilities for potential penalties and interest of $23,000 for the year ended December 31, 2010, and $18,000 for the years ended December 31, 2009 and 2008. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months. Due to the Company's valuation allowance at December 31, 2010, none of the Company's unrecognized tax benefits, if recognized, would affect the effective tax rate.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, as well as various state and foreign jurisdictions. Generally, the tax years 2006 through 2010 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company's federal NOLs generated prior to 2003 could be adjusted on examination even though the year in which the loss was generated is otherwise closed by the statute of limitations. The Company's primary state jurisdiction, Massachusetts, has open periods from 2006 through 2010.

(18) MAJOR CUSTOMERS

The Company had one customer, AT&T, that contributed approximately 21% of the Company's consolidated revenue in the year ended December 31, 2010 and approximately 29% of the Company's consolidated revenue in the year ended December 31, 2008. The Company had no customers that contributed 10% or more of its consolidated revenue in the year ended December 31, 2009, and no other customers that contributed 10% or more of consolidated revenue in the years ended December 31, 2010 and 2008.

At December 31, 2010, one customer accounted for 10% or more of the Company's accounts receivable balance, representing approximately 14% of the Company's accounts receivable balance. At December 31, 2009 there were no customers that accounted for 10% or more of the Company's accounts receivable balance. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts and such losses have been within management's expectations.

(19) GEOGRAPHIC AND OPERATING SEGMENT INFORMATION

The Company's classification of revenue by geographic area is determined by the location of the Company's customers. The following table summarizes revenue by geographic area as a percentage of total revenue:

	Year ended December 31,		
	2010	2009	2008
United States	68%	70%	70%
Europe, Middle East and Africa	15	18	15
Japan	12	9	10
Other Asia Pacific	2	1	3
Other	3	2	2
	100%	100%	100%

International revenue, both as a percentage of total revenue and absolute dollars, may vary from one period to the next, and accordingly, current data may not be indicative of future periods.

The Company's product revenue is comprised of the following (in thousands):

	Year ended December 31,		
	2010	2009	2008
Trunking and access products	$122,244	$112,412	$188,796
Peering (NBS) products	24,339	23,864	14,591
	$146,583	$136,276	$203,387

The Company's service revenue is comprised of the following (in thousands):

	Year ended December 31,		
	2010	2009	2008
Maintenance	$ 78,379	$69,132	$ 78,996
Professional services	24,345	22,088	30,762
	$102,724	$91,220	$109,758

(20) LITIGATION SETTLEMENTS

2002 Securities Litigation

On January 6, 2006, a purchaser of the Company's common stock filed a complaint in the United States District Court for the District of Massachusetts that was essentially identical to an Amended Consolidated Complaint previously filed against the defendants and dismissed on October 5, 2005 alleging that Sonus made false and misleading statements about its products and business. The court appointed the Public Employees' Retirement System of Mississippi as lead plaintiff. The lead plaintiff filed an Amended Consolidated Complaint (the "2002 Securities Litigation"). On April 19, 2007, the defendants filed a motion to dismiss the 2002 Securities Litigation. On September 23, 2008, Sonus agreed to settle the litigation and, on October 3, 2008, entered into a Memorandum of Understanding with the plaintiffs setting forth the terms of the settlement. Pursuant to the settlement, subject to

(20) LITIGATION SETTLEMENTS (Continued)

confirmatory discovery and final court approval, the Company agreed to pay $9.5 million to the shareholder class in the case, as well as $0.1 million toward the cost of the class notice process. In addition, the Company incurred $0.4 million in incremental legal fees in connection with the confirmatory discovery and settlement approval process. Of these amounts, $9.6 million is included as a component of Litigation settlements, net of insurance recovery, and $0.4 million is included as a component of General and administrative expense in the Company's consolidated statement of operations for the year ended December 31, 2008. On February 4, 2009, the Court issued an order in which it certified a settlement class, preliminarily approved the settlement, and ordered that notice be sent to the settlement class. The hearing on final court approval of the settlement was held on June 16, 2009, and the court entered its Orders finally approving the settlement and the request of plaintiffs' counsel for attorneys' fees on June 23, 2009. There were no class member objections to the settlement. At December 31, 2008, the Company had accrued $10.0 million related to this settlement which was paid to the plaintiffs in fiscal 2009. The Company did not have any insurance available for this claim.

C2 Patent Litigation

On June 14, 2006, C2 Communications ("C2") sued AT&T, Inc., Verizon Communications, Inc., Qwest, Bellsouth Corporation, Sprint Nextel Corporation, Global Crossing and Level 3 in the Eastern District of Texas, Marshall Division. C2 alleged that each of the defendants infringed U.S. Patent No. 6,243,373 entitled "Method and Apparatus for Implementing a Computer Network Internet Telephone System." Sonus agreed, subject to certain conditions, to assume the defense of Qwest, Global Crossing and Level 3 in this litigation to the extent the claim resulted from their use of products purchased from Sonus. During the trial, on September 16, 2008, Sonus reached an agreement to settle this litigation. The parties entered into a settlement and license agreement that provided for the payment of $9.5 million in full settlement of all claims against Qwest, Global Crossing and Level 3 as well as fully paid licenses to the Company, Qwest, Global Crossing and Level 3. The settlement was paid on September 24, 2008. The settlement expense is included as a component of Litigation settlements, net of insurance recovery, in the Company's consolidated statements of operations for the year ended December 31, 2008.

(21) RELATED PARTIES

Dr. Nottenburg, the Company's former President and Chief Executive Officer, serves on the Board of Directors of Comverse Technology ("Comverse"), a worldwide provider of software and systems. Comverse has several majority-owned subsidiaries, including Ulticom, Inc. (which Comverse sold in the fourth quarter of fiscal 2010) and Verint Systems. All three companies are vendors of the Company. The Company had well-established and ongoing business relationships with these vendors prior to the appointment of Dr. Nottenburg as the Company's President and Chief Executive Officer effective June 13, 2008. Costs incurred for purchases from these companies, in the aggregate, were $3.9 million for the period from January 1, 2010 through October 12, 2010, $6.5 million for the year ended December 31, 2009 and $3.5 million for the period from June 13, 2008 through December 31, 2008. The Company had an aggregate outstanding accounts payable balance to these companies of $0.2 million at December 31, 2009. The Company did not have an outstanding accounts payable balance with Comverse or its Verint Systems subsidiary at December 31, 2010.

(22) COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its facilities under operating leases, which expire at various times through 2018. The Company is responsible for certain real estate taxes, utilities and maintenance costs under these leases. The Company's corporate headquarters is located in a leased facility in Westford, Massachusetts, consisting of 97,500 square feet under a lease that expires in August 2018. Sonus moved into this facility in December 2010. Escalation clauses, free rent and other lease concessions are recognized on a straight-line basis over the minimum lease term. Rent expense was $5.5 million in the year ended December 31, 2010, $5.6 million in the year ended December 31, 2009 and $5.2 million in the year ended December 31, 2008.

Future minimum payments under operating lease arrangements as of December 31, 2010 are as follows (in thousands):

Years ending December 31,	
2011	$ 3,485
2012	2,970
2013	2,799
2014	2,772
2015	2,630
Thereafter	3,529
	$18,185

2001 IPO Litigation

In November 2001, a purchaser of the Company's common stock filed a complaint in the United States District Court for the Southern District of New York (the "District Court") against the Company, two of its officers and the lead underwriters alleging violations of the federal securities laws in connection with the Company's initial public offering ("IPO") and seeking unspecified monetary damages. The purchaser seeks to represent a class of persons who purchased the Company's common stock between the date of the IPO on May 24, 2000 and December 6, 2000. The amended complaint, filed in April 2002, alleges that the Company's registration statement contained false or misleading information or omitted to state material facts concerning the alleged receipt of undisclosed compensation by the underwriters and the existence of undisclosed arrangements between the underwriters and certain purchasers to make additional purchases in the after market. The claims against the Company are asserted under Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 11 of the Securities Act of 1933, as amended (the "Securities Act"), and against the individual defendants under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act. Other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly-traded companies and their IPO underwriters which, along with the actions against the Company, have been transferred to a single federal judge for purposes of coordinated case management.


10-K

On July 15, 2002, the Company, collectively with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints on various legal grounds common to all or most of the issuer defendants. The plaintiffs voluntarily

(22) COMMITMENTS AND CONTINGENCIES (Continued)

dismissed the claims against many of the individual defendants, including the Company's officers named in the complaint. On February 19, 2003, the District Court granted a portion of the motion to dismiss by dismissing the Section 10(b) claims against certain defendants including the Company, but denied the remainder of the motion as to the defendants.

In October 2004, the District Court certified the class in a case against certain defendants. On August 31, 2005, the District Court approved the terms of the proposed settlement.

On December 5, 2006, the United States Court of Appeals for the Second Circuit (the "Second Circuit") reversed the District Court's October 2004 order certifying a class. On August 25, 2009, the plaintiffs filed a motion for final approval of the proposed settlement, approval of the plan of distribution of the settlement fund and certification of the settlement classes. A settlement fairness hearing was held on September 10, 2009. On October 5, 2009, the District Court issued an opinion granting plaintiffs' motion for final approval of the settlement, approval of the plan of distribution of a new settlement fund and certification of the settlement classes. An Order and Final Judgment was entered on January 14, 2010.

On October 7, 2010, all but two parties who had filed a notice of appeal filed a stipulation with the Second Circuit withdrawing their appeals with prejudice, and one of the remaining objectors filed a brief in support of his appeal. On December 8, 2010, plaintiffs moved to dismiss with prejudice the appeal filed by one of the two appellants based on alleged violations of the Second Circuit's rules, including failure to serve, falsifying proofs of service, and failure to include citations to the record. The motion was fully briefed as of December 30, 2010, but the Second Circuit has not yet ruled on the motion. The filing of plaintiffs' motion tolled the deadline for appellees to file answering briefs on both appeals. If the District Court's order is upheld on appeal, the Company would have no material liability in connection with this litigation, and this litigation would be resolved.

On October 5, 2007, Vanessa Simmonds, a purported shareholder, filed a complaint in the United States District Court for the Western District of Washington (the "Western District Court") for recovery of short-swing profits under Section 16(b) of the Exchange Act against the underwriters in the IPO in 2000. On February 28, 2008, the plaintiff filed an amended complaint asserting substantially similar claims as set forth in the initial complaint. The amended complaint seeks recovery against the underwriters for profits they received from the sale of the Company's common stock in connection with the IPO. The Company was named as a nominal defendant but has no liability for the asserted claims. No Sonus officers or directors were named in the amended complaint. On March 12, 2009, the Western District Court entered its judgment in the case and granted the moving issuers' motion to dismiss, finding plaintiff's demand letters were insufficient to put the issuers on notice of the claims asserted against them. The Western District Court also granted the underwriters' motion to dismiss as to the claims arising from the non-moving issuers' IPOs, finding plaintiff's claims were time-barred under the applicable statute of limitations.

Following an appeal to the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"), on December 2, 2010, the Ninth Circuit affirmed the Western District Court's decision to dismiss the moving issuers' cases (including the Company's) on the grounds that plaintiff's demand letters were insufficient to put the issuers on notice of the claims asserted against them and further ordered that the dismissals be made with prejudice. The Ninth Circuit, however, reversed and remanded the Western District Court's decision on the underwriter's motion to dismiss as to the claims arising from the non-moving issuers' IPOs, finding plaintiff's claims were not time-barred under the

(22) COMMITMENTS AND CONTINGENCIES (Continued)

applicable statute of limitations. In remanding, the Ninth Circuit advised the non-moving issuers and underwriters to file in the Western District Court the same challenges to plaintiff's demand letters that moving issuers had filed.

On January 18, 2011, the Ninth Circuit denied all petitions for rehearing and petitions for rehearing en banc. On January 25, 2011, the Ninth Circuit granted the underwriters' motion to stay the issuance of mandate and ordered that the mandate in the cases involving the non-moving issuers is stayed for ninety days pending the filing of a petition for writ of certiorari in the United States Supreme Court. On January 26, 2011, the Ninth Circuit granted the appellant's motion and ruled that the mandate in all cases (including the Company's and other moving issuers) is stayed for ninety days pending the appellant's filing of a petition for writ of certiorari in the United States Supreme Court. The Company currently believes that the outcome of this litigation will not have a material adverse impact on its financial position or results of operations.

Other

In addition, we are often a party to disputes and legal proceedings that we consider routine and incidental to our business. Management does not expect the results of any of these actions to have a material adverse effect on our business, results of operations or financial condition.

(23) QUARTERLY RESULTS (UNAUDITED)

The following tables present the Company's quarterly operating results for the years ended December 31, 2010 and 2009. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited consolidated quarterly results when read in conjunction with the Company's audited consolidated financial statements and related notes.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Fiscal 2010				
Revenue	$ 62,408	$ 61,181	$ 42,739	$ 82,979
Cost of revenue	24,230	22,668	18,961	30,296
Gross profit	$ 38,178	$ 38,513	$ 23,778	$ 52,683
Income (loss) from operations	$ (500)	$ 44	$ (22,555)	$ 11,452
Net income (loss)	$ (134)	$ 311	$ (22,278)	$ 11,410
Earnings (loss) per share(1):				
Basic	$ —	$ —	$ (0.08)	$ 0.04
Diluted	$ —	$ —	$ (0.08)	$ 0.04
Shares used in computing earnings (loss) per share:				
Basic	274,701	275,051	275,412	276,659
Diluted	274,701	276,314	275,412	278,096

(23) QUARTERLY RESULTS (UNAUDITED) (Continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Fiscal 2009				
Revenue	$ 41,012	$ 61,607	$ 56,165	$ 68,712
Cost of revenue	17,797	21,315	20,915	23,333
Gross profit	$ 23,215	$ 40,292	$ 35,250	$ 45,379
Income (loss) from operations	$(17,764)	$ 2,268	$ (3,529)	$ 7,641
Net income (loss)	$(16,227)	$ 4,383	$ (3,397)	$ 10,309
Earnings (loss) per share(1):				
Basic	$ (0.06)	$ 0.02	$ (0.01)	$ 0.04
Diluted	$ (0.06)	$ 0.02	$ (0.01)	$ 0.04
Shares used in computing earnings (loss) per share:				
Basic	273,095	273,543	273,907	274,359
Diluted	273,095	273,768	273,907	275,152

(1) Net income (loss) per share is calculated independently for each of the quarters presented; accordingly, the sum of the quarterly net income (loss) per share may not equal the total calculated for the year.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management's Annual Report on Internal Control over Financial Reporting

Our management, with the participation of our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making its assessment of internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this assessment, management concluded that, as of December 31, 2010, our internal control over financial reporting is effective.

Deloitte & Touche LLP, an independent registered public accounting firm that audited our financial statements included in this Annual Report, has issued an attestation report on management's internal control over financial reporting, which is included in this Item 9A under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the fiscal quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonus Networks, Inc.
Westford, Massachusetts

We have audited the internal control over financial reporting of Sonus Networks, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 10, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 10, 2011

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is included under the caption "Executive Officers of the Registrant," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Business Conduct and Ethics" and "Board Meetings and Committees" in our definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC no later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 is included under the captions "Director Compensation," "Summary of Executive Compensation," "Plan-Based Awards," "Option Holdings," "Severance and Change-in-Control Arrangements," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is included under the captions "Beneficial Ownership of Securities" and "Equity Compensation Plan Information" in our definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is included, as applicable, under the captions "Severance and Change-in-Control Agreements," "Indemnification Agreements," "Director Independence" and "Transactions with Related Persons" in our definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is included under the captions "Fees for Independent Registered Public Accounting Firm during the years ended December 31, 2010 and 2009" and "Policy on Audit Committee Pre-approval of Audit and Non-audit Services" in our definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1) Financial Statements

The consolidated financial statements of the Company are listed in the index under Part II, Item 8, of this Annual Report on Form 10-K.

2) Financial Statement Schedules

None. All schedules are omitted because they are not applicable, not required under the instructions or the information is contained in the consolidated financial statements, or notes thereto, included herein.

3) List of Exhibits

The Exhibits filed as part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately preceding such Exhibits, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONUS NETWORKS, INC.

March 10, 2011

By: /s/ RAYMOND P. DOLAN

Raymond P. Dolan
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ RAYMOND P. DOLAN Raymond P. Dolan	President, Chief Executive Officer and Director (Principal Executive Officer)	March 10, 2011
/s/ WAYNE PASTORE Wayne Pastore	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 10, 2011
/s/ ELMER LAI Elmer Lai	Vice President, Finance, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	March 10, 2011
/s/ HOWARD E. JANZEN Howard E. Janzen	Chairman	March 10, 2011
/s/ JAMES K. BREWINGTON James K. Brewington	Director	March 10, 2011
/s/ JOHN P. CUNNINGHAM John P. Cunningham	Director	March 10, 2011
/s/ BEATRIZ INFANTE Beatriz Infante	Director	March 10, 2011
/s/ JOHN A. SCHOFIELD John A. Schofield	Director	March 10, 2011
/s/ SCOTT E. SCHUBERT Scott E. Schubert	Director	March 10, 2011
/s/ PAUL J. SEVERINO Paul J. Severino	Director	March 10, 2011
/s/ H. BRIAN THOMPSON H. Brian Thompson	Director	March 10, 2011

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Certificate of Incorporation of Sonus Networks, Inc., as amended (incorporated by reference to the Registrant's Current Report on Form 8-K, filed June 22, 2009 with the SEC).
3.2	Certificate of Designation specifying the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share (incorporated by reference to the Registrant's Current Report on Form 8-K, filed June 27, 2008 with the SEC).
3.3	Amended and Restated By Laws of Registrant (incorporated by reference to the Registrant's Current Report on Form 8-K, filed June 22, 2009 with the SEC).
4.1	Form of Stock Certificate representing shares of Sonus Networks, Inc. Common Stock (incorporated by reference to the Registrant's Registration Statement on Form S-1).
4.2	Rights Agreement, dated June 26, 2008, between the Registrant and American Stock Transfer & Trust Company, LLC, which includes as Exhibit A thereto a form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and Exhibit C thereto a Summary of Rights to Purchase Shares of Preferred Stock (incorporated by reference to the Registrant's Current Report on Form 8-K, filed June 27, 2008 with the SEC).
10.1	Registration Rights Agreement, dated as of November 2, 2000, by and among Sonus Networks, Inc. and the Stockholder parties thereto (incorporated by reference to the Registrant's Registration Statement on Form S-4).
10.2+	Amended and Restated 1997 Stock Incentive Plan (incorporated by reference to the Registrant's Registration Statement on Form S-1)
10.3+	Form of Notice of Grant of Stock Options and Stock Option Agreement under the 1997 Stock Incentive Plan—Additional Terms and Conditions (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed August 20, 2004 with the SEC).
10.4+	Form of Indemnity Agreement for Officers and Directors (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed August 20, 2004 with the SEC).
10.5+	Form of Resale Restriction Agreement (incorporated by reference to the Registrant's Current Report on Form 8-K, filed December 28, 2005 with the SEC).
10.6+	Form of Consent to Stock Option Amendment (incorporated by reference to the Registrant's Current Report on Form 8-K, filed December 29, 2006 with the SEC).
10.7+	Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K, filed March 6, 2008 with the SEC).
10.8+	Form of Nonstatutory Stock Option Agreement Granted Under the 2007 Stock Incentive Plan (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed May 8, 2008 with the SEC).
10.9+	Form of Award of Restricted Stock and Restricted Stock Agreement Under the 2007 Stock incentive Plan (incorporated by Reference to the Registrant's Quarterly Report on Form 10-Q, filed May 8, 2008 with the SEC).
10.10+	Employment Agreement between the Registrant and Richard N. Nottenburg accepted on May 16, 2008 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed May 20, 2008 with the SEC).
10.11+	Executive Severance and Arbitration Agreement between the Registrant and Matthew Dillon accepted on October 7, 2008 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed October 8, 2008 with the SEC).

Exhibit No.	Description
10.12+	Employment Letter between the Registrant and Gurudutt Pai accepted on December 11, 2008 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on December 15, 2008 with the SEC).
10.13	Letter Agreement dated January 9, 2009 by and among the Registrant and Legatum Capital Limited and certain of its affiliates (incorporated by reference to the Registrant's Current Report on Form 8-K, filed January 12, 2009 with the SEC).
10.14*+	2007 Stock Incentive Plan, as amended.
10.15+	Senior Management Cash Incentive Plan (incorporated by reference to the Registrant's Current Report on Form 8-K, filed February 24, 2010 with the SEC).
10.16+	Amendment to Employment Letter between the Registrant and Gurudutt Pai accepted on February 18, 2010 (incorporated by reference to the Registrant's Annual Report on Form 10-K, filed February 25, 2010 with the SEC).
10.17+	Executive Severance and Arbitration Agreement between the Registrant and Wayne Pastore accepted on October 2, 2008 (incorporated by reference to the Registrant's Annual Report on Form 10-K, filed February 25, 2010 with the SEC).
10.18+	Amendment to Employment Letter between the Registrant and Wayne Pastore accepted on February 19, 2010 (incorporated by reference to the Registrant's Annual Report on Form 10-K, filed February 25, 2010 with the SEC).
10.19+	Amendment to Employment Letter between the Registrant and Wayne Pastore accepted on April 29, 2010 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed May 3, 2010 with the SEC).
10.20+	Retention Letter between the Registrant and Richard N. Nottenburg accepted on May 18, 2010 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed May 20, 2010 with the SEC).
10.21+	Employment Agreement between the Registrant and Jeffrey M. Snider accepted on June 1, 2009 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed August 3, 2010 with the SEC).
10.22+	Employment Agreement between the Registrant and Kumar Vishwanathan accepted on July 6, 2009 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed August 3, 2010 with the SEC).
10.23+	Amendment to Employment Agreement between the Registrant and Kumar Vishwanathan accepted on July 29, 2010 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed August 3, 2010 with the SEC).
10.24+	Employment Agreement between the Registrant and Raymond P. Dolan accepted on October 8, 2010 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed October 12, 2010 with the SEC).
10.25	Lease, dated August 11, 2010, between Michelson Farm-Westford Technology Park IV Limited Partnership and the Registrant with respect to the property located at 4 Technology Park Drive, Westford, Massachusetts (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed November 2, 2010 with the SEC).
10.26	First Amendment to Lease, dated October 27, 2010, between Michelson Farm-Westford Technology Park IV Limited Partnership and the Registrant with respect to the property located at 4 Technology Park Drive, Westford, Massachusetts (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed November 2, 2010 with the SEC).
10.27	Lease and Sublease Termination Agreement, dated August 11, 2010, by and among Michelson Farm-Westford Technology Park V and VIII Limited Partnership, Teradyne, inc. and the Registrant with respect to the properties located at 7 and 9 Technology Park Drive, Westford, Massachusetts (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q, filed November 2, 2010 with the SEC).

Exhibit No.	Description
10.28+	Separation Letter between the Registrant and Gurudutt Pai accepted on December 29, 2010 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed December 30, 2010 with the SEC).
10.29*+	Employment Agreement between the Registrant and Wayne Pastore accepted on December 28, 2007.
10.30+	Employment Agreement between the Registrant and Rajiv Laroia accepted on February 11, 2011 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed February 16, 2011 with the SEC).
10.31+	Amendment to Employment Agreement between the Registrant and Raymond P. Dolan, accepted on February 14, 2011 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed February 16, 2011 with the SEC).
14.1	Corporate Code of Conduct and Ethics (incorporated by reference to the Registrant's Current Report on Form 8-K, filed April 1, 2009 with the SEC).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP
31.1*	Certificate of Sonus Networks, Inc. Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certificate of Sonus Networks, Inc. Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certificate of Sonus Networks, Inc. Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certificate of Sonus Networks, Inc. Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

\+ Management contract or compensatory plan or arrangement filed in response to Item 15(a)(3) of the Instructions to the Annual Report on Form 10-K.

EXHIBIT 21.1

SONUS NETWORKS, INC.
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Sonus International, Inc.	Delaware
Sonus Securities Corp.	Massachusetts
Sonus Networks Limited	United Kingdom
Sonus Networks Pte. Ltd.	Singapore
Nihon Sonus Networks K.K.	Japan
Westford Networks Mexico, S. de R.L. de C.V.	Mexico
Sonus Networks GmbH	Germany
Sonus Networks EURL	France
Sonus Networks España, S.R.L.	Spain
Sonus Networks India Private Limited	India
Sonus Networks Trading Private Limited	India
Sonus Networks (HK) Limited	Hong Kong
Sonus Networks s.r.o.	Czech Republic
Sonus Networks Malaysia Sdn. Bhd.	Malaysia
Sonus Networks Corp.	Canada
Sonus Networks AB	Sweden

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-61940 and 333-66982 on Form S-3 and Registration Statement Nos. 333-43334, 333-53970, 333-54932, 333-105215, 333-124777, 333-150022, 333-163684 and 333-170285 on Form S-8 of our reports dated March 10, 2011, relating to the consolidated financial statements of Sonus Networks, Inc., and the effectiveness of Sonus Networks, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Sonus Networks, Inc. for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 10, 2011

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond P. Dolan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sonus Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2011

/s/ RAYMOND P. DOLAN

Raymond P. Dolan
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Wayne Pastore, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sonus Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2011

/s/ WAYNE PASTORE

Wayne Pastore
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Sonus Networks, Inc. (the "Company") for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Raymond P. Dolan, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 10, 2011

/s/ RAYMOND P. DOLAN

Raymond P. Dolan
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Sonus Networks, Inc. (the "Company") for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Wayne Pastore, Senior Vice President and Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 10, 2011

/s/ WAYNE PASTORE

Wayne Pastore
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)